Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

GRAPHIC PACKAGING INTERNATIONAL, LLC

and

CLEARWATER PAPER CORPORATION

Dated February 20, 2024

TABLE OF CONTENTS

i

Exhibits

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Assignment and Assumption of Leases
Exhibit C	Form of Bill of Sale
Exhibit D	Form of R&W Binder Agreement
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of Intellectual Property License Assignment Agreement
Exhibit G	Form of Retained IP License Agreement
Exhibit H	Form of Augusta Mill Bond Documents Assignment and Assumption Agreement
Exhibit I	Form of Supply Agreement
Exhibit J	Form of Deed

Schedules

Schedule 1.1(a)(i)	Applicable Accounting Principles
Schedule 1.1(a)(ii)	Augusta Mill Bond Documents
Schedule 1.1(a)(iii)	Owned Real Property
Schedule 1.1(a)(iv)	Pre-Closing Remediation Liabilities
Schedule 1.1(a)(v)	Specified Current Assets
Schedule 1.1(a)(vi)	Specified Current Liabilities
Schedule 1.1(a)(vii)	Water 5R Project
Schedule 1.1(a)(viii)	Wood Procurement Agreement
Schedule 1.1(a)(ix)	Wood Procurement Counterparty
Schedule 2.5	Purchase Price Allocation
Schedule 5.1(a)	Water 5R Project Implementation

Transferor Disclosure Schedules

Section 1.1(a)	Excluded Assets
Section 1.1(b)	Excluded Liabilities

Section 1.1(c)	Knowledge
Section 1.1(e)	Lien Releases
Section 1.1(f)	Retained Names
Section 1.1(g)	Working Capital Example
Section 3.1	Due Organization, Good Standing, Corporate Power and Subsidiaries
Section 3.2	Authorization and Validity of Agreement
Section 3.3	Corporate Authority Relative to this Agreement; No Violation
Section 3.5	Financial Information; Undisclosed Liabilities
Section 3.6	Assets
Section 3.8	Actions; Litigation
Section 3.9	Compliance with Laws; Certain Licenses
Section 3.11	Tax Matters
Section 3.12	Employee Benefits
Section 3.13	Labor and Employment Matters
Section 3.14	Intellectual Property
Section 3.15	Material Contracts
Section 3.17	Brokers or Finders
Section 3.19	Real Property
Section 3.20	Insurance
Section 3.21	Customers and Suppliers
Section 3.22	Inventory
Section 3.23	Product Warranties and Liabilities
Section 3.24	Information Technology Assets
Section 3.25	Data Privacy and Security
Section 3.26	Modifications and Amendments to Augusta Mill Bond Documents
Section 5.1	Conduct of the Transferred Business Pending the Closing

Buyer Disclosure Schedules

Section 1.1(d)	Knowledge
Section 4.3	No Violation
Section 4.6	Brokers or Finders

v

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of February 20, 2024 (this “Agreement”), is entered into by and between Graphic Packaging International, LLC, a Delaware limited liability company (“Transferor”), and Clearwater Paper Corporation, a Delaware corporation (“Buyer”).

WHEREAS, Transferor directly and indirectly through its Subsidiaries is engaged in the Transferred Business (as defined below); and

WHEREAS, in accordance with and subject to the terms and conditions set forth herein, at the Closing (as defined below), Transferor desires to contribute, convey, assign, transfer and deliver to Buyer, and Buyer desires to receive, acquire and take assignment of, all of Transferor’s right, title and interest in and to the Transferred Assets (as defined below), and Buyer desires to assume, and agrees to pay, perform, fulfill and discharge all of the Assumed Liabilities (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Accountant” shall have the meaning set forth in Section 2.4(c).

“Acquisition Proposal” shall have the meaning set forth in Section 5.5.

“Action” shall mean any demand, action, claim, counterclaim, charge, grievance, complaint, arbitration, mediation, proceeding, inquiry, review, audit, hearing, investigation, litigation, suit or countersuit of any nature, whether civil, criminal, administrative, investigative, regulatory or informal, commenced, brought or heard by or before any Governmental Authority (including any arbiter or mediator).

“Affiliate” shall mean a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Allocable Price” shall have the meaning set forth in Section 2.5.

“Allocation” shall have the meaning set forth in Section 2.5.

“Alternative Financing” shall have the meaning set forth in Section 5.18(c).

“Anti-Money Laundering Laws” shall have the meaning set forth in Section 3.18(c).

“Applicable Accounting Principles” means the methodologies, practices, estimation techniques, classifications, assumptions and principles set forth on Schedule 1.1(a) and, to the extent not inconsistent with Schedule 1.1(a), as used in the preparation of the Financial Statements for the year ended December 31, 2023.

“Applicable Subsidiaries” shall have the meaning set forth in Section 3.1.

“Asset” shall mean any and all assets, properties and rights, wherever located, whether real, personal or mixed, tangible or intangible, current or long-term.

“Assignment and Assumption Agreement” shall mean an assignment and assumption agreement, substantially in the form of Exhibit A, with respect to the Assigned Contracts and the Assumed Liabilities.

“Assignment and Assumption of Leases” shall mean an assignment and assumption agreement, substantially in the form of Exhibit B, with respect to the Leases and Lessor Leases.

“Assumed Liabilities” shall mean, collectively:

(i) all Liabilities (including current liabilities) of Transferor or any of its Subsidiaries to the extent relating to or arising from the Transferred Business in the ordinary course of business (to the extent not satisfied in the operation of the Transferred Business in the ordinary course prior to the Closing Date and other than accounts payable);

(ii) all Liabilities to the extent relating to or arising from any Transferred Assets or the Augusta Mill Bond Transaction (to the extent transferred to Buyer pursuant to Section 5.22) in the ordinary course of business;

(iii) Liabilities under Contracts that are Transferred Assets and Shared Contracts to the extent allocated to Buyer pursuant to Section 2.9 (“Assumed Contracts”); and

(iv) the Closing Date Indebtedness to the extent included in the calculation of the Final Purchase Price;

provided that Assumed Liabilities shall not include any Excluded Liabilities.

“Audited Closing Financial Statements” shall have the meaning set forth in Section 5.11(a).

“Augusta Bond Trustee” shall mean U.S. Bank Trust Company, National Association.

“Augusta Development Authority” shall mean the Development Authority of Augusta, Georgia.

“Augusta Mill” shall mean that real property and all improvements thereon and appurtenances thereto located at 4278 Padgett Highway, Augusta, GA 30903 and owned by Transferor as of the date hereof.

“Augusta Mill Bonds” shall mean the Augusta Development Authority’s Taxable Industrial Development Revenue Bonds (Graphic Packaging International, LLC Project), Series 2018, issued in the aggregate maximum principal amount of $350,000,000 relating to the personal property and equipment located at the Augusta Mill, and currently outstanding as Bond No. R-1 dated December 13, 2018.

“Augusta Mill Bond Assignment Documents” shall mean all documents necessary for Transferor to transfer, assign and convey to Buyer all of Transferor’s right, title, obligations and responsibilities with respect to the Augusta Mill Bond Transaction with respect to the Augusta Mill Bond Leased Equipment, including, without limitation, all of the following: (i) the Augusta Mill Bond Documents Assignment and Assumption Agreement; (ii) evidence of transfer of the outstanding Augusta Mill Bond No. R-1, dated December 13, 2018, to Buyer (which shall be evidenced to Buyer by the completion of the transfer and assignment form attached to the Augusta Mill Bond No. R-1 by Transferor) and evidence that the outstanding Augusta Mill Bond No. R-1 has been surrendered and cancelled and the issuance of a new bond (Bond R-2) issued in the name of the Buyer; (iii) a new Home Office Payment Agreement executed by Buyer and the Augusta Mill Bond Trustee; (iv) certificates of insurance evidencing coverage bound by Buyer as required pursuant to the Augusta Mill Bond Lease; (v) all documents required by one or more of Buyer’s lenders, including but not limited to, any and all collateral assignment by Buyer or any of its Affiliates of the Augusta Mill Bonds and the Augusta Mill Bond Documents, agreements, and certificates that are necessary in order for the Augusta Development Authority to subordinate its rights under the Augusta Mill Bond Documents; and (vi) such other documents as may be reasonably required by Bond Counsel, the Augusta Development Authority (and its counsel) or the Augusta Bond Trustee or may be agreed upon by Transferor and Buyer to consummate the Augusta Mill Bond Assignment Transaction, including any certificates, investment letters, or other documents required in connection therewith.

“Augusta Mill Bond Documents” shall mean all documents, instruments, certificates and agreements related to the Augusta Mill Bonds, including, without limitation, the Augusta Mill Bond Lease and all other documents described on Schedule 1.1(a)(ii) attached hereto and by reference incorporated herein.

“Augusta Mill Bond Documents Assignment and Assumption Agreement” shall mean the Assignment, Assumption and Release Agreement, among the Augusta Development Authority, the Transferor, the Augusta Bond Trustee, and the Buyer, in the form attached hereto as Exhibit H, with any modifications as may be required by the Augusta Development Authority, assigning Transferor’s right, title and interest, as lessee, in the Augusta Mill Bond Documents to Buyer, with an assumption by Buyer of all terms, conditions, covenants and obligations of the lessee under the Augusta Mill Bond Documents and any related obligations under the other documents listed on Schedule 1.1(a)(ii), attached hereto, in each case arising from and after the Closing.

“Augusta Mill Bond Lease” shall mean that certain Lease Agreement between the Augusta Development Authority, as Issuer, and Transferor, as Lessee, dated as of December 1, 2018.

“Augusta Mill Bond Transaction” shall mean the issuance of and closing on the Augusta Mill Bonds and all Augusta Mill Bond Documents related thereto on or around December 13, 2018.

“Augusta Mill Bond Assignment Transaction” shall mean the assignment by Transferor, and the assumption by Buyer, of the Augusta Mill Bond Transaction, including the Augusta Mill Bonds, Augusta Mill Bond Documents and Augusta Mill Bond Lease, with respect to the Augusta Mill Bond Leased Equipment thereunder.

“Augusta Mill Bond Leased Equipment” shall mean that Leased Equipment pursuant to the Augusta Mill Bond Transaction which shall be transferred pursuant to the Augusta Mill Bond Assignment Documents.

“Authority’s Counsel” shall have the meaning set forth in Section 5.22(c).

“Balance Sheet Date” shall mean December 31, 2023.

“Base Purchase Price” shall have the meaning set forth in Section 2.3(a).

“Bill of Sale” shall mean the bill of sale, substantially in the form of Exhibit C, with respect to the Transferred Assets (other than the Augusta Mill Bond Leased Equipment).

“BOA” shall have the meaning set forth in Section 5.22(a).

“Bond Approval” shall have the meaning set forth in Section 5.22(a).

“Bond Costs” shall have the meaning set forth in Section 5.22(d).

“Bond Counsel” shall mean Alston & Bird LLP, as bond counsel with respect to the Augusta Mill Bond Assignment Transaction.

“Bond Termination Deadline” shall mean three (3) Business Days after the April meeting of the Augusta Development Authority.

“Business Day” shall mean a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Business Employee” shall mean (i) each person who, as of the date of this Agreement, is an employee of Transferor or any of its Subsidiaries whose principal duties are or were performed with respect to the Transferred Business, (ii) each person who, prior to the date of this Agreement, was an employee of Transferor or any of its Subsidiaries whose principal duties are or were performed with respect to the Transferred Business, and (iii) each person who, after the date of this Agreement, is hired by Transferor or any of its Subsidiaries as permitted under Section 5.1 (including, if the Wood Procurement Transition occurs on or prior to the Closing, the Wood Procurement Employees) and whose principal duties are performed with respect to the Transferred Business.

“Business Employee List” shall have the meaning set forth in Section 3.13(i).

“Buyer Fundamental Representations” shall mean the representations and warranties contained in Section 4.1 (Due Organization, Good Standing, Corporate Power and Subsidiaries), Section 4.2 (Authorization and Validity of Agreement), Section 4.5 (Board Approval; No Vote Required), and Section 4.6 (Brokers or Finders).

“Business Guarantees” shall have the meaning set forth in Section 5.13(a).

“Buyer Indemnitees” means Buyer and its Affiliates, and each of their respective present, former and future Representatives and each of the respective heirs, executors, successors and assigns of any of the foregoing.

“Buyer Material Adverse Effect” means any effect, change or circumstances, individually or in the aggregate, that is, or would reasonably be expected to be, materially adverse to the ability of Buyer to consummate the Transactions and to perform its obligations under this Agreement and the other Transaction Agreements.

“Buyer Replacement Award” shall have the meaning set forth in Section 5.12(f).

“Buyer’s Standard Medical Plans” shall have the meaning set forth in Section 5.12(c).

“Calculation Time” shall mean 11:59 p.m., New York time, on the day prior to the Closing Date.

“Cash and Cash Equivalents” shall mean, as of any date of determination, all cash and cash equivalents, including certificates of deposit or bankers’ acceptances maturing within six (6) months from the date of acquisition thereof, and marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or an agency thereof, and investments in money market funds and all deposited but uncleared bank deposits.

“CBA” or “collective bargaining agreement” shall have the meaning set forth in Section 5.12(h).

“CBA Facilities” shall have the meaning set forth in Section 5.12(h)(i).

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sec. 9601 et seq.

“Clean Team Confidentiality Agreement” shall mean that certain Clean Team Confidentiality Agreement, dated as of January 5, 2024, by and between Buyer and Graphic Packaging Holding Company.

“Closing” shall have the meaning set forth in Section 2.1.

“Closing Date” shall have the meaning set forth in Section 2.1.

“Closing Date Indebtedness” shall mean the Indebtedness of the Transferred Business under clauses (iv) and (vi) of the definition of Indebtedness as of the Closing.

“Closing Date Working Capital” shall mean the Working Capital as of the Calculation Time.

“Closing Financial Statements” shall have the meaning set forth in Section 5.11(b).

“Closing Payment” shall have the meaning set forth in Section 2.3(a).

“Closing Statement” shall have the meaning set forth in Section 2.4(a).

“Code” shall mean the Internal Revenue Code of 1986.

“Collateral Assignment” shall have the meaning set forth in Section 5.22(b).

“Competition Authority” means any Governmental Authority that has jurisdiction to review the Transactions under any relevant antitrust, competition, merger control, fair trade or similar law, including the Federal Trade Commission and the Department of Justice in the United States of America.

“Competition Laws” shall have the meaning set forth in Section 5.3(a).

“Confidential Business Information” means all Information, data or material (other than Confidential Operational Information), including (i) earnings reports and forecasts, (ii) macro-economic reports and forecasts, (iii) business and strategic plans, (iv) general market evaluations and surveys, (v) litigation presentations and risk assessments, (vi) budgets and (vii) financing and credit-related information.

“Confidential Information” means all Confidential Business Information and Confidential Operational Information concerning a party hereto and/or its Subsidiaries which, prior to or following the Closing, has been disclosed by a party hereto or its Subsidiaries to the other party or its Subsidiaries, in written, oral (including by recording), electronic or visual form, or otherwise has come into the possession of the other party, including pursuant to the access provisions or any other provision of this Agreement or any other Transaction Agreement (except to the extent that such information can be shown to have been (i) in the public domain through no action of such party or its Subsidiaries, (ii) lawfully acquired from other sources by such party or its Subsidiaries to which it was furnished, (iii) independently developed by a party or its Subsidiaries after the date hereof without reference to the Confidential Business Information or Confidential Operational Information of the other party or its Subsidiaries and without a breach of this Agreement or (iv) approved for release by written authorization of the disclosing party and/or the third-party owner of the disclosed information; provided, however, in the case of clause (ii) that, to the furnished party’s knowledge, such sources did not provide such information in breach of any confidentiality obligations).

“Confidential Operational Information” means all operational Information, data or material including (i) specifications, ideas and concepts for products, services and operations, (ii) quality assurance policies, procedures and specifications, (iii) customer information, (iv) software, (v) training materials and information and (vi) all other know-how, methodologies, procedures, techniques and trade secrets relating to design, development and operational processes.

“Confidentiality Agreement” shall mean the Confidentiality Agreement by and between Buyer and Transferor, dated as of October 24, 2023.

“Contract” shall mean any written or oral agreement, arrangement, authorization, sale order, purchase order, open bid, commitment, contract, indenture, mortgage, note, bond, instrument, evidence of Indebtedness, real estate or other lease, loan, license, obligation, memorandum of understanding, letter of intent, covenant, warranty or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business, in each case, whether express or implied, including all amendments, modifications and supplements thereto and waivers and consents thereunder; provided in no event shall the term “Contract” include the Augusta Mill Bonds or Augusta Mill Bond Documents, which are addressed separately herein.

“Controlling Party” shall have the meaning set forth in Section 8.7(b).

“Dataroom” shall mean the electronic data room established by Merrill Corporation DataSite on behalf of Transferor under the code name “Project Azalea.”

“Data Protection Laws” shall have the meaning set forth in Section 3.25.

“Debt Commitment Letter” shall have the meaning set forth in Section 4.7(a).

“Debt Financing” shall have the meaning set forth in Section 4.7(a).

“Deed” shall have the meaning set forth in Section 7.3(i).

“Deferred Employment Date” shall mean (a) with respect to any Inactive Business Employee the date following the Closing on which such individual is first eligible to return to the performance of services to the Transferred Business. If any Inactive Business Employee (i) does not have a Deferred Employment Date on or before twelve (12) months following Closing Date or such later date as is required under applicable Law or the terms of any applicable collective bargaining agreement, or (ii) does have a Deferred Employment Date but does not return to the performance of services to the Transferred Business within twelve (12) months following Closing Date or such later date as is required under applicable Law or the terms of any applicable collective bargaining agreement, such person shall for all purposes of this Agreement be deemed to be a Former Business Employee and not be a Transferred Employee; and (b) if the Wood Procurement Transition occurs after Closing, with respect to any Wood Procurement Employee, the date of the Wood Procurement Transition.

“Definitive Agreements” shall have the meaning set forth in Section 5.18(a).

“Delayed Transfer Assets” shall have the meaning set forth in Section 2.7(a).

“Delayed Transfer Liabilities” shall mean any Liabilities (other than Excluded Liabilities) contemplated by Section 2.7 not transferred on or prior to the Closing.

“Dispute Resolution Request” shall have the meaning set forth in Section 2.4(c).

“Encumbrances” shall mean all liens (statutory or otherwise), security interests, hypothecations, preferences, priorities, easements, pledges, bailments (in the nature of a pledge or for purposes of security), mortgages, deeds of trusts, covenants, grants of power to confess judgment, charges (including any conditional sale or other title retention agreement or lease in the nature thereof), options, encumbrances or other restrictions of any kind, including restrictions on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, and all other similar rights of third parties, of any kind or nature.

“Enforceability Exceptions” shall have the meaning set forth in Section 3.2.

“Environmental Claims” shall mean any Action, notice, letter, demand or request for information (in each case in writing) by any Person or entity alleging potential Liability or noncompliance (including potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from any violation of Environmental Law or the Release, emission, discharge, presence or disposal of, or exposure to, any Hazardous Material at any location.

“Environmental Indemnity Claims” shall have the meaning set forth in Section 8.7(a).

“Environmental Law” shall mean any Law or Order relating to: (i) pollution or the protection, cleanup or restoration of the environment, or to workplace health or safety; (ii) emissions, discharges, or the Release of any Hazardous Material; (iii) the manufacture, processing, distribution, use, generation, labeling, treatment, storage, disposal, recycling, transport, or handling of any Hazardous Material; or (iv) protection of natural resources. The term “Environmental Law” shall include, without limitation, the Resource Conservation and Recovery Act, 42 U.S.C. Sec. 6901 et seq.; CERCLA; the Hazardous Materials Transportation Act, 49 U.S.C. Sec. 1801 et seq.; the Clean Air Act, 42 U.S.C. Sec. 7401 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. Sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Sec. 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. Sec. 300 et seq.; the Rivers and Harbors Act, 33 U.S.C. Sec. 401 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Sec. 11001 et seq.; and the Oil Pollution Act, 33 U.S.C. Sec. 2701 et seq.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Estimated Closing Adjustment Amount” shall mean an amount (which amount may be positive or negative) equal to (a) the Estimated Working Capital Adjustment Amount, plus (b) the Estimated Wood Procurement Inventory Amount less (c) the Estimated Closing Date Indebtedness.

“Estimated Closing Date Indebtedness” shall have the meaning set forth in Section 2.3(b).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.3(b).

“Estimated Wood Procurement Inventory Amount” shall have the meaning set forth in Section 2.3(b).

“Estimated Working Capital Adjustment Amount” shall have the meaning set forth in Section 2.3(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Assets” shall mean, collectively, all of the right, title and interest of Transferor and its Subsidiaries in all Assets held by them that do not meet the definition of Transferred Assets, and shall include the following (whether or not otherwise described in the definition of Transferred Assets):

(i) all Retained Contracts;

(ii) Cash and Cash Equivalents;

(iii) the capital stock of each Subsidiary of Transferor;

(iv) all defenses and counterclaims relating to any Excluded Liability;

(v) all claims, causes of action and rights (or any share thereof) to the extent relating to or arising from any other Excluded Asset or Excluded Liability;

(vi) without limiting the rights of Buyer pursuant to Section 5.12, all Insurance Policies;

(vii) all rights of Transferor under the Transaction Agreements;

(viii) all other Assets of Transferor and its Subsidiaries to the extent specifically assigned to or agreed to be retained by Transferor and its Subsidiaries pursuant to this Agreement or any other Transaction Agreement;

(ix) any Assets underlying or otherwise relating to any Transferor Benefit Plan, other than the assets related to the flexible spending accounts of Transferred Employees transferred to Buyer pursuant to Section 5.12(h)(ii);

(x) all refunds and credits of Pre-Closing Taxes;

(xi) the Assets described on Section 1.1(a) of the Transferor Disclosure Schedules;

(xii) the Retained Trademarks; and

(xiii) the real property and facilities owned by Transferor or its Subsidiaries and located in Georgia to the extent not included in the Owned Real Property.

“Excluded Liabilities” shall mean, collectively:

(i) all Liabilities of Transferor or any of its Affiliates not included in clauses (i) – (iv) of the definition of Assumed Liabilities, including all Liabilities to the extent relating to or arising from the Transferor Business and the Liabilities of or allocated to Transferor or any of its Subsidiaries under the Transaction Agreements;

(ii) all Liabilities under the Shared Contracts except to the extent assumed by Buyer pursuant to Section 2.6;

(iii) all Liabilities of Transferor or any of its Affiliates to the extent arising out of or relating to any Existing Lawsuits;

(iv) all Liabilities of Transferor or any of its Affiliates to the extent relating to or arising from Retained Contracts;

(v) all Liabilities of Transferor or any of its Affiliates to the extent relating to or arising from any Transferor Guarantee;

(vi) all Liabilities of Transferor or any of its Affiliates to the extent relating to or arising from any Excluded Asset, other than (in each case to the extent relating to or arising from the Transferred Business) and, subject to the provisions of Section 2.7(c), Liabilities relating to Delayed Transfer Assets the benefit of which continues to be provided to Buyer after the Closing Date;

(vii) all Liabilities of Transferor or any of its Affiliates to each other or to their respective Affiliates existing as of the Closing;

(viii) Pre-Closing Taxes;

(ix) all Encumbrances relating to or arising from any Excluded Liability;

(x) the Retained Benefit Liabilities and the Retained Employment Liabilities;

(xi) all Liabilities relating to any Former Business Employees;

(xii) all Environmental Claims and all other Liabilities arising under any Environmental Law relating to or arising from (A) properties or facilities formerly owned, leased or operated in connection with the Transferred Business; (B) the off-site transportation, storage, disposal or arrangement for disposal of any Hazardous Material on or prior to the Closing; or (C) fines or penalties imposed by any Governmental Authority relating to any violations of or non-compliance with any Environmental Law occurring on or prior to the Closing Date in connection with operations at the Transferred Real Property or in connection with the conduct or operation of the Transferred Business (the “Retained Environmental Liabilities”);

(xiii) any Liabilities relating to any Inactive Business Employee relating to any period after the Closing and prior to the date, if any, such Inactive Business Employee becomes a Business Employee;

(xiv) all Liabilities in respect of Indebtedness (other than Closing Date Indebtedness);

(xv) all Liabilities relating to any worker’s compensation claims arising from events that occurred prior to the Closing;

(xvi) all Liabilities of Transferor or any of its Affiliates for transaction expenses (including accountants’ fees and attorneys’ fees, any broker commission or fees and financial advisor fees) incurred in connection with the negotiation this Agreement and the transactions contemplated hereby;

(xvii) all Liabilities to indemnify, reimburse or advance amounts (including with respect to any breach of fiduciary obligations by same) to any present or former officer, director, employee, or independent contractor of Transferor or any of its Affiliates relating to any period prior to the Closing;

(xviii) all Liabilities relating to accounts payable to third parties and Transferor and its Affiliates, whether or not invoiced, for goods received by or services performed for the Transferred Business prior to the Closing;

(xix) any and all Liabilities under settlement agreements (other than commercial arrangements that are consistent with the historical practices of the Transferred Business); and

(xx) the Liabilities described in Section 1.1(b) of the Transferor Disclosure Schedules.

“Existing Lawsuits” means any action, litigation, written claim, administrative, hearing or action or other suit or legal proceeding, whether civil or criminal, and whether brought at law or in equity by or before any Governmental Authority, in each case existing at Closing against Transferor or any of its Affiliates with respect to the Transferred Business, Transferred Assets or Assumed Liabilities, including the matters set forth on Section 3.8(a) of the Transferor Disclosure Schedules.

“Export Control and Sanctions Regulations” means (a) any applicable Law related to import and export controls, including the Arms Export Control Act (22 U.S.C. §§ 2778 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Control Reform Act of 2018, the Export Administration Regulations (15 C.F.R. Parts 730-774), Freezing Assets of Corrupt Foreign Officials Act (Canada); the UK strategic export controls; import restrictions and Laws administered by the U.S. Customs and Border Protection; the U.S. anti-boycott Laws administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of the Treasury’s Internal Revenue Service; and any other applicable export controls Laws, and (b) Sanctions and any applicable restrictions on dealing with Sanctioned Persons.

“FCPA” shall have the meaning set forth in Section 3.18(a).

“Final Closing Statement” shall have the meaning set forth in Section 2.4(c).

“Final Closing Adjustment Amount” shall mean an amount (which amount may be positive or negative) equal to (a) the Working Capital Adjustment Amount, plus (b) the Wood Procurement Inventory Amount less (c) the Closing Date Indebtedness, each as set forth on the finally determined Final Closing Statement.

“Final Purchase Price” shall have the meaning set forth in Section 2.4(e).

“Financial Instruments” shall mean credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, letters of credit, surety bonds and similar instruments.

“Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Financing Amounts” shall have the meaning set forth in Section 4.7(d).

“Financing Entities” means (a) the Financing Parties, (b) all Affiliates of the Financing Parties, and (c) the respective partners, trustees, shareholders, equity holders, limited partners, controlling persons and Representatives of each Person identified in the foregoing clauses (a) and (b) and, in each case of clauses (a) through (c), their respective permitted successors and assigns.

“Financing Parties” means the Persons, including lenders, agents, managers, arrangers, bookrunners and other financial institutions, that have committed to provide or arrange, or have otherwise entered into agreements in connection with the Debt Financing, or any commitment to purchase securities from or place securities or arrange or provide loans for Buyer or any of its Affiliates in lieu of the Debt Financing under the Debt Commitment Letter (a “Replacement Financing”), in each case, in connection with the Transactions, including the parties to the Debt Commitment Letter or any other commitment letter with respect to any Replacement Financing and any engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto; provided that neither Buyer nor any of its Affiliates shall be a Financing Party.

“Forfeited Value” shall have the meaning set forth in Section 5.12(f).

“Former Business Employee” shall mean any Business Employee who has ceased to be an employee of the Transferred Business prior to the Closing or who is not a Business Employee.

“Fraud” shall mean actual and intentional common law fraud under Delaware law with respect to the making of the representations and warranties in Article III and Article IV (each as qualified by the Transferor Disclosure Schedules or the Buyer Disclosure Schedules, as applicable) or any certificate delivered pursuant to Section 7.2(b) or Section 7.3(b) of this Agreement, and specifically excludes any statement, representation or omission made negligently or recklessly, or any constructive fraud or equitable fraud.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any foreign, federal, state or local court, administrative agency, official board, bureau, governmental or quasi-governmental entities having competent jurisdiction over Transferor or Buyer, any of their respective Affiliates and any other tribunal or commission or other governmental department, authority or instrumentality or any subdivision, agency, commission or authority of competent jurisdiction (including any Competition Authority), or mediator or arbitrator.

“Hazardous Material” shall mean any material, substance, or waste as to which Liability or standards of conduct may be imposed under any Environmental Law and any substance that is then defined or listed in, or otherwise classified pursuant to, any Environmental Law as a “hazardous substance,” “extremely hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “infectious waste,” “medical waste,” “toxic substance,” “pollutant,” “pesticide,” or any other formulation listing or classifying substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, or toxicity.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Inactive Business Employee” means any Business Employee who is on an approved leave of absence from work for the Transferred Business at the Closing.

“Indebtedness” means without duplication, (i) all indebtedness for borrowed money together with all prepayment premiums and penalties and accrued interest thereon, including any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) all Liabilities under derivatives, swap or exchange agreements, and other obligations for any guaranty of the indebtedness of any other Person, together with all accrued interest thereon, (iii) all Liabilities created or arising under any conditional purchase or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all obligations under leases as a lessee that have been properly or must be, in accordance with GAAP, recorded as financing leases; provided, however, the following shall not be considered a financing lease hereunder: Transferor’s obligation to pay principal and interest pursuant to the non-processing portion of that certain Processing Agreement, dated as of September 25, 2020, as amended by that certain First Amendment, dated as of May 2, 2022, and that certain Second Amendment, dated as of May 20, 2022, by and between Transferor and Augusta Chips, Inc., (v) Liabilities under securitization or receivables factoring arrangements or transactions, (vi) any Liabilities for the deferred revenue or deferred purchase price of goods and services (other than accounts payable arising in the ordinary course of business), and (vii) indebtedness referred to in clauses (i) – (vi) above to the extent directly or indirectly guaranteed by the Transferred Business or any of Transferor or any of its Subsidiaries. For the avoidance of doubt, “Indebtedness” shall not include any item included as a Current Liability.

“Indemnifiable Losses” means all Losses, judgments or settlements of any nature or kind, including all costs and expenses (legal, accounting or otherwise) that are incurred relating thereto, suffered by an Indemnitee, including any costs or expenses of enforcing any indemnity hereunder, and any costs of collection.

“Indemnifying Party” means, with respect to a matter, a Person that is obligated under this Agreement to provide indemnification with respect to such matter.

“Indemnitee” means, with respect to a matter, a Person that may seek indemnification under this Agreement with respect to such matter.

“Information” shall mean all lists of customers, records pertaining to customers and accounts, copies of Contracts, personnel records, lists and records pertaining to customers, suppliers and agents, and all accounting and other books, records, ledgers, files and business records, data and other information of every kind (whether in paper, electronic, microfilm, computer tape or disc, magnetic tape or any other form).

“Information Technology Assets” shall mean the software, hardware, firmware, middleware and platforms, interfaces, systems, networks, information technology equipment and infrastructure, applications, and associated documentation owned and/or operated by Transferor or its Affiliates with respect to the Transferred Business.

“Insurance Policies” shall mean all insurance policies, binders, or other documents evidencing insurance coverage for fire, liability, errors and omissions, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, and other casualty and property insurance maintained by Transferor or its Affiliates that provide coverage relating to or for the benefit of the Transferred Business, the Transferred Assets or the Assumed Liabilities.

“Intellectual Property” shall mean, collectively, any U.S. and non-U.S. issued, registered, unregistered and pending: (i) patents and patent applications (including any continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, extensions, provisional and applications for any of the foregoing), inventor’s certificates, utility model rights and similar rights, petty patents and applications therefor (collectively, “Patents”); (ii) works of authorship, mask works, copyrights, and copyright and mask work registrations and applications for registration; (iii) trademarks and service marks (including those which are protected without registration due to their well-known status), trade dress, trade names, corporate names, domain names, logos, slogans, taglines, general intangibles of like nature, and other indicia of source, origin, endorsement, sponsorship or certification, designs, industrial designs, product packaging shape, and other elements of product and product packaging appearance together with all registrations and applications for registration of any of the foregoing and all goodwill relating to any of the foregoing (collectively, “Trademarks”); (iv) unpatented inventions (whether or not patentable), trade secrets under applicable law, know-how and confidential or proprietary information, including (in whatever form or medium), discoveries, ideas, compositions, rights in software (including all source and object code related thereto), computer software documentation, database, drawings, designs, plans, proposals, specifications, photographs, samples, models, processes, procedures, data, information, manuals, reports, financial, marketing and business data, pricing and cost information, correspondence and notes; (v) all claims and rights relating to any of the foregoing; and (vi) all other intellectual property or proprietary rights.

“Intellectual Property Assets” shall mean all Transferred Intellectual Property, together with all income, royalties, damages and payments relating thereto due or payable as of the Closing Date or thereafter (including damages and payments for past, present or future infringements or misappropriations thereof), the right to sue and recover for past infringements or misappropriations thereof, and any and all corresponding rights, claims and remedies that, now or hereafter, may be secured throughout the world.

“Intellectual Property License Agreements” shall have the meaning set forth in Section 2.11.

“Interim Financial Statements” shall have the meaning set forth in Section 5.10(b).

“Interim Review” shall have the meaning set forth in Section 5.10(b).

“Inventory” shall have the meaning set forth in the definition of Transferred Assets.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge” shall mean (i) with respect to Transferor, the actual knowledge of any of the persons listed on Section 1.1(c) (Knowledge) of the Transferor Disclosure Schedules, after reasonable inquiry, and (ii) with respect to Buyer, the actual knowledge of any of the persons listed on Section 1.1(d) (Knowledge) of the Buyer Disclosure Schedules, after reasonable inquiry.

“Largest Customers and Suppliers” shall have the meaning set forth in Section 3.21.

“Law” shall mean any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, License, treaty or permit of any Governmental Authority.

“Leased Equipment” shall mean all furniture, machinery, equipment and other items of personal property acquired and located at, or installed or otherwise used in the operation of, the Mill Facility, including as more particularly described in the Augusta Mill Bond Lease.

“Leased Real Property” means all leasehold or subleasehold estates and other similar rights of Transferor or its Subsidiaries to use (as lessee or tenant) or occupy any land, buildings or structures and currently used primarily in the conduct of the Transferred Business.

“Leases” shall have the meaning set forth in Section 3.19(b).

“Lessor Leases” shall have the meaning set forth in Section 3.19(c).

“Liability” shall mean all debts, liabilities, obligations, Losses, interest and penalties of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising.

“License” shall mean any license, ordinance, authorization, permit, certificate, right, easement, variance, exemption, consent, franchise or approval from any Governmental Authority, domestic or foreign.

“Licensed IP” means the Patents, trade secrets, know-how and confidential or proprietary information licensed under the Intellectual Property License Agreements.

“Lien Release Letters” shall have the meaning set forth in Section 5.18(d).

“Lien Releases” means the termination and release of any liens, security interests or other Encumbrances on, in or attaching to, the Transferred Assets, including those securing outstanding Indebtedness set forth on Section 1.1(e) of the Transferor Disclosure Schedules, other than Permitted Encumbrances.

“Litigation Matters” means all demands, actions, claims, counterclaims, charges, grievances, complaints, arbitrations, mediations, proceedings, inquiries, reviews, audits, hearings, pending or threatened litigation, investigations, suits, countersuits or other legal matters of any nature, whether civil, criminal, administrative, investigative, regulatory or informal, commenced, brought or heard by or before any Governmental Authority, in the case of each of the foregoing, that have been or may be asserted against, or otherwise adversely affect, Buyer or Transferor (or any of their respective Subsidiaries).

“Losses” shall mean any and all obligations, damages, judgments, awards, Taxes, Liabilities, losses (including solely to the extent reasonably foreseeable lost profits and lost revenue), obligations, claims of any kind or nature, fines, and charges of any nature whatsoever, whether known or unknown, or costs and expenses (including interest, penalties, reasonable fees and expenses of attorneys, auditors, consultants and other agents and all amounts paid in investigation, defense or settlement of any of the foregoing and the enforcement of any rights hereunder).

“Material Adverse Effect” shall mean any effect, change or circumstance, individually or in the aggregate, that is, or would reasonably be expected to be, materially adverse to (x) the Transferred Business, the Transferred Assets or Assumed Liabilities, or the financial condition or results of operations of the Transferred Business, taken as a whole, or (y) the ability of Transferor to consummate the Transactions and to perform its obligations under this Agreement and the Transaction Agreements; provided, however, that solely for the purposes of clause (x), none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has occurred, a Material Adverse Effect: any adverse effect, change or circumstance, individually or in the aggregate, arising from or relating to (i) general business or economic conditions, including any such conditions as they relate to the Transferred Business and matters generally affecting the industries in which the Transferred Business operates, (ii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) financial, banking or securities markets, (iv) changes in GAAP, (v) changes in any Laws, (vi) the negotiation or execution of this Agreement or any of the Transaction Agreements, any actions that are required to be taken by this Agreement or the Transaction Agreements, or the pendency or announcement of the Transactions or the identity of Buyer or its Affiliates as the acquiror of the Transferred Business (except that clause (vi) shall be disregarded as the term “Material Adverse Effect” is used in Section 3.3 hereof and, to the extent relating to Section 3.3 hereof, Section 7.3(a) hereof); provided, that, in the case of clauses (i) through (v), such effects, changes or circumstances shall be taken into account in determining whether a Material Adverse Effect exists or would reasonably be expected to exist, only if the Transferred Business is disproportionately affected thereby compared to other operators in the industry or geographical region in which the Transferred Business operates.

“Material Contracts” shall have the meaning set forth in Section 3.15(a).

“Medical Transition Date” shall have the meaning set forth in Section 5.12(c).

“Migration Plan” shall have the meaning set forth in Section 5.23(c).

“Mill Facilities” shall mean the paperboard mills and associated facilities in Augusta, Georgia, including all Owned Real Property and Leased Real Property.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Non-Controlling Party” shall have the meaning set forth in Section 8.7(b).

“Non-Recourse Party” shall have the meaning set forth in Section 10.14.

“Operational Technology Assets” shall mean the hardware and software systems used to monitor, control, and optimize the manufacturing processes and machinery of the Transferred Business through the direct interface with, and influence of, physical operations.

“Order” shall mean any decision or award (including labor arbitration awards), decree, injunction, judgment, order, quasi-judicial decision or award, settlement, ruling, restriction, charge or writ, by or of any Governmental Authority, whether temporary, preliminary or permanent.

“Outstanding Grant Value” shall have the meaning set forth in Section 5.12(f).

“Owned Real Property” means all land owned by Transferor or its Subsidiaries and currently used primarily in, or held for use in, the conduct of the Transferred Business, including the Augusta Mill, Resolute Facility and as set forth on Schedule 1.1(a)(iii) attached hereto, together with all buildings, structures, improvements, fixtures, easements, rights of way, water lines, uses, licenses, hereditaments, tenements, privileges and other appurtenances, now or subsequently located thereon.

“Patent” shall have the meaning set forth in the definition of Intellectual Property.

“Permitted Encumbrances” shall have the meaning set forth in Section 3.6(b).

“Permitted Transactions” shall have the meaning set forth in Section 5.1(b).

“Person” shall mean a natural person, corporation, company, joint venture, individual business trust, trust association, partnership, limited partnership, limited liability company or other entity, including a Governmental Authority.

“PII” shall have the meaning set forth in Section 3.25.

“Pre-Closing Environmental Liabilities” shall mean Environmental Claims and all other Liabilities arising under Environmental Law (other than Retained Environmental Liabilities) that (i) are an affirmative legal obligation under applicable Environmental Laws to conduct or fund any action to remediate, investigate, clean up, remove, treat, or otherwise mitigate the presence or Release of Hazardous Materials on or prior to the Closing Date at, on, under or from the Transferred Real Property or to complete post-remedial investigations, monitoring, operation, and maintenance with respect thereto that are specified in Schedule 1.1(a)(iv) (the “Pre-Closing Remediation Liabilities”) or (ii) result or arise from any exposure or alleged exposure to, any Hazardous Material emitted or discharged in connection with the operations of the Transferred Business or the Transferred Real Property prior to the Closing Date whether or not such exposure or alleged exposure results or arises from a violation of or non-compliance with Environmental Laws in force and effect on the Closing Date. For the avoidance of doubt, Pre-Closing Environmental Liabilities include Environmental Claims and Liabilities that result or arise from any exposure or alleged exposure to asbestos or asbestos-containing materials on or prior to the Closing Date or any maintenance, repair, removal or disposal of asbestos or asbestos-containing materials required as of the Closing Date under any Environmental Law in force and effect on the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such taxable period ending at the completion of the Closing Date.

“Pre-Closing Taxes” shall mean any and all Losses arising out of or related to (i) Taxes imposed on Transferor or any of its Affiliates for any taxable period; (ii) Taxes related to any Excluded Asset or any Excluded Liability; (iii) Taxes imposed on any of the Transferred Assets or allocable to the Transferred Business or the Assumed Liabilities, in each case with respect to Pre-Closing Tax Periods (as determined for Straddle Periods pursuant to Section 5.17(d)); (iv) payments under any allocation, sharing or similar agreement primarily relating to Taxes (whether oral or written), and (v) Taxes (including withholding Taxes not withheld pursuant to Section 2.6 and Transfer Taxes to the extent allocable to Transferor pursuant to this Agreement) imposed on Buyer or its Affiliates in connection with the purchase and sale of the Transferred Assets or the assumption of the Assumed Liabilities or any other transaction contemplated by this Agreement or any of the Transaction Agreements.

“Privileged Information” means with respect to a Person or its Subsidiaries, Information regarding such Person or its Subsidiaries or any of its or their operations, Assets or Liabilities (whether in documents or stored in any other form (electronic or tangible) or known to its or their employees, Representatives or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or another applicable privilege, that such Person or its Subsidiaries may come into possession of or obtain access to pursuant to this Agreement, any other Transaction Agreement or otherwise.

“Qualifying Action” shall mean any action, litigation, administrative hearing or action or other suit or legal proceeding, other than a federal pre-complaint investigation, whether civil or criminal, and whether brought at law or in equity by the Federal Trade Commission or the Department of Justice.

“R&W Binder Agreement” means the Buyer-Side Representations and Warranties Insurance Binder, dated as of the date of this Agreement, between R&W Insurer and Buyer, substantially in the form attached to this Agreement as Exhibit D.

“R&W Insurance Policy” means the buyer-side representation and warranties insurance policy issued to Buyer pursuant to the R&W Binder Agreement.

“R&W Insurer” means the insurer issuing the R&W Insurance Policy.

“Related Parties” shall have the meaning set forth in Section 9.2(d).

“Release” and “Released” shall mean any intentional or unintentional release, discharge, spill, leaking, pumping, pouring, emitting, emptying, injection, migration, disposal or dumping of a Hazardous Material and any condition that results in exposure of a Person to a Hazardous Material, including but not limited to vapor intrusion.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, managers or persons acting in a similar capacity with such Person’s approval on its behalf, officers, employees, agents, consultants, financial and other advisors, accountants, attorneys and other representatives.

“Resolute Facility” shall mean that real property and all improvements thereon and appurtenances thereto located at 2434 Doug Bernard Parkway, Augusta, GA and owned by Transferor as of the date hereof.

“Responsive Action” shall have the meaning set forth in Section 8.7(a).

“Retained Benefit Liabilities” shall mean any Liabilities arising from, under or with respect to any Transferor Benefit Plan or Multiemployer Plan, other than those expressly assumed by Buyer pursuant to Section 5.11(a).

“Retained Employment Liabilities” shall mean any and all Liabilities relating to any Business Employee for any period on or prior to the Closing, including (i) the termination of any Business Employee and (ii) for bonuses, commissions, workers’ compensation, unemployment benefits, severance or similar payment obligations of Transferor or any of its Affiliates, in each case to the extent relating to the period prior to the Closing or outstanding as of the Closing, including all employer Taxes related to the foregoing, and other than such amounts included in Closing Indebtedness and Liabilities expressly assumed by Buyer pursuant to Section 5.12.

“Retained Contracts” shall mean (a) all Contracts of Transferor and its Subsidiaries other than (i) Shared Contracts and (ii) Contracts that are used primarily in or related primarily to or arise primarily from the Transferred Business and (b) any Contract included in a notice under Section 5.4(e).

“Retained Trademarks” means all Trademarks used in or held for use in, or arising from, the Transferred Business and owned by Transferor or its Subsidiaries.

“Retained Information” shall have the meaning set forth in Section 6.3.

“Retained Names” shall mean the names and marks set forth in Section 1.1(f) of the Transferor Disclosure Schedules and any name or mark derived from, similar to or including any of the foregoing (in each case, in any style or design).

“Reviewer” shall mean up to two (2) individuals that are mutually-agreed from the “List of Restricted Persons for Buyer (Internal Representatives)” set forth on Exhibit A to the Clean Team Confidentiality Agreement.

“Sanctioned Country” means a country or territory that is itself, or whose government is, subject to a comprehensive embargo by the U.S. Department of Treasury (currently, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine).

“Sanctioned Person” means any Person that is (a) the target of Sanctions, including any Person identified on OFAC’s Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions Identifications List, or any other Sanctions-related list maintained by a Sanctions authority; (b) a Person that is organized, located, ordinarily resident, or otherwise doing business in a Sanctioned Country; or (c) any Person directly or indirectly owned fifty percent (50%) or more by one or more Person(s) described in clause(s) (a) and/or (b).

“Sanctions” means economic and trade sanctions administered or enforced by the United States, Canada, European Union, United Kingdom (including His Majesty’s Treasury), Canada, United Nations Security Council and any other applicable Governmental Authority.

“Shared Contracts” means (i) Contracts to which Transferor or any of its Subsidiaries is a party pursuant to which the counterparty currently provides products, services or intellectual property to both the Transferred Business and the Transferor Business and (ii) Contracts under which the Transferred Business and at least one other business unit (such as the Texarkana Mill) of Transferor or any of its Affiliates sell products or services on a joint basis or integrated basis, but, in the case of clause (i), excluding Contracts for products or services that are available to Buyer pursuant to the Transition Services Agreement.

“Shared Risk Threshold” shall have the meaning set forth in Section 8.2(c).

“Shortfall” shall have the meaning set forth in Section 5.24(a).

“Shortfall Notice” shall have the meaning set forth in Section 5.24(a).

“Specified Current Assets” shall mean the current assets set forth on Schedule 1.1(a)(v), determined as of the Calculation Time in accordance with the Applicable Accounting Principles.

“Specified Current Liabilities” shall mean the current liabilities set forth on Schedule 1.1(a)(vi), determined as of the Calculation Time in accordance with the Applicable Accounting Principles.

“Straddle Period” shall mean any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, a corporation, partnership, association, limited liability company, trust or other form of legal entity in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, has either (i) a majority ownership in (x) the equity or (y) the interest in the capital or profits thereof, (ii) the power to elect, or to direct the election of, a majority of the board of directors or other analogous governing body of such entity, or (iii) the title or function of general partner or manager, or the right to designate the Person having such title or function.

“Supply Agreement” shall mean a supply agreement, substantially in the form of Exhibit I, entered into between Transferor and Buyer or Buyer’s designated Affiliate, to be effective as of the Closing.

“Target Working Capital” shall mean $80,904,000.

“Target Working Capital Lower Threshold” shall mean $76,858,800.

“Target Working Capital Upper Threshold” shall mean $84,949,200.

“Tax” shall mean, whether disputed or not, (a) any and all taxes, charges, fees, duties, levies, imposts, required deposits, rates or other similar assessments or governmental charges imposed by any federal, state, local or foreign Governmental Authority, including income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, property (including real, personal or intangible), sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security (or similar), unemployment, disability, escheat, unclaimed property, in lieu of, value added, alternative or add-on minimum or other taxes, and including any interest imposed thereon, and penalties or additions attributable thereto, and including any obligation to indemnify or otherwise assume or succeed to the liability for a Tax of any other Person, (b) Liabilities in respect of any items described in clause (a) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, or otherwise.

“Tax Reserve” shall have the meaning set forth in Section 3.11(b).

“Tax Return” shall mean any return, declaration, statement, report, schedule, form, disclosure, information return, estimate, or other written information supplied or required to be supplied to any Governmental Authority in connection with Taxes, including any attachment thereto or any amendment to any of the foregoing.

“Taxing Authority” means any Governmental Authority exercising taxing authority.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Third-Party Claim” means any actual or threatened Litigation Matter by or before any Governmental Authority asserted by a Person who or which is neither a party to this Agreement nor a controlled or jointly controlled Affiliate of a party to this Agreement.

“Trademark” shall have the meaning set forth in the definition of Intellectual Property.

“Transaction Agreements” shall mean, collectively, (a) the Bill of Sale, (b) the Deeds and any requisite transfer documents, as applicable, (c) the Assignment and Assumption Agreement, (d) the Transition Services Agreement, (e) the Assignment and Assumption of Leases, (f) to the extent the Augusta Mill Bond Transaction has not been terminated prior to Closing, the Augusta Mill Bond Assignment Documents, (g) the Supply Agreement, (h) the Intellectual Property License Assignment Agreement, (i) the Retained IP License Agreement, and (j) all other documents required to be delivered on or prior to the Closing by any party hereto pursuant to this Agreement.

“Transactions” shall mean, collectively, the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 5.17(a).

“Transferor” shall have the meaning set forth in the preamble hereof.

“Transferor Benefit Plans” shall mean each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit, pension, profit-sharing, savings, deferred compensation, bonus, incentive, stock option (or other equity-based), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs and arrangements, whether or not subject to ERISA (i) sponsored, maintained or contributed to or required to be contributed to by Transferor or any of its Subsidiaries or to which Transferor or any of its Subsidiaries is a party or under which Transferor or any of its Subsidiaries has any obligation or liability, contingent or otherwise and (ii) in which any Business Employee or Former Business Employee is or was a participant; provided that such term shall not include any plan, program or arrangement sponsored, maintained or administered by a Governmental Authority or any Multiemployer Plan.

“Transferor Business” shall mean all of the businesses and operations conducted by Transferor and its Subsidiaries, other than the Transferred Business, at any time, whether prior to, on or after the Closing Date.

“Transferor Disclosure Schedules” shall mean the disclosure schedules delivered by Transferor to Buyer concurrently herewith.

“Transferor Equity Award” shall have the meaning set forth in Section 5.12(f).

“Transferor Equity Award Vesting Date” shall have the meaning set forth in Section 5.12(f).

“Transferor Fundamental Representations” shall mean the representations and warranties contained in Section 3.1 (Due Organization, Good Standing, Corporate Power and Subsidiaries), Section 3.2 (Authorization and Validity of Agreement), Section 3.3(i) and (ii) (Corporate Authority Relative to this Agreement; No Violation); Section 3.16 (Board Approval; No Vote Required) and Section 3.17 (Brokers or Finders).

“Transferor Guarantee” shall have the meaning set forth in Section 5.13(a).

“Transferor Indemnitees” shall mean Transferor and each of its Subsidiaries and each of their respective present, former and future Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Transferred Assets” shall mean, collectively, all of the right, title and interest of Transferor and its Subsidiaries as of immediately prior to the Closing in and to all of the following unless specifically identified as Excluded Assets:

(i) each of the Assets, properties, goodwill and rights of Transferor and its Subsidiaries that are either primarily used or held for use in, or that primarily arise from, the operation or conduct of the Transferred Business or that are produced by the Transferred Business for use in or sale by the Transferred Business;

(ii) all Intellectual Property Assets;

(iii) all Specified Current Assets included in the calculation of the Closing Date Working Capital;

(iv) to the extent the Wood Procurement Transition occurs prior to or at the Closing, all Wood Procurement Inventory included in the calculation of the Wood Procurement Inventory Amount;

(v) to the extent the Wood Procurement Transition occurs prior to or at the Closing, all Wood Procurement Assets (other than Wood Procurement Inventory) acquired by Transferor;

(vi) all current assets (other than Specified Current Assets, accounts receivable, Wood Procurement Inventory, Excluded Assets, tax Assets (other than the tax Assets specifically identified in clause (xiii) below, and Cash and Cash Equivalents) that primarily arise from the operation or conduct of the Transferred Business;

(vii) all Owned Real Property and all Leased Real Property (“Transferred Real Property”);

(viii) all products, supplies, parts and other inventories owned by Transferor and its Subsidiaries (including any rights of Transferor and its Subsidiaries of rescission, replevin and reclamation relating thereto and products returned following the occurrence of the Closing) (“Inventory”) to the extent used or held for use in, or to the extent arising from, the operation or conduct of the Transferred Business or that are produced by the Transferred Business for use in or sale by the Transferred Business;

(ix) all Leased Equipment, and all other personal property and interests therein owned by Transferor and its Subsidiaries (including all leasehold improvements, trade fixtures, computers and related software, machinery, equipment, furniture, furnishings, tools, warranties, office supplies, production supplies and other supplies, spare parts, other miscellaneous supplies and other tangible property of any kind and vehicles owned by Transferor and its Subsidiaries) that is primarily used or held for use in, or primarily arises from, the operation or conduct of the Transferred Business, in each case, other than any such personal property that is used or held for use primarily in the Transferor Business;

(x) all personal property and interests therein owned by Transferor and its Subsidiaries at the Resolute Facility;

(xi) Contracts (other than Shared Contracts) to the extent relating to or arising from the Transferred Business (“Assigned Contracts”);

(xii) those rights in the Shared Contracts as are allocated to Buyer as contemplated by Section 2.10;

(xiii) prepaid expenses, prepaid property Taxes (if any), prepaid sales and use Taxes (if any), security deposits, credits, deferred charges, advanced payments, in each case, to the extent relating to or arising from the Transferred Business (other than (without limiting the obligation in (a)) prepaid insurance premiums, deposits, security or other prepaid amounts in connection with workers’ compensation insurance policies and prepaid amounts with respect to any Tax that is an Excluded Liability);

(xiv) licenses, permits, registrations, authorizations and certificates or other rights issued or granted by any Governmental Authority (including the rights of Transferor and its Subsidiaries to all data and records held by such Governmental Authority in connection therewith) and all pending applications therefor to the extent, in each case, used in, or held for the benefit of, or arising from, the Transferred Business;

(xv) all other Assets of Transferor and its Subsidiaries to the extent specifically assigned to Buyer pursuant to any other Transaction Agreement;

(xvi) all claims, causes of action, rights, refunds, credits, defenses, counterclaims, choses in action, rights of recovery and rights of set-off of any kind (or any share thereof) to the extent relating to or arising from any other Transferred Asset or Assumed Liability, including all claims, causes of action, rights, interests, benefits, or choses in action, under or to the Insurance Policies arising from or relating to any other Transferred Assets or Assumed Liability, but expressly excluding any policies of, or reserves maintained by, Transferor with respect to, workers’ compensation claims;

(xvii) subject to Section 6.1, all books, records and other documents (including all books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, manufacturing and quality control records and procedures, billing records, sales and promotional literature) (in all cases, in any form or medium) owned by Transferor and its Subsidiaries that are used or held for use primarily in, or that relate primarily to or arise primarily out of, the conduct or operation of the Transferred Business;

(xviii) all non-disclosure, confidentiality and similar obligations owed to Transferor or its Subsidiaries to the extent solely related to the Transferred Business;

(xix) all rights with respect to any obligation of any Business Employee to refrain from competing with the Transferred Business; and

(xx) all other properties, Assets and rights owned by Transferor and its Subsidiaries or that Transferor and its Subsidiaries have an interest, in each case, that are used or held for use primarily in, or that arise primarily out of or that relate primarily to, the conduct or operation of the Transferred Business and that are not otherwise Excluded Assets.

“Transferred Business” shall mean the paperboard business of Transferor and its Subsidiaries operated out of the Mill Facility composed of manufacturing, marketing and/or sale of clay-coated solid bleached sulfate paperboard produced at the Mill Facility. For the avoidance of doubt “Transferred Business” excludes the paperboard business of Transferor as conducted at its Texarkana, Texas mill facility.

“Transferred Employee” shall mean (i) any Business Employee who becomes an employee of Buyer or any of its Affiliates on the Closing Date, (ii) in the case of an Inactive Business Employee, on the day such Business Employee returns to the performance of services to the Transferred Business on or after such Business Employee’s Deferred Employment Date, and (iii) if the Wood Procurement Transition occurs after the Closing, any Wood Procurement Employee who performs services for the Transferred Business on or after the date of the Wood Procurement Transition.

“Transferred Intellectual Property” shall mean all (i) unpatented inventions (whether or not patentable), trade secrets under applicable Law, know-how and confidential or proprietary information, including but not limited to (in whatever form or medium), discoveries, ideas, compositions, formulas, computer programs (including source and object codes), computer software documentation, database, drawings, designs, plans, proposals, specifications, photographs, samples, models, processes, procedures, data, information, manuals, reports, financial, marketing and business data, information, manuals, reports and pricing and cost information, correspondence and notes; (ii) works of authorship, mask-works, copyrights, copyrightable works and copyright and mask work registrations and applications for registration; (iii) all other Intellectual Property (including confidential information); and (iv) all claims and rights relating to any of the foregoing, in each case of (i), (ii), (iii) and (iv), to the extent exclusively used, held for use in, or arising from the conduct of the Transferred Business and owned by Transferor or its Subsidiaries, provided, however, that Patents and Trademarks are not included in Transferred Intellectual Property.

“Transferred Real Property” shall have the meaning set forth in the definition of Transferred Assets.

“Transition Services Agreement” shall mean a transition services agreement, substantially in the form of Exhibit E, as modified by the parties or determined by the arbitrator pursuant to Section 5.23.

“Treasury Regulations” shall mean the proposed, final and temporary income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“TSA Schedules” shall have the meaning set forth in Section 5.23(d).

“Volume Arbiter” shall have the meaning set forth in Section 5.24(a).

“Volume File” shall have the meaning set forth in Section 5.24(a).

“WARN” shall have the meaning set forth in Section 3.13(c).

“Water 5R Project” shall have the meaning set forth on Schedule 1.1(a)(vii).

“Willful Breach” means a party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

“Wood Procurement Agreement” shall have the meaning set forth on Schedule 1.1(a)(viii).

“Wood Procurement Assets” shall mean, collectively (a) the Wood Procurement Inventory and (b) such other assets used primarily to provide services and raw materials to the Mill Facilities under the Wood Procurement Agreement.

“Wood Procurement Counterparty” shall have the meaning set forth on Schedule 1.1(a)(ix).

“Wood Procurement Employees” means the employees primarily providing services relating to the Mill Facilities under the Wood Procurement Agreement.

“Wood Procurement Inventory” shall mean raw materials Inventory located “outside of the gate” of the Mill Facilities at the locations historically managed under the Wood Procurement Agreement for the Mill Facilities.

“Wood Procurement Inventory Amount” shall mean the value of the Wood Procurement Inventory as of the Closing determined on a cost basis that is included as a Transferred Asset. For the avoidance of doubt, the portion of the Wood Procurement Inventory Amount acquired by Transferor from Wood Procurement Counterparty will be valued at the acquisition cost of the Wood Procurement Inventory from Wood Procurement Counterparty.

“Wood Procurement Leases” means the following leases executed by and between Transferor, as lessor, and Wood Supply Counterparty, as lessee: (i) the Gross Lease of the premises known as 105 Gordon Mc-Intyre Road, Gordon, GA, (ii) the Gross Lease of the premises known as 1380 Morris Road, Madison, GA, (iii) the Gross Lease of the premises known as 2837 River Road, Waynesboro, GA, (iv) the Gross Lease of the premises known as 2773 Highway 17 South, Louisville, GA, and (v) the Gross Lease of the premises known as 4231 Mike Padgett Highway, Augusta, GA.

“Wood Procurement Transition” shall mean the occurrence of the Transfer Date (as defined in the Wood Procurement Agreement), on which date the parties anticipate the purchase by Transferor of the Wood Procurement Assets will occur.

“Working Capital” shall mean the sum (which amount may be positive or negative) of the Specified Current Assets, minus the Specified Current Liabilities, calculated in accordance with the Applicable Accounting Principles. An example of the calculation of Working Capital as of December 31, 2023 is set forth on the Working Capital Example.

“Working Capital Adjustment” means:

(a) If the Closing Date Working Capital is greater than or equal to the Target Working Capital Upper Threshold, a positive adjustment equal to such excess;

(b) If the Closing Date Working Capital is less than or equal to the Target Working Capital Lower Threshold, a negative adjustment equal to such deficiency; or

(c) If the Closing Date Working Capital is between the Target Working Capital Upper Threshold and the Target Working Capital Lower Threshold, $0.

“Working Capital Example” means the Working Capital Example set forth on Section 1.1(g) of the Transferor Disclosure Schedules setting forth a sample calculation of Working Capital and the elements thereof.

Section 1.2 Construction.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents to this Agreement, and the Article and Section headings contained in this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms and any reference to the masculine, feminine or neuter gender shall be deemed to include any gender or all three as appropriate. Unless otherwise specified, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, and includes any rules or regulations promulgated thereunder. Unless the context otherwise requires, “or,” “neither,” “nor,” “any,” and “either,” shall not be exclusive or disjunctive.

(b) All references to “$,” “U.S. Dollars,” “Dollars” and “dollars” and other monetary figures shall be deemed to refer to U.S. currency unless otherwise expressly provided herein.

(c) All references in this Agreement to times of the day shall be to New York City time.

(d) Any reference to any “day” or any number of “days” without explicit reference to “Business Days” shall be deemed to refer to a calendar day or number of calendar days. If any action is to be taken on or by a particular calendar day that is not also a Business Day, then such action may be deferred until the immediately succeeding Business Day. The number of days in any period specified in any provision of this Agreement shall be counted by excluding the first day on which such period commences and including the last day on which such period ends (subject to the preceding sentence).

(e) The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. As used herein, “to the extent” means “to the degree of” and not “if”.

ARTICLE II

TRANSFER; CLOSING

Section 2.1 The Closing. Unless the Transactions shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the consummation of the Transactions (the “Closing”) will take place (i) remotely via the electronic exchange of closing deliveries, at 10:00 a.m., New York time, on the date that is the third (3rd) Business Day after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII hereof (other than any such conditions that by their terms will not be satisfied until the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or (ii) on such other date or at such other time or place as the parties may mutually agree in writing; provided, however, that unless Buyer agrees in writing, in its sole discretion, in no event shall Buyer be obligated to consummate the Closing prior to the 46th day following the date of this Agreement. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 2.2 Transfer of Transferred Assets and Assumed Liabilities at the Closing. Subject to Section 2.7 and, in the case of Information, Article VI, effective at the Closing, Transferor shall, or shall cause its applicable Subsidiaries to, contribute, convey, assign, transfer and deliver to Buyer or its designated Affiliates, and Buyer or its designated Affiliates shall receive, acquire and take assignment of, all of Transferor’s and its Subsidiaries’ right, title and interest in and to the Transferred Assets, free and clear of all Encumbrances other than Permitted Encumbrances, and Buyer or its designated Affiliates shall assume, and agree to pay, perform, fulfill and discharge when due all of the Assumed Liabilities.

Section 2.3 Final Purchase Price, Closing Payment.

(a) On the terms and subject to the conditions set forth herein, in consideration of the transfer, sale and assignment of the Transferred Assets, and otherwise to complete the Transactions, at the Closing, Buyer shall pay to Transferor an amount in cash equal to (i) $700,000,000 (the “Base Purchase Price”), plus (ii) the Estimated Closing Adjustment Amount (which may be a positive or negative number) (such sum, the “Closing Payment”).

(b) No later than three (3) Business Days prior to the Closing Date, Transferor shall prepare and deliver to Buyer a written statement certified by an executive officer of Transferor (the “Estimated Closing Statement”) setting forth Transferor’s good faith estimate of (i) the Working Capital and resulting Working Capital Adjustment Amount (the “Estimated Working Capital Adjustment Amount”), (ii) the Wood Procurement Inventory Amount (the “Estimated Wood Procurement Inventory Amount”) and (iii) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), and (iv) the calculation of the Closing Payment derived therefrom in accordance with Section 2.3(a), in each case including reasonable detail regarding the calculations thereof. The Estimated Closing Statement and the components thereof shall be prepared in accordance with the definitions of this Agreement and with the Applicable Accounting Principles and shall not give effect to the Closing. Transferor shall consider in good faith any comments made by Buyer with respect to such estimate calculations and, to the extent Transferor agrees to any such revisions, incorporate the same into the Estimated Closing Statement.

Section 2.4 Post-Closing Adjustment.

(a) Within one hundred and twenty (120) days after the Closing Date, Buyer shall cause to be prepared and delivered to Transferor a certificate endorsed by an executive officer of Buyer certifying a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of (i) the Working Capital and the Working Capital Adjustment Amount, (ii) the Wood Procurement Inventory Amount, (iii) the Closing Date Indebtedness, and (iv) the calculation of the Final Purchase Price derived therefrom in accordance with Section 2.4(d), in each case including reasonable detail regarding the calculations thereof. The Closing Statement and components thereof shall be prepared in accordance with the definitions of this Agreement and with the Applicable Accounting Principles and shall not give effect to the Closing.

(b) Prior to delivery of the Closing Statement, Transferor shall give Buyer and each of its Representatives access at all reasonable times and on reasonable advance notice to the books, records, properties, working papers and personnel of Transferor (including Transferor’s senior finance and accounting personnel and its accountants) to the extent reasonably required to permit Buyer to prepare the Closing Statement. During the sixty (60)-day period following Transferor’s receipt of the Closing Statement, Buyer shall give Transferor and each of its Representatives access at all reasonable times and on reasonable advance notice to the books, records, properties, working papers and personnel of Buyer (including Buyer’s senior finance and accounting personnel and its accountants) to the extent reasonably required to permit Transferor to review the Closing Statement. Within sixty (60) days after receipt of the Closing Statement, Transferor shall, in a written notice to Buyer, describe in reasonable detail any proposed adjustments to the items set forth on the Closing Statement and the reasons therefor (it being agreed that the only permitted reasons for such adjustments shall be mathematical error or the failure to compute items set forth therein in accordance with this Agreement). If Buyer shall not have received a notice of proposed adjustments within such sixty (60)-day period, Transferor will be deemed to have accepted irrevocably the Closing Statement. During the thirty (30)-day period following Transferor’s delivery of a notice of proposed adjustments to Buyer, Transferor or Buyer, as applicable, shall give Buyer or Transferor, as applicable, and each of their respective Representatives access at all reasonable times and on reasonable advance notice to the books, records, properties, working papers and personnel of Transferor or Buyer, as applicable, (including senior finance and accounting personnel and their accountants) to the extent reasonably required to permit Buyer or Transferor to evaluate the proposed adjustments.

(c) Transferor and Buyer shall negotiate in good faith to resolve any disputes over any proposed adjustments to the Closing Statement during the thirty (30) days following Buyer’s receipt of the proposed adjustments. If Transferor and Buyer are unable to resolve such dispute within such thirty (30)-day period, then, at the written request of either such party (the “Dispute Resolution Request”), each such party shall appoint a knowledgeable, responsible representative to meet in person and negotiate in good faith to resolve the disputed matters. Transferor and Buyer intend that these negotiations be conducted by experienced business representatives empowered to decide the issues. Such negotiations shall take place during the thirty (30)-day period following the date of the Dispute Resolution Request. If the business representatives resolve the dispute, such resolution shall be memorialized in a written agreement (the Closing Statement, as revised by such negotiations, written agreement or the final decision of the accounting firm referred to below, the “Final Closing Statement”). If the business representatives do not resolve the dispute during the period described above, then Buyer and Transferor shall jointly engage nationally recognized accounting firm (the “Accountant”) to arbitrate and resolve such disputes, which resolution shall be final, binding and enforceable in accordance with Section 10.12. If the parties are not able to agree on a nationally recognized accounting firm, each shall select a firm and such two firms will appoint the Accountant. If such Accountant is unable or unwilling to act as the Accountant, a nationally recognized accounting firm shall be selected by lot from the remaining nationally recognized accounting firms that are not the regular independent auditor firm of Buyer or Transferor, and in such event references herein to the Accountant shall be deemed to refer to such replacement accounting firm. The Accountant shall be instructed to, within the thirty (30)-day period following its engagement, arbitrate and resolve such dispute based solely on the written submission provided by Transferor and Buyer and to consider only whether the Closing Statement

(and each component thereof) is mathematically accurate and was prepared in accordance with this Agreement and (only with respect to disputed matters submitted to the Accountant) whether and to what extent the Closing Statement requires adjustment. In resolving any disputed matter, the Accountant shall be instructed to (i) adhere to the definitions contained in this Agreement, and the guidelines and principles of this Section 2.4 and (ii) not assign a value to any item higher than the highest value for such item claimed by either of Transferor or Buyer or lower than the lowest value claimed by either such party; provided, however, that to the extent the determination of value of any disputed item affects any other item used in calculating the Working Capital Adjustment, Wood Procurement Inventory Amount and Closing Date Indebtedness, such effect may be taken into account by the Accountant. The fees and expenses of the Accountant shall be shared by Buyer and Transferor in inverse proportion to the relative amounts of the disputed amount determined in favor of Buyer and Transferor, respectively.

(d) Upon final determination of the Final Closing Statement pursuant to this Section 2.4, the following payments (if any) shall be made in accordance with Section 2.4(e): (i) if the Final Purchase Price is greater than the Closing Payment, Buyer shall pay to Transferor an amount equal to such excess (if any) and (ii) if the Final Purchase Price is less than the Closing Payment, Transferor shall pay to Buyer an amount equal to such deficit (if any). “Final Purchase Price” means (i) the Base Purchase Price plus (ii) the Final Closing Adjustment Amount (which may be a positive or negative number).

(e) Any amount payable pursuant to Section 2.4(d) shall be made via wire transfer of immediately available funds within five (5) Business Days after the date upon which the Closing Statement becomes the Final Closing Statement.

Section 2.5 Purchase Price Allocation. The value attributed to each Owned Real Property for purposes of applicable Transfer Tax calculations to be paid at Closing shall be as set forth on Schedule 2.5 attached hereto. The parties hereto agree that such allocations set forth on such Schedule 2.5 are reasonable for Transfer Tax purposes. For all other allocations, within sixty (60) days following the determination of the Final Purchase Price pursuant to Section 2.4, Buyer shall prepare and deliver to Transferor a draft schedule allocating the Final Purchase Price plus the Assumed Liabilities and any other items that for federal income tax purposes are treated as consideration for the purchase of the Transferred Assets (the “Allocable Price”) among the Transferred Assets (the “Allocation”), which the parties hereto agree shall be allocated in a manner consistent with the principles of Sections 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of applicable Laws, as appropriate) based upon the relative fair market values thereof. If Transferor disputes any items in Buyer’s proposed Allocation, then no later than twenty (20) days after receipt thereof, Transferor shall deliver to Buyer in writing any changes Transferor proposes to be made to the Allocation. Any items in the Allocation not disputed by Transferor or otherwise agreed between the parties shall be final and binding on the parties and shall be used to file all Tax Returns (including Internal Revenue Service Form 8594); provided, however, that nothing contained herein shall prevent Buyer or Transferor from settling any proposed deficiency or adjustment by any Taxing Authority based upon or arising out of the Allocation, and neither Buyer nor Transferor shall be required to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging such Allocation. To the extent that Buyer and Transferor are unable to agree on the Allocation or any revisions thereto within twenty (20) days after Buyer’s receipt of Transferor’s proposed changes, each party may file its own Tax Returns consistent with its own determination of the proper allocation of the Allocable Price.

Section 2.6 Withholding. Buyer, its Affiliates, and any other Person acting on their behalf shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Law. The payor shall use commercially reasonable efforts to notify the payee of its intent to deduct or withhold from any amount payable hereunder prior to making such deduction or withholding, and the parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate the amount required to be deducted or withheld. Any such amounts deducted and withheld in accordance with the provisions of this Section 2.6 shall be treated for all purposes of this Agreement as having been paid to Transferor.

Section 2.7 Delayed Transfers; Misallocated Assets and Liabilities.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, directly or indirectly, any Asset that would be a Transferred Asset (a “Delayed Transfer Asset”) or assume any Liability if, but solely to the extent, an attempted direct or indirect assignment or assumption thereof, without the consent of a third party or approval of a Governmental Authority, would constitute a breach, default, violation or other contravention of the rights of such third party or Governmental Authority or of applicable Law until such time as the necessary consent or approval is obtained. If any direct or indirect transfer or assignment by Transferor to Buyer or any assignee of Buyer of any interest in, or Liability, obligation or commitment under, any Transferred Asset or Assumed Liability as contemplated by this Agreement requires the consent of a third party or approval of a Governmental Authority, then such transfer or assignment or assumption shall be made subject to such consent of a third party or approval of a Governmental Authority being obtained. For the avoidance of doubt, Transferor shall use, with respect to Contracts with customers, its best efforts, and otherwise, its reasonable best efforts to obtain any third-party consent or approval of a Governmental Authority that is required in order to effect the Transactions; provided that, in connection with obtaining any such third-party consent or approval of a Governmental Authority, Transferor shall not enter into or otherwise agree to any modification of the terms of any Contract or License that is required in order to effect the Transactions that would adversely affect the Transferred Business (including due to an increase in payment or other incremental cost to the Transferred Business under such Contract or License) without the prior written consent of Buyer.

(b) If any third-party consent or approval of a Governmental Authority referred to in this Section 2.7 is not obtained prior to the Closing, the Closing shall, subject to the satisfaction of the conditions set forth in Article VII and the applicable provisions of the Supply Agreement, nonetheless take place on the terms set forth herein and, thereafter, Transferor shall use reasonable best efforts (and Buyer shall reasonably cooperate with Transferor) to establish arrangements under which, following the Closing, (i) Buyer shall obtain (without infringing upon the legal rights of any third party or Governmental Authority or violating any applicable Law) the economic claims, rights and benefits under the Delayed Transferred Asset with respect to which the third-party consent or approval of a Governmental Authority has not been obtained in accordance with this Agreement, and (ii) to the extent Buyer receives such economic claims, rights and benefits, from and after the Closing, Buyer shall assume the economic burden with respect to the Delayed Transferred Asset or Assumed Liability with respect to which the third-party consent or approval of a Governmental Authority has not been obtained in accordance with this Agreement as closely as possible with the use of reasonable best efforts to that which would be applicable to Buyer if the consent had been obtained and the Delayed Transferred Asset or Assumed Liability had been transferred.

(c) If and when any such third-party consent or approval of a Governmental Authority is obtained after the Closing, the assignment of the Delayed Transferred Asset or assumption of the Assumed Liability to which such third-party consent or approval of a Governmental Authority relates shall be promptly effected in accordance with the terms of this Agreement without the payment of additional consideration. Transferor shall, and shall cause its Subsidiaries to, use reasonable best efforts (and Buyer shall, and shall cause its Subsidiaries to, reasonably cooperate with Transferor) to obtain such third-party consents and/or approvals of Governmental Authorities as promptly as practicable; provided that, in connection with obtaining any such third-party consent or approval of a Governmental Authority, none of Transferor or any of its Subsidiaries shall enter into or otherwise agree to any modification of the terms of any Contract or License that is required in order to effect the Transactions that would adversely affect the Transferred Business (including due to an increase in payment or other incremental cost to the Transferred Business under such Contract or License) without the prior written consent of Buyer. Transferor shall bear any and all third-party fees and out-of-pocket expenses (including attorneys’ fees) that may be reasonably required in connection with obtaining, whether before or after the Closing, any such third-party consents and approvals of Governmental Authorities. The parties hereto shall use their respective reasonable best efforts to cooperate in minimizing all such fees and expenses.

(d) In the event that at any time prior to the date that is three (3) years following the Closing, Transferor becomes aware (including by request of Buyer) that it possesses any Transferred Asset or Assumed Liability, Transferor shall cause the prompt transfer of such Transferred Asset to Buyer or assumption of such Assumed Liability by Buyer, and Buyer shall accept and assume such Transferred Asset or Assumed Liability (except as otherwise contemplated by the Transaction Agreements), in each case, without further consideration. Prior to any such transfer, Transferor shall hold such Transferred Asset in trust for Buyer and pay over to Buyer as promptly as practicable any amounts or benefits received by Transferor or any of its Subsidiaries with respect to such Transferred Asset following the Closing. In the event that at any time prior to the date that is three (3) years following the Closing, Buyer becomes aware that it possesses any Excluded Asset or Excluded Liability (except as otherwise contemplated by the Transaction Agreements), Buyer shall cause the prompt transfer of such Excluded Asset to Transferor or assumption of such Excluded Liability by Transferor, and Transferor shall accept and assume such Excluded Asset (including any Cash and Cash Equivalents) or Excluded Liability, in each case, without further consideration. Prior to any such transfer, Buyer shall hold such Excluded Asset in trust for Transferor and pay over to Transferor as promptly as practicable any amounts or benefits received with respect to such Excluded Asset following the Closing.

Section 2.8 Conveyancing and Assumption Agreements. In connection with the transfer of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Article II, Transferor and Buyer shall execute, or cause to be executed by the appropriate entities, notices and conveyancing and assumption instruments as are reasonably necessary and customary in each case in accordance with the terms and conditions of Section 2.8; provided that such instruments shall not impose obligations on either Transferor or Buyer or grant rights, through representations or otherwise, beyond those set forth in this Agreement (but shall merely implement the obligations herein), other than customary obligations, if any, with respect to due execution, title and similar matters. With respect to each parcel of Owned Real Property, at Closing, Transferor shall deliver or cause to be delivered to Buyer, in each case in form and substance reasonably satisfactory to Buyer, (i) a Limited Warranty Deed, duly executed by the record owner of such parcel of Owned Real Property, together with duly executed Tax Returns for Transfer Taxes required by any applicable Laws, conveying to Buyer (or such other party designated by Buyer) all of such party’s right, title and interest in and to such parcel of Owned Real Property; and (ii) an affidavit of title in the form reasonably required by Buyer’s title company in order for such title company to issue its extended coverage owner’s policy of title insurance for such parcel of Owned Real Property without exception for mechanic’s, materialmen’s or other statutory liens, for unrecorded easements or for other unrecorded rights of parties in possession, and any additional documents that said title company may reasonably require for the consummation of the Transactions.

Section 2.9 Shared Contracts. Transferor will use its reasonable best efforts (and Buyer and will reasonably cooperate with Transferor) to separate the Shared Contracts into separate Contracts effective as of the Closing so that, from and after the Closing, Buyer will have the sole benefit and Liabilities with respect to each Shared Contract to the extent relating to the Transferred Business and Transferor will have the sole benefit and Liabilities with respect to each Shared Contract to the extent not relating to the Transferred Business. Upon such separation of a Shared Contract, the separated Contract that is relating to the Transferred Business will be a Transferred Asset and the other separated Contract will be an Excluded

Asset. The obligations to separate any Shared Contracts set forth in this Section 2.9 will terminate on the date that is twenty-four (24) months following the Closing Date. If any Shared Contract is not separated prior to the Closing, then, subject to the applicable provisions of the Supply Agreement, such Shared Contract shall be governed under this Section 2.9, including that Transferor agrees to use reasonable best efforts (and Buyer agrees to reasonably cooperate with Transferor) to establish reasonable arrangements under which the Transferred Business shall continue to receive the benefits and assume the obligations, in each case, that it received or assumed prior to the Closing, until such Shared Contract expires in accordance with its terms. Transferor shall bear any and all third party fees and out-of-pocket expenses (including attorneys’ and other third party fees) that may be reasonably required in connection with obtaining, whether before or after the Closing, any such separation of a Shared Contract.

Section 2.10 Lien Releases. Without limiting the generality of Section 5.18(d)(vii), at, prior to or substantially concurrently with Closing, Transferor shall cause the Lien Releases to be consummated, as set forth in the Lien Release Letters.

Section 2.11 Intellectual Property License Agreements. At Closing, Transferor and Buyer shall deliver the Intellectual Property License Assignment Agreement executed by Transferor and Buyer substantially in the form attached hereto as Exhibit F (the “Intellectual Property License Assignment Agreement”). At Closing, Transferor and Buyer shall deliver the Retained Intellectual Property License Agreement executed by Transferor and Buyer substantially in the form attached hereto as Exhibit G (the “Retained IP License Agreement” and together with the Intellectual Property License Assignment Agreement, the “Intellectual Property License Agreements”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TRANSFEROR

Except as set forth in the Transferor Disclosure Schedules (regardless of whether or not the relevant Section hereof refers to the Transferor Disclosure Schedules), it being understood and agreed that each disclosure set forth in the Transferor Disclosure Schedules shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made, Transferor hereby represents and warrants to Buyer as follows:

Section 3.1 Due Organization, Good Standing, Corporate Power and Subsidiaries. Transferor and each of its Subsidiaries that is involved in the conduct or operation of the Transferred Business or has any right, title or interest in or to any Transferred Asset (each such Subsidiary, an “Applicable Subsidiary”) is duly incorporated, formed or organized (as the case may be), validly existing and in good standing under the Laws of its respective jurisdiction of organization as set forth in Section 3.1 of the Transferor Disclosure Schedules. Transferor and each Applicable Subsidiary has all requisite power and authority to own, lease and operate its properties and assets and to carry on the Transferred Business as it has been and as it is now being conducted. Transferor and each Applicable Subsidiary is duly qualified or licensed to do business in each jurisdiction in which the properties and assets owned, leased or operated by such Person in the conduct of the Transferred Business or the nature of the Transferred Business makes such qualification necessary, other than such jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 3.2 Authorization and Validity of Agreement. Transferor has all necessary power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. Each Applicable Subsidiary that is a party to a Transaction Agreement will as of the Closing have all necessary power and authority to execute and deliver each Transaction Agreement to which it will be a party, to perform its obligations thereunder and to consummate the Transactions. The execution, delivery and performance by Transferor of this Agreement and by Transferor and the Applicable Subsidiaries of the Transaction Agreements, and the consummation by it or its Applicable Subsidiary of the Transactions, have been duly and validly authorized by Transferor or, with respect to the Applicable Subsidiaries, at Closing will be duly and validly authorized, and no other corporate or other action on the part of Transferor or the Applicable Subsidiaries (including any shareholder vote or approval) is or, with respect to the Applicable Subsidiaries, will be, necessary to authorize the execution, delivery and performance of this Agreement and the Transaction Agreements or the consummation of the Transactions. This Agreement has been, and as of the Closing, the Transaction Agreements will be, duly and validly executed and delivered by Transferor and its Applicable Subsidiaries (as applicable) and, to the extent it is a party thereto, assuming due and valid authorization, execution and delivery hereof and thereof by Buyer, this Agreement is, and as of the Closing each of the Transaction Agreements will be, a valid and binding obligation of Transferor or its Applicable Subsidiaries, as the case may be, enforceable against Transferor and its Applicable Subsidiaries (as applicable), as the case may be, in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereinafter in effect, affecting the enforcement of creditors’ rights generally and by general equitable principles (the “Enforceability Exceptions”).

Section 3.3 Corporate Authority Relative to this Agreement; No Violation. Assuming (a) the filings required under the HSR Act and any other applicable Competition Laws are made and the waiting periods thereunder (if applicable) have been terminated or expired and (b) the approvals set forth in Section 3.3(b) of the Transferor Disclosure Schedules have been obtained, the execution and delivery of this Agreement and the Transaction Agreements by Transferor and the Applicable Subsidiaries (as applicable), the performance of Transferor’s and each of the Applicable Subsidiaries’, as applicable, obligations hereunder or thereunder, and the consummation by Transferor and the Applicable Subsidiaries of the Transactions, do not and will not: (i) conflict with or result in a breach of any provision of its certificate of incorporation or bylaws or the governing documents of Transferor or any of the Applicable Subsidiaries; (ii) violate or conflict in any material respect with any Law or Order of any Governmental Authority applicable to Transferor or any of the Applicable Subsidiaries or by which any of the Transferred Assets or the Transferred Business may be bound; (iii) require any filing with, or License, consent or approval of, or the giving of any notice to, any Governmental Authority (including any consent or approval with respect to a License), the failure of which to file, receive or give would be material; or (iv) require any notice or consent to be given under, result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration, or result in the creation of any Encumbrance upon any of Transferred Assets or give rise to any obligation, right of termination, cancellation, revocation, withdrawal, suspension, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Material Contract (other than a Shared Contract) to which Transferor or its Applicable Subsidiaries is a party, excluding in the case of clause (iv) above, filings, consents, notices, approvals, conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, cancellations, revocations, withdrawals, suspensions, modifications, accelerations, losses of benefits, and creations and impositions of Encumbrances which have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4 Affiliate Transactions. Except for transactions under or in connection with this Agreement or the other Transaction Agreements, there are no transactions or Contracts between or among (a) the Transferred Business on the one hand, and (b) Transferor or any of its Subsidiaries, on the other hand that will remain in effect or result in Liability for or impose obligations on Buyer following the Closing.

Section 3.5 Financial Information; Undisclosed Liabilities.

(a) Section 3.5(a) of the Transferor Disclosure Schedules sets forth (i) the unaudited statements of income of the Transferred Business for each of the twelve (12)-month periods ended December 31, 2021, December 31, 2022, and December 31, 2023, and (ii) the unaudited balance sheets as of December 31, 2021, December 31, 2022, and December 31, 2023, (together, the “Financial Statements”).

(b) The Financial Statements have been derived from, and are consistent with, the books and records of Transferor and its Subsidiaries, which books and records are complete and accurate in all material respects. Except as set forth on Section 3.5(b) of the Transferor Disclosure Schedules, have been prepared and maintained in accordance with GAAP. The Financial Statements, except as set forth on Section 3.5(b) of the Transferor Disclosure Schedules, fairly present, in all material respects, the financial position and results of operations of the Transferred Business taken as a whole as of the dates thereof and for the time periods covered thereby, as applicable.

(c) The Closing Financial Statements, when delivered pursuant to Section 5.10, will be prepared in accordance with GAAP and otherwise on a basis consistent with Transferor’s historical consolidated financial statements as of the dates and for the periods presented. The Closing Financial Statements will be based on the books and records of Transferor and its Subsidiaries and will present fairly in all material respects the financial position of the Transferred Business as of the respective dates thereof and the results of operations, changes in divisional equity and cash flows of the Transferred Business for the respective periods indicated therein.

(d) Transferor maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements of Transferor and its Affiliates on a consolidated basis for external purposes in accordance with GAAP, including policies and procedures (i) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial information in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, (iii) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Transferred Business and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Transferred Business’s assets that would materially affect the carve-out financial statements of the Transferred Business. Neither Transferor nor, to the Knowledge of Transferor, Transferor’s independent accountants, have identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Transferor; (2) any illegal act or fraud, whether or not material, that involves the management of the Transferred Business or other Business Employees; or (3) any claim or allegation regarding any of the foregoing.

(e) Neither Transferor nor any of its Subsidiaries has any material Liabilities relating to the Transferred Business or Transferred Assets, except for Liabilities (i) adequately recorded or reserved against in the Financial Statements as of the Balance Sheet Date, (ii) incurred in the ordinary course of business and consistent with past practices since the Balance Sheet Date, (iii) which have arisen since the Balance Sheet Date and which have been incurred in connection with or arising out of the performance in accordance with the terms of any Assigned Contract assigned to Buyer pursuant to this Agreement (other than any Liability for breach of contract, breach of warranty, tort or infringement), or (iv) that are Excluded Liabilities.

Section 3.6 Assets.

(a) The Transferred Assets (assuming there are no Delayed Transfer Assets), together with the services being provided under the Transition Services Agreement are sufficient for the continued conduct of the Transferred Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Transferred Business as currently conducted. Other than the services under the Transition Services Agreement, none of the Excluded Assets are material to the conduct and operation of the Transferred Business. The Owned Real Property and the Leased Real Property constitute all of the real property used in the Transferred Business.

(b) Transferor or an Applicable Subsidiary is the beneficial owner of, and has good and valid title to, or valid leasehold or license interests in, as the case may be, all of the Transferred Assets, in each case, free and clear of any Encumbrances, except for (i) Encumbrances consisting of zoning or planning restrictions, (ii) Encumbrances consisting of easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property as it is presently used in connection with the Transferred Business, (iii) Encumbrances for current Taxes not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP are reflected in the Financial Statements, (iv) mechanic’s, materialmen’s and similar Encumbrances arising in the ordinary course of business or by operation of Law and that would not, individually or in the aggregate, be materially adverse to the Transferred Business or materially impair the use of such property as it is presently used in connection with the Transferred Business, (v) matters or conditions shown in the real property records or in any title reports or policies, deeds, plats, surveys or other documents obtained by or provided to Buyer prior to the date hereof, (vi) all rights, obligations and security interests granted under the Augusta Mill Bonds and Augusta Mill Bond Documents, (vii) rights of tenants under the Leases (other than the Wood Procurement Leases) and Lessor Leases described herein, and (viii) items set forth on Section 3.6(b) of the Transferor Disclosure Schedules (collectively, the “Permitted Encumbrances”).

(c) Except for the Leases and Lessor Leases, and as otherwise set forth in Section 3.6(c) of the Transferor Disclosure Schedules, Transferor and its Subsidiaries, with respect to the Transferred Business and Transferred Assets, have not leased or otherwise granted to any Person the right to use or occupy the Transferred Real Property.

(d) The tangible personal property owned, leased or used in the Transferred Business that constitutes a Transferred Asset, individually and in the aggregate, is in all material respects, in good repair and operating condition, except for ordinary wear and tear and ordinary course maintenance and repair requirements.

(e) Except for the matters that are the subject of the capital expenditures contemplated by Section 3.6(e) of the Transferor Disclosure Schedules or as otherwise set forth in Schedule 1.1(a)(iii) or Section 3.19 of the Transferor Disclosure Schedules, the buildings, plants, facilities and other improvements which are located on the Transferred Real Property (i) have been maintained in accordance with industry standards in all material respects, (ii) are in good operating condition, except for ordinary wear and tear and ordinary course maintenance and repair requirements, and (iii) there is no material defect in such buildings, plants, facilities and other improvements (including the structural elements thereof, the mechanical systems therein, the utility systems serving such premises or the roofs thereof) that would materially impair or impact the operations of the Transferred Business.

Section 3.7 Absence of Certain Changes or Events. Except as specifically contemplated or expressly permitted by this Agreement or the Transaction Agreements, since December 31, 2023 (a) the Transferred Business has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) there has not been any damage, destruction or loss of any material Transferred Assets, whether or not covered by insurance, (c) there has not been any Material Adverse Effect or any event, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (d) neither Transferor nor any of its Affiliates has taken any action that if taken after the date hereof without consent of Buyer would result in a breach or violation of Section 5.1.

Section 3.8 Actions; Litigation.

(a) Except as set forth in Section 3.8(a) of the Transferor Disclosure Schedules, no Action that is material individually or in the aggregate with respect to the Transferred Business, the Transferred Assets or the Assumed Liabilities, is, or in the past three (3) years has been pending, or, to the Knowledge of Transferor, threatened against Transferor’s or any of its Subsidiaries’ properties, assets or business operations, and to Transferor’s Knowledge, there is no reasonable basis for any Person to assert any such material claim, in each case, (i) relating to or affecting the Transferred Business, any Transferred Asset or any Assumed Liabilities, or (ii) that challenge or seek to prevent, enjoin or otherwise delay the Transactions. No event has occurred, and no circumstance exists which reasonably could be expected to give rise to or serve as a basis for the commencement of any Action related to or affecting the Transferred Business, the Transferred Assets or the Assumed Liabilities.

(b) There is no, and during the past three (3) years there has been no, Order against Transferor or any of its Subsidiaries that is material individually or in the aggregate with respect to the Transferred Business, the Transferred Assets or the Assumed Liabilities.

(c) There is no Action by Transferor pending or, to Transferor’s Knowledge, threatened against any third party with respect to Transferor or any of its Subsidiaries’ properties, assets or business operations.

Section 3.9 Compliance with Laws; Certain Licenses.

(a) Transferor and the Applicable Subsidiaries, since January 1, 2021, have complied, and are in compliance, in all material respects with all Laws applicable to the Transferred Business or the ownership and use of the Transferred Assets, and since January 1, 2021, Transferor and the Applicable Subsidiaries have been in material compliance with all Laws and Orders of any Governmental Authority applicable to them or their operations relating to or affecting the Transferred Business or any of the Transferred Assets.

(b) Transferor or an Applicable Subsidiary hold all material Licenses that are required for the conduct of the Transferred Business or the ownership and use of the Transferred Assets as currently conducted and are in compliance in all material respects with the terms of all such material Licenses. Such material Licenses are listed in Section 3.9(b) of the Transferor Disclosure Schedules, and all such material Licenses are valid and in full force and effect, and no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any such License.

Section 3.10 Environmental Matters.

(a) The Transferor has obtained all Licenses under Environmental Law required for the conduct and operation of the Transferred Assets and the Transferred Business, and for the three (3) years prior to the Closing Date has been and is in compliance, in all material respects, with (i) the terms and conditions contained therein, and (ii) all applicable Environmental Law.

(b) There are no material Environmental Claims pending or, to the Knowledge of Transferor, threatened with respect to the Transferred Assets or the Transferred Business.

(c) No Hazardous Material has been Released on, at or under any real property currently or formerly owned, operated, leased or used by Transferor, its Subsidiaries, or the Transferred Business in violation of any Environmental Law which would reasonably be expected to result in a material Liability under applicable Environmental Law.

(d) Transferor has made available to Buyer true and complete copies of (i) all Licenses held by Transferor or its Subsidiaries relating to the Transferred Assets and the Transferred Business; and (ii) all non-privileged surveys, reports, testing, and other documents and data related to compliance with Environmental Law or the Release of any Hazardous Material applicable to the Transferred Assets or the Transferred Business, including all Phase I and Phase II environmental site assessments and environmental compliance audits that are in the Transferor’s or its Subsidiaries’ possession, custody or control.

(e) Since January 1, 2020, no Action has been commenced, is pending or, to the Knowledge of Transferor, threatened alleging any actual or potential material Liability under any Environmental Law at or relating to the Transferred Assets or the Transferred Business.

(f) Neither Transferor nor its Subsidiaries have been identified as, or alleged to be, responsible parties or potentially responsible parties under CERCLA or any other Environmental Law in connection with the transportation, storage, treatment or Release of any Hazardous Material at or relating to the Transferred Assets or the Transferred Business, which would reasonably be expected to be material to Transferor, its Subsidiaries, the Transferred Assets or the Transferred Business.

(g) To the Knowledge of Transferor, in connection with the Transferred Business, neither Transferor nor any of its Subsidiaries sells or has in the past sold any product containing asbestos or that utilizes or incorporates asbestos-containing materials in such products.

Section 3.11 Tax Matters.

(a) All Tax Returns required to be filed with respect to the Transferred Business, the Transferred Assets or the Assumed Liabilities for all periods through and including the Closing Date have been duly and timely filed, and all Tax Returns filed or required to be filed with respect to the Transferred Business, the Transferred Assets or the Assumed Liabilities are true, correct and complete in all material respects. All Taxes relating to the Transferred Business, the Transferred Assets or the Assumed Liabilities have been fully and timely paid (whether or not shown on any Tax Return).

(b) Transferor and its Subsidiaries have provided a sufficient reserve for the payment of all Taxes relating to the Transferred Business, the Transferred Assets or the Assumed Liabilities that are not yet due and payable (the “Tax Reserve”) on the balance sheet included in the Interim Financial Statements. Since the preparation of the Financial Statements and the Interim Financial Statements, neither Transferor nor any of its Subsidiaries has incurred any liability for Taxes relating to the Transferred Business, the Transferred Assets or the Assumed Liabilities, except in the ordinary course of Transferor’s or its Subsidiaries’ Business.

(c) None of the Transferred Assets is subject to any Encumbrances for Taxes (other than Encumbrances for current Taxes not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP are reflected in the Financial Statements).

(d) All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns relating to the Transferred Assets, the Assumed Liabilities or the Transferred Business have been fully paid, and there are no other audits or investigations by any Taxing Authority in progress. Neither Transferor nor any of its Subsidiaries received any written notice from any Taxing Authority that it intends to conduct such an audit or investigation relating to the Transferred Assets, the Assumed Liabilities or the Transferred Business.

(e) Section 3.11(e) of the Transferor Disclosure Schedules sets forth complete and accurate lists of (i) all types of Taxes paid, (ii) all types of Tax Returns filed, and (iii) all Tax Returns that have not been filed but are required to be filed with respect to taxable periods ending before the Closing Date, in each case, by or on behalf of Transferor or its Affiliates, in connection with, or with respect to, the Transferred Assets, the Assumed Liabilities or the Transferred Business. Transferor and its Affiliates have made available complete copies of material Tax Returns exclusively relating to the Transferred Assets, the Assumed Liabilities or the Transferred Business relating to taxable periods that ended after December 31, 2019.

(f) All material Taxes required to be withheld in respect of the Transferred Assets, the Assumed Liabilities or the Transferred Business have been withheld and properly remitted to the appropriate Taxing Authority (or properly set aside in accounts for such purpose), including in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g) To the Knowledge of Transferor, no claim has been made by a Taxing Authority in a jurisdiction in which Transferor or its Affiliates do not currently file a Tax Return such that Transferor or its Affiliates are or may be subject to taxation by that jurisdiction.

(h) No agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) with respect to the Transferred Business, the Assumed Liabilities or the Transferred Assets, has been executed or filed with any Taxing Authority by or on behalf of Transferor or its Affiliates. Except as set forth in Section 3.11(h) of the Transferor Disclosure Schedules, neither Transferor nor any of its Affiliates has requested any extension of time within which to file any Tax Return with respect to the Transferred Business, the Assumed Liabilities or the Transferred Assets, which Tax Return has since not been filed.

(i) Neither Transferor nor any of its owners is a “foreign person” within the meaning of section 1445 of the Code.

(j) None of the Transferred Assets is an equity interest in an entity taxable as a corporation, partnership, trust or real estate mortgage investment conduit for federal income tax purposes.

(k) No issue has been raised by written inquiry of any Governmental Authority, which would reasonably be expected to affect the tax treatment of the Transferred Assets, the Assumed Liabilities or the Transferred Business in any taxable period (or portion thereof) ending after the Closing Date.

(l) No power of attorney with respect to any tax matter is currently in force with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Business that would, in any manner, bind, obligate or restrict Buyer.

(m) Neither Transferor nor any of its Affiliates has executed or entered into any agreement with, or obtained any consents or clearances from, any Taxing Authority, and none are subject to any ruling guidance specific to Transferor or any of its Affiliates, that would be binding on Buyer for any taxable period (or portion thereof) ending after the Closing Date.

(n) To the extent related to the Transferred Assets, the Transferred Business or the Assumed Liabilities, neither Transferor nor any of its Affiliates is a party to any tax sharing or similar agreement with any Person (other than those not primarily related to Taxes), and neither the Transferor nor any of its Affiliates has assumed any obligation of, or with respect to any transaction relating to, the Taxes of any other Person or agreed to indemnify any other Person with respect to any Tax.

(o) None of the Transferred Assets or any property used in the Transferred Business is (i) property required to be treated as being owned by another Person pursuant to the provisions of section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 2001-28, (v) described in section 168(g)(1)(A) of the Code with respect to which Transferor or any of its Affiliates has claimed depreciation deductions in determining its U.S. federal income tax liability, or (vi) subject to any provision of Law comparable to any of the provisions listed above.

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Transferor Disclosure Schedules lists each material Transferor Benefit Plan, any Multiemployer Plan identified on Section 3.12 of the Transferor Disclosure Schedules and each Government Plan in which any Business Employee participates in respect of employment for the Business Employees. Transferor has heretofore delivered to Buyer, or made available in the Dataroom, true and complete copies of each Transferor Benefit Plan (or, if any such Transferor Benefit Plan is not written, a summary thereof), the most recent annual reports, and summaries, if any, required to be prepared or filed under ERISA or the Code and the most recent determination letter received from the IRS with respect to each such plan intended to qualify under Section 401 of the Code.

(b) Except as set forth on Section 3.12(b) of the Transferor Disclosure Schedules and in Section 5.12 herein, the consummation of the Transactions shall not result, by itself or in conjunction with any other event, in the payment or acceleration of any amount, the acceleration of any benefit or any increase in any vested interest or entitlement to any benefit or payment by any Business Employee other than as would not reasonably be expected to become a Liability of Buyer or its Subsidiaries.

(c) No Business Employee is a participant in any Multiemployer Plan. Transferor and its Subsidiaries have no Liability under section 4062, 4063 or 4064 of, and none of the Transferred Assets is subject to any lien under section 4068 of Title IV or Section 302 of ERISA or under Section 412 or 430 of the Code (including on account of any ERISA Affiliate) that is due and owing as of the date hereof, and to the Knowledge of Transferor, no condition exists that would reasonably be expected to result in any such Liability becoming a payment obligation of Buyer following the Closing.

(d) Each Transferor Benefit Plan has been administered and operated in material respects in compliance with the applicable requirements of ERISA, the applicable provisions of the Code and with any other applicable Law.

(e) Each Transferor Benefit Plan that is intended to comply with Section 401(a) of the Code has obtained a current, favorable determination letter issued by the IRS and no event has occurred with respect to any Transferor Benefit Plan which will or could reasonably be expected to give rise to disqualification of any such plan.

Section 3.13 Labor and Employment Matters.

(a) The Transferred Business is not a party to, or bound by, and no Business Employee is subject to, any (i) collective bargaining agreement, other than those set forth on Section 3.13(a) of the Transferor Disclosure Schedules, or (ii) other Contract with a labor union, labor organization, works council or trade association, or similar body, nor is any such Contract presently being negotiated. Transferor represents that it has provided Buyer true and complete copies of the current and previous collective bargaining agreements from the last three (3) years listed on Section 3.13(a) of the Transferor Disclosure Schedules. Except as set forth on Section 3.13(a) of the Transferor Disclosure Schedules, (i) no Business Employee is represented by any labor union, labor organization, works council, trade association, or similar body with respect to his or her employment with Transferor or its Subsidiaries and (ii) no labor union, labor organization, works council, trade association, group of Business Employees, or similar body, has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(b) Except as set forth in Section 3.13(b) of the Transferor Disclosure Schedules, neither Transferor nor any of its Subsidiaries is, or during the prior three (3) year period has been, the subject of any Action (i) asserting that such Person has committed an unfair labor practice, or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor, to the Knowledge of Transferor, is any such Action described in clauses (i) or (ii) threatened.

(c) With respect to the Business Employees, Transferor and its Subsidiaries are in compliance, in all material respects, with their obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and all similar Laws and all other notification and bargaining obligations arising under any collective bargaining agreement, Law or otherwise. Neither Transferor nor its Subsidiaries has incurred any liability or obligation under WARN and all similar Laws that remains unsatisfied, and neither Transferor nor its Subsidiaries has taken any action that would reasonably be expected to cause Buyer or any of its Subsidiaries to have any material liability or other obligation following Closing under WARN and all similar Laws.

(d) No strike, slowdown work stoppage, lockout or other material labor dispute involving any Business Employee has occurred during the prior three (3) year period, is pending or, to the Knowledge of Transferor, threatened.

(e) To the Knowledge of Transferor, there have been no petitions or campaigns being conducted to solicit cards initiated by any Business Employee, labor union, labor organization, works council, trade association, or similar body, to seek representation on behalf of any Business Employees not currently represented by a labor union, labor organization, works council, trade association, or employee representative within the past three (3) years, nor, to the Knowledge of Transferor, are there any campaigns being conducted to solicit cards from employees to authorize representation by any labor union, labor organization, works council trade association, or similar body.

(f) With respect to the Business Employees, Transferor and each of its Subsidiaries is, and during the past three (3) years has been, in material compliance with all applicable Laws and Contracts relating to employment practices, terms and conditions of employment, and the employment of former, current and prospective employees and engagement of independent contractors and “leased employees” (within the meaning of Section 414(n) of the Code), including all such Laws and Contracts relating to wages; hours; overtime classification; overtime payment; meal and rest breaks; labor relations; collective bargaining; discrimination or harassment in employment; terms and conditions of employment; termination of employment; immigration and employment eligibility verification; disability; civil rights; human rights;

fair labor standards; occupational safety and health; workers’ compensation; employee whistle-blowing; employee privacy; background checks and other consumer reports regarding employees and applicants; affirmative action and other employment-related obligations on federal contractors and subcontractors and suppliers; classification of employees, consultants and independent contractors; unemployment insurance; the collection and payment of withholding and/or social security Taxes and any similar Tax; pay equity; and wrongful discharge. Except as set forth in Section 3.13(f) of the Transferor Disclosure Schedules, there is, and during the past three (3) years there has been, no material equal employment opportunity or discrimination complaint or charge, human rights or civil rights complaint or charge, wage and hour complaint or charge, or other employment-related complaint, charge, or other action or suit against or involving Transferor or any of its Subsidiaries with respect to the Transferred Business before any court or other Governmental Authority, nor, to the Knowledge of Transferor, has any such Action been threatened.

(g) Neither Transferor nor any of its Subsidiaries is in material breach of any collective bargaining agreement that applies to any Business Employee nor, to the Knowledge of Transferor, is any labor union or labor organization that is party to any such collective bargaining agreement in material default thereunder.

(h) To the Knowledge of Transferor, no Business Employee that is an executive officer has expressed to Transferor or any of its Subsidiaries any present intention to terminate his/her employment with Transferor or any of its Subsidiaries (other than, for the avoidance of doubt, those employees who shall terminate employment with Transferor in connection with the Transactions), nor does Transferor or any of its Subsidiaries have a present intention to terminate the employment of any Business Employee other than routine terminations consistent with past practices (excluding any termination of an employee in a management or supervisory position).

(i) Attached as Section 3.13(i) of the Transferor Disclosure Schedules (the “Business Employee List”) is a true, correct and complete listing, as of the date specified therein, of the annual base salary or hourly wage, position or function, and location of the persons who are Business Employees (without identifying them by name). Except as set forth in Section 3.13(i) of the Transferor Disclosure Schedules and subject to the provisions of any applicable collective bargaining agreement or the requirements of applicable Law, each Business Employee is terminable at will and no non-bargaining unit Business Employee is party to an employment agreement or other contract or arrangement restricting the right of Transferor or any of its Subsidiaries to terminate the employment of such employee or require the payment of severance pay or benefits (other than benefits otherwise required to be provided by Law) upon termination of such employee’s employment.

(j) Except as set forth in Section 3.13(j) of the Transferor Disclosure Schedules, there are no, and in the past three (3) years there have been no, pending or, to the Knowledge of Transferor, threatened investigations or audits by any Governmental Authority relating to the employment practices of Transferor or any of its Subsidiaries, including investigations or audits relating to discrimination or harassment in employment; affirmative action or equal employment opportunity compliance; terms and conditions of employment; termination of employment; wages; overtime classification; hours; meal and rest breaks; occupational safety and health; employee whistle-blowing; immigration and employment eligibility verification; employee privacy; background checks and other consumer reports regarding employees and applicants; or classification of employees, consultants and independent contractors.

(k) Except as set forth in Section 3.13(k) of the Transferor Disclosure Schedules, neither Transferor nor any of its Subsidiaries is subject to any ongoing Conciliation Agreement or related obligations or any ongoing Compliance Review with the Office of Federal Contract Compliance Programs or has any ongoing violations of Executive Order 11246, Section 503 of the Rehabilitation Act of 1973, or the Vietnam Era Veterans’ Readjustment Assistance Act, or their related regulations.

Section 3.14 Intellectual Property.

(a) Set forth on Section 3.14(a) of the Transferor Disclosure Schedules is a list of all material Transferred Intellectual Property.

(b) Transferor or its Subsidiaries exclusively own, and following the Closing, Buyer will exclusively own, all right, title and interest in and to the Intellectual Property Assets, in each case free of all Encumbrances, except for non-exclusive licenses to Intellectual Property Assets granted in the ordinary course of business to third parties. Transferor or a Subsidiary of Transferor has the valid right to use all In-Licensed Patents, free of all Encumbrances. The Intellectual Property listed on Section 3.14(a) of the Transferor Disclosure Schedules (other than applications for registration) owned by Transferor or a Subsidiary of Transferor are valid and enforceable and have been obtained and maintained in material compliance with all applicable Laws. The Transferred Intellectual Property, the Intellectual Property licensed under the Intellectual Property License Agreements and the Licensed IP are all of the Intellectual Property necessary to operate the Transferred Business as presently conducted. All assignments and other instruments necessary to establish, record, and perfect Transferor’s ownership interest in the Transferred Intellectual Property have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars.

(c) No Action or Order is pending nor, to the Knowledge of Transferor, threatened, (i) alleging that the operation of the Transferred Business, infringes, misappropriates, dilutes or otherwise violates the Intellectual Property rights of a third party, or (ii) challenging the ownership, validity, patentability, enforceability, registrability or use of any Intellectual Property listed on Section 3.14(a) of the Transferor Disclosure Schedules. With respect to the Transferred Business, (x) neither Transferor nor any of its Subsidiaries is subject to any outstanding Order or material dispute involving any third-party Intellectual Property and (y) to the Knowledge of Transferor, no such Order or dispute is threatened, in each case of (x) and (y), that has or would have a material effect on the Transferred Business.

(d) The operation of the Transferred Business (including the products manufactured by the Transferred Business) as currently conducted (i) does not infringe the Intellectual Property rights of another Person in any manner that would have a material effect on the Transferred Business and (ii) no Person is infringing any of the Intellectual Property Assets that are material to the Transferred Business.

(e) Transferor and its Subsidiaries have taken commercially reasonable actions to maintain the Intellectual Property Assets and to protect the confidentiality of the trade secrets owned by any of them, in each case that are material to the conduct of the Transferred Business as currently conducted. No Intellectual Property Assets that constitute a trade secret and are material to the Transferred Business have been disclosed to any third party other than pursuant to a valid written agreement to protect the confidentiality of such trade secret.

(f) Neither the execution, delivery, or performance of this Agreement, nor the consummation of the Transactions, will result in the loss or impairment of or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Buyer’s right to own or use any Intellectual Property Assets in the conduct of the Transferred Business as currently conducted. Immediately following the Closing, all Intellectual Property Assets listed in Section 3.14(a) will be owned or available for use by Buyer on substantially the same terms as they were owned or available for use by Transferor immediately prior to the Closing.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Transferor Disclosure Schedules sets forth, as of the date hereof, all Contracts to which Transferor or any of the Applicable Subsidiaries is a party and by which such Person is bound that relate primarily to the conduct or operation of the Transferred Business, or by which any of the Transferred Assets are bound or affected, in each case, that fall into the following categories (together with Contracts falling into each of the following categories entered into following the date hereof in compliance with the terms of this Agreement, each a “Material Contract” and collectively, the “Material Contracts”):

(i) any Contract that (A) limits or purports to limit the freedom of Transferor or any of its Subsidiaries (as it relates to the Transferred Business) or the Transferred Business to engage in any line of business, acquire any entity or compete with any Person or in any market or location, (B) contains exclusivity or any similar requirements, (C) contains take or pay, output or fixed pricing provisions, (D) restricts the ability of Transferor or any of its Subsidiaries (as it relates to the Transferred Business) or the Transferred Business to solicit or hire any Person, (E) contains “most favored nation” provisions, or (F) contains any other covenant not to compete or otherwise materially restricts or limits the ability of Transferor or any of its Subsidiaries (as it relates to the Transferred Business) or the Transferred Business to compete in any line of business or in any jurisdiction, except in the case of clauses (B), (C) and (E), Contracts with annual payments of less than $500,000;

(ii) any Contract with respect to any partnerships, joint ventures, strategic alliances or other similar agreements or arrangements;

(iii) financing leases, Transferor Financing Guarantees and any other Contract pursuant to which Transferor or any of its Subsidiaries has or will (A) create, incur, assume or guarantee any Indebtedness, or (B) extend credit to any Person in connection with the Transferred Business, in each case of such indebtedness or credit, in an amount in excess of $100,000;

(iv) Contracts granting to any third party an Encumbrance, other than a Permitted Encumbrance, on all or any part of any material asset of the Transferred Business;

(v) indentures, mortgages, notes, installment obligations, agreements or other instruments, in each case, relating to Indebtedness;

(vi) any Contract that provides or is reasonably expected to provide for annual payments in excess of $2,500,000 by, or in excess of $2,000,000 to, the Transferred Business;

(vii) Contracts with the Largest Customers and Suppliers;

(viii) any installment sale Contract or liability for the deferred purchase price of property;

(ix) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority;

(x) any Contract involving any resolution or settlement of any actual or threatened Action relating to the Transferred Business, the Transferred Assets or the Assumed Liabilities;

(xi) any Contract for the employment or engagement of any Business Employee or other individual providing services to the Transferred Business on a full-time, part-time, or consulting basis and providing for base salary and target incentive compensation in excess of $50,000;

(xii) the CBAs and any collective bargaining agreement or other material contract or other similar documents between Transferor or any of its Subsidiaries and a labor union, trade association, works council or similar body covering any Business Employees, including any Effects Bargaining Agreements or Shutdown Agreements;

(xiii) any Contract providing for severance or change of control related benefits to any person who is a Business Employee on the date hereof;

(xiv) any license agreement or Contract (A) under which Transferor or any of its Subsidiaries licenses any Intellectual Property that is material to the operation of the Transferred Business or (B) that is a settlement, royalty, covenant not to sue, consent, concurrent use or other agreement with respect to any Intellectual Property that is material to the operation of the Transferred Business (in each case other than non-disclosure agreements entered into in the ordinary course of business, nonexclusive licenses to customers in the ordinary course of business and licenses and related service agreements for any item of commercially available, unmodified software with an annualized license fee of less than $100,000) and (C) any other Contract relating to the Transferred Intellectual Property;

(xv) any Contract with any Governmental Authority;

(xvi) any Contract pursuant to which Transferor or any of its Subsidiaries has committed to make a capital expenditure or purchase a capital asset in connection with the Transferred Business involving payments equal to or in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(xvii) any Contract (A) for the disposition or acquisition of any Transferred Asset other than purchases or sales of inventory in the ordinary course of business; (B) for the grant of any preferential rights to purchase any Transferred Asset or (C) for the grant of any exclusive right to use any Transferred Asset;

(xviii) Shared Contracts;

(xix) Leases;

(xx) Lessor Leases;

(xxi) any Contract under which Transferor or any of its Subsidiaries is lessee of, or holds or operates, any Leased Equipment calling for payments in excess of $500,000 annually for such Leased Equipment and that cannot be terminated by Transferor or its applicable Affiliate without penalty upon thirty (30) days’ notice or less; and

(xxii) all powers of attorney with respect to the Transferred Business or any Transferred Asset.

(b) Each of the Material Contracts is in full force and effect, and enforceable in accordance with its terms, and constitutes a legal, valid and binding obligation of Transferor and its Subsidiaries, as applicable, and, to the Knowledge of Transferor, each other party thereto.

(c) Neither Transferor nor any of its Subsidiaries is in material breach or material default under any Material Contract nor, to the Knowledge of Transferor, is any other party to any Material Contract in material breach or material default thereunder. Transferor has provided Buyer with a correct and complete copy of all Material Contracts. No event has occurred, and no circumstance or condition exists, that (with or without the giving of notice or the passage of time, or both) will, or would reasonably be expected to result in a material violation or material breach by Transferor or its Subsidiaries (or, to the Knowledge of Transferor, any other Person) of any of the provisions of any such Material Contract. Neither Transferor nor any of its Subsidiaries has received any written notice of the intention of any party to terminate any Material Contract.

Section 3.16 Board Approval; No Vote Required.

(a) Board Approval. The Transferor Board of Directors has (i) determined that this Agreement, the Transaction Agreements and the Transactions, taken together, are advisable, fair and in the best interest of Transferor and its stockholders and (ii) approved this Agreement, the Transaction Agreements and the Transactions.

(b) No Vote Required. No approvals or consents of the holders of any class or series of capital stock of Transferor are necessary to adopt this Agreement and the Transaction Agreements and to approve the Transactions. No corporate or other proceedings are necessary to adopt or approve this Agreement, the Transaction Agreements or to consummate the Transactions.

Section 3.17 Brokers or Finders. Except as set forth in Section 3.17 of the Transferor Disclosure Schedules, neither Transferor nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the Transactions that might be entitled to any fee or any commission in connection with or upon consummation of the Transactions, and any such fee or commission, and any costs or expenses incurred in connection therewith shall be borne solely by Transferor.

Section 3.18 Certain Payments.

(a) In the past five (5) years, neither Transferor nor its Subsidiaries nor any of their officers, directors, agents, employees or, to the Knowledge of Transferor, other Persons acting on behalf of Transferor or its Subsidiaries (including any Person to whom Transferor or any of its Subsidiaries has paid or is obligated to pay any referral fees) has, directly or indirectly, with respect to the Transferred Business, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, whether directly or indirectly, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or Prevention of Corruption Acts of 1889 and 1916, or any other equivalent applicable Law that prohibits bribery or corruption (collectively the “FCPA”) or the UK Bribery Act 2010, as amended, (iv) made, offered or authorized any bribe or unlawful rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person, whether directly or indirectly, or (v) has been investigated by any Governmental Authority, or been the subject of any allegation, with respect to any conduct within the scope of subsections (i) through (iv) above. Transferor and its Subsidiaries have established internal controls and procedures designed to ensure compliance with the FCPA that are reasonable for similarly situated companies. In each of the past six (6) years, Transferor has complied in all material respects with the booking, recordkeeping, and accounting requirements in the FCPA in reasonable detail to accurately and fairly reflect transactions and dispositions of assets.

(b) Neither Transferor nor any of its Subsidiaries nor any of their officers, directors, agents, employees or other Persons acting on behalf of Transferor or its Subsidiaries (including any Person to whom Transferor or its Affiliates have paid or is obligated to pay any referral fees) is a Person that is, or is owned or controlled by a Person that is, currently the subject or target of any Sanctions administered or enforced by the U.S. government (including the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, or other relevant Sanctions authority. During each of the past five (5) years, Transferor, its officers, employees, directors, or, to the Knowledge of Transferor, agents or other Persons acting on behalf of Transferor or its Affiliates, with regard to the Transferred Business: (a) have not had assets in, or transacted or dealt with Sanctioned Persons; (b) have not violated, and currently are not in violation of, the Export Control and Sanctions Regulations; (c) have not been the subject of any investigation, disclosure, legal or regulatory proceeding, or allegations of actual or alleged violations of the Export Control and Sanctions Regulations. There is no Action with respect to a violation of any applicable Export Control and Sanctions Regulation that is now pending or to the Knowledge of Transferor has been threatened with respect to the Transferred Business.

(c) For the past five (5) years, Transferor and its Affiliates have conducted the Transferred Business in material compliance with the applicable anti-money laundering statutes of all jurisdictions where the Transferred Business conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”); and no Action by or before any court or Governmental Authority or any arbitrator involving the Transferred Business with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of Transferor, threatened.

Section 3.19 Real Property.

(a) Owned Real Property. Section 3.19(a) of the Transferor Disclosure Schedules contains a true and complete list of each parcel of Owned Real Property. Transferor has good and valid fee simple title to each parcel of Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances. The interest of Transferor in the applicable Owned Real Property has not been conveyed, leased (except for (i) the Leases and Lessor Leases set forth in Section 3.19(c) of the Transferor Disclosure Schedules and (ii) licenses or arrangements with suppliers pursuant to which suppliers have access to the Transferred Real Property), pledged, or otherwise transferred or encumbered, whether in whole or in part, except for Permitted Encumbrances. To Transferor’s Knowledge, Transferor is not in default or violation with respect to any Laws relating to any parcel of Owned Real Property. Except as set forth in Section 3.19(a) of the Transferor Disclosure Schedules, there are no outstanding options or rights of first refusal or other agreements granting to any Person any right to purchase or lease any parcel of Owned Real Property, or any portion thereof or interest therein. Transferor has not received any written notice of any contemplated or actual reassessment of any parcel of Owned Real Property or any portion thereof for general real estate tax purposes.

(b) Leased Real Property (Transferor as Tenant). Section 3.19(b) of the Transferor Disclosure Schedules contains a true and complete list of leases and/or warehouse agreements for each parcel of Leased Real Property that Transferor leases from third party landlords (the “Leases”) and all amendments thereto. Transferor is the tenant under each of the Leases and has performed all of its obligations required to be performed by the tenant thereunder. Transferor has not received written notice of any default or event of default of Transferor, under any Lease, which has not been cured and there is not, under any Lease, any condition which would constitute a default or event of default (or event which with notice or lapse of time, or both, would constitute a default) of Transferor, thereunder, or to the Knowledge of Transferor, any other party thereto. To the Knowledge of Transferor, each Lease is in full force and effect, and is valid and enforceable in accordance with its terms. No Lease has been amended or modified except as set forth in Section 3.3 of the Transferor Disclosure Schedules. Except as set forth on Section 3.3(b) of the Transferor Disclosure Schedules, no Lease requires the consent of a third party landlord to the Transactions (or the closing of the Transactions) described in this Agreement. For clarity, the term “Leases” herein shall in no event be deemed to include the Augusta Mill Bond Lease, which is specific to the Augusta Mill Bond Leased Equipment.

(c) Leased Real Property (Transferor as Landlord). Section 3.19(c) of the Transferor Disclosure Schedules contains a true and complete list of each real property lease and sublease pursuant to which Transferor or any of its Subsidiaries, with respect to the Transferred Business, has leased to third party tenants or lessees (the “Lessor Leases”) the Transferred Real Property or any material portion thereof. To the Knowledge of Transferor, there is not, under any such agreement, any default or event of default (or event which with notice or lapse of time, or both, would constitute a default) of Transferor or its Subsidiary, as applicable, thereunder, or to the Knowledge of Transferor, any other party thereto.

(d) Transferred Real Property Generally. There are no pending or, to the Knowledge of Transferor, threatened condemnation, assessment, annexation or similar proceedings affecting or relating to the Transferred Real Property, or any portion thereof. Transferor has not received any written notice that any buildings, plants, facilities or other improvements which are located on the Transferred Real Property violate in any use or occupancy restrictions, any covenant of record or any zoning or building Laws. To Transferor’s Knowledge, no fact or condition exists in respect of any Transferred Real Property that would result in the discontinuation of utilities currently provided to any portion of such property.

Section 3.20 Insurance. Section 3.20 of the Transferor Disclosure Schedules sets forth (a) a true and complete list of all current Insurance Policies and (b) with respect to the Transferred Business, the Transferred Assets or the Assumed Liabilities, a list of all pending claims and the claims history for Transferor and its Subsidiaries since January 1, 2020. There are no claims related to the Transferred Business, the Transferred Assets or the Assumed Liabilities pending under any such Insurance Policies as to which coverage has been denied or disputed (unless coverage for such claim has since been accepted) or in respect of which there is an outstanding reservation of rights (unless coverage for such claim has since been accepted). Neither Transferor nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies listed on Section 3.20 of the Transferor Disclosure Schedules (i) are in full force and effect and enforceable in accordance with their terms; and (ii) have not been subject to any lapse in coverage. None of Transferor or any of its Subsidiaries is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. True and complete copies of the Insurance Policies have been made available to Buyer. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Transferred Business and are sufficient for compliance with all applicable Laws and Assigned Contracts.

Section 3.21 Customers and Suppliers. Section 3.21 of the Transferor Disclosure Schedules lists the names of (a) the ten (10) largest customers of Transferor and its Subsidiaries measured by the aggregate amount of revenue from customers with respect to the Transferred Business in respect of each of the years ended December 31, 2022 and 2023 (the “Largest Customers”) and (b) the twenty (20) largest suppliers of Transferor and its Subsidiaries measured by the aggregate amount of payments to suppliers with respect to the Transferred Business in respect of each of the years ended December 31, 2022 and 2023 (clauses (a) and (b), the “Largest Customers and Suppliers”). Since January 1, 2022, none of the Largest Customers and Suppliers has canceled, terminated, materially and adversely modified or materially decreased its commercial relationship with Transferor or its Subsidiaries with respect to the Transferred Business or has proposed in writing or provided written notice of its intent or consideration, or to the Knowledge of Transferor, threatened, to do the same. None of the Largest Customers and Suppliers has delivered a written notice in which it has communicated that it will not renew such customer’s or supplier’s Transferred Business relationship with Transferor at the end of the term of the applicable Material Contract in effect with such party or that it intends to materially reduce its relationship, or adversely modify its relationship, with the Transferred Business. Since January 1, 2022, neither Transferor nor any of its Subsidiaries has received any complaint concerning the products and services of the Transferred Business from a purchaser thereof, nor has Transferor nor any of its Subsidiaries had any such products returned by a purchaser thereof, other than complaints and returns that, individually or in the aggregate, would not reasonably be expected to be material.

Section 3.22 Inventory. Except as set forth in Section 3.22 of the Transferor Disclosure Schedules, since the Balance Sheet Date, there have not been any write-downs of the value of, or establishment of any reserves against, any Inventory of the Transferred Business. Inventory is properly stated on the books and records of the Transferred Business at the lesser of cost and fair market value, with adequate obsolescence reserves, all as determined in accordance with GAAP.

Section 3.23 Product Warranties and Liabilities.

(a) Except as set forth in Section 3.23(a) of the Transferor Disclosure Schedules, each product manufactured, shipped or sold by the Transferred Business has been in conformity with all applicable contractual commitments, Laws (including safety and health standards and specifications currently in effect) and all express and implied warranties, in each case in all material respects, and the Transferred Business does not have any Liability for replacement or repair thereof or other damages in connection therewith, except for nonconformities and Liabilities that are not, individually or in the aggregate, material and that would not reasonably be expected to have an adverse effect on the Transferred Business’ relationship with any customer or distributor.

(b) There has been no recall of any product manufactured, shipped or sold by the Transferred Business, nor, to the Knowledge of Transferor, has any such recall been threatened. In the last three (3) years, neither Transferor nor any of its Subsidiaries has received any written notice of any warranty claim or any claim that a product of the Transferred Business now or previously offered for sale or sold or distributed is injurious to the health and safety of any Person, or is not in material conformity with its specifications or applicable express and implied warranties.

Section 3.24 Information Technology Assets.

(a) Transferor has implemented an information security and cybersecurity program that contains commercially reasonable and appropriate administrative, organizational, technical, and physical safeguards and is designed to secure and protect the confidentiality, integrity and availability of the Information Technology Assets and any data stored or processed therein consistent with best industry practices, including by (i) implementing procedures to prevent unauthorized access and the introduction of any virus, worm, Trojan horse, malware, or similar disabling code or program, (ii) ensuring the safety and reliability of connected Operational Technology Assets (including by ensuring adequate separation between such Operational Technology Assets and the Information Technology Assets to reduce the potential for any malware transversing the divide thereof), and (iii) the taking and storing on site and off site of backup copies of critical data. Transferor has used commercially reasonable efforts to implement security patches, updates, and safeguards that are generally available for the Information Technology Assets.

(b) In the preceding three (3) years, neither Transferor nor its Subsidiaries have experienced any Security Incident with respect to the Transferred Business. The Information Technology Assets, together with the Operational Technology Assets, are sufficient for the current operation of the Transferred Business and the operation of the Transferred Business immediately following the Closing.

Section 3.25 Data Privacy and Security.

(a) Transferor and its Subsidiaries comply in all material respects with all applicable Laws that govern the collection, use, processing, disclosure and protection of personally identifiable information (“PII”) (“Data Protection Laws”). The Transferred Business has in place, and operates in accordance with, reasonable procedures to comply with any Data Protection Laws applicable to the Transferred Business. As it relates to the Transferred Business, all arrangements made for the outsourcing to any third party of the processing of PII, or the international transfer of any PII, comply in all material respects with applicable Data Protection Laws.

(b) In the preceding three (3) years, Transferor and its Subsidiaries, with respect to the Transferred Business, have publicly posted a privacy policy that conforms with Data Protection Laws and fairly and accurately describes, in all material respects, the actual practices of the Transferred Business with respect to the collection, retention, use and disclosure of PII. Transferor has delivered or made available to Buyer true, complete, and correct copies of all such privacy policies in effect during the preceding three (3) years.

(c) During the preceding three (3) years, neither the Transferred Business nor Transferor or any of its Subsidiaries with respect to the Transferred Business has suffered any personal data breach that would require, under Data Protection Laws, Transferor or any of its Subsidiaries with respect to the Transferred Business to notify individuals whose information was compromised in that breach or any regulatory agency.

(d) During the preceding three (3) years, neither the Transferred Business nor Transferor or any of its Subsidiaries with respect to the Transferred Business has received any written notices or any other communications from any Governmental Authority: (i) alleging material non-compliance with any Data Protection Laws; or (ii) notifying Transferor or any of its Subsidiaries with respect to the Transferred Business of any material regulatory investigation by a Governmental Authority regarding Transferor or any of its Subsidiaries’ use with respect to the Transferred Business, of PII or non-compliance with Data Protection Laws, and to the Knowledge of Transferor, there are no circumstances as of the date hereof likely to give rise to any such notices or communications.

(e) Transferor and its Subsidiaries take all commercially reasonable steps to protect the confidentiality, integrity and security of PII processed by the Transferred Business against any unauthorized or improper use, access, transmittal, interruption, modification or corruption.

Section 3.26 Augusta Mill Bond Documents.

(a) The copies of the Augusta Mill Bond Documents furnished to the Buyer are true, correct and complete in all material respects. The Augusta Mill Bond Documents are in full force and effect in accordance with their respective terms and have not been modified or amended by Transferor in any manner whatsoever except as set forth on Section 3.26(a) of the Transferor Disclosure Schedules. All fees, charges, rents and other amounts due as of the date hereof have been paid pursuant to the provisions of the Augusta Mill Bond Documents. The Transferor has not received written notice of any default under any Augusta Mill Bond Documents which remains uncured as of the date hereof.

(b) The only bonds issued under the Augusta Mill Bond Documents are the bonds listed on Schedule 1.1(a)(ii). The advances made under the bonds are only the advances made pursuant to Augusta Mill Bond R-1 which were issued in an aggregate amount not to exceed $350,000,000.

(c) All obligations, covenants and conditions under the Augusta Mill Bond Lease and the other Augusta Mill Bond Documents to be performed by the Transferor or otherwise satisfied through the Closing Date have been performed and satisfied in all material respects, and the Company has achieved, as of such Calculation Date, an Average Goal Percentage (as defined in the Augusta Mill Bond Documents) in excess of 80% by each Calculation Date during the term of the Augusta Mill Bond Documents. The Transferor has not paid a Local Recoupment Amount.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer Disclosure Schedules (regardless of whether or not the relevant Section hereof refers to the Buyer Disclosure Schedules), it being understood and agreed that each disclosure set forth in the Buyer Disclosure Schedules shall qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made, Buyer hereby represents and warrants to Transferor as follows:

Section 4.1 Due Organization and Good Standing; Corporate Power and Subsidiaries.

(a) Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(b) Buyer and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted. Each of Buyer and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the property owned, leased or operated or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 4.2 Authorization and Validity of Agreement. Buyer has all necessary corporate power and corporate authority to execute and deliver this Agreement and each Transaction Agreement to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Transaction Agreements by Buyer and the consummation by Buyer of the Transactions, have been duly and validly authorized by all necessary corporate action of Buyer and no other corporate or other action on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement and the Transaction Agreements or the consummation of the Transaction. This Agreement has been, and as of the Closing the Transaction Agreements to which Buyer is a party will be, duly and validly executed and delivered by Buyer and, assuming due and valid authorization, execution and delivery hereof and thereof by Transferor or the other parties hereto or thereto, this Agreement is, and as of the Closing each of the Transaction Agreements to which Buyer is a party will be, a valid and binding obligation of Buyer and enforceable against Buyer in accordance with their terms, except to the extent that its enforceability may be subject to the Enforceability Exceptions.

Section 4.3 No Violation. Assuming (a) the filings required under the HSR Act and any other applicable Competition Laws are made and the waiting periods thereunder (if applicable) have been terminated or expired and any applicable approvals thereunder received, and (b) the approvals set forth in Section 4.3 of the Buyer Disclosure Schedules have been obtained, the execution and delivery of this Agreement and the Transaction Agreements to which Buyer is a party, and the performance of Buyer’s obligations hereunder and thereunder, and the consummation by Buyer of the Transactions, do not and will not: (i) conflict with or result in a breach of any provision of Buyer’s certificate of incorporation or bylaws; (ii) violate or conflict in any material respect with any Law or Order of any Governmental Authority applicable to Buyer; or (iii) require any action by or in respect of, or any filing with any Governmental Authority, other than any actions or filings, the absence of which would not reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the ability of Buyer to consummate the Transactions.

Section 4.4 Actions; Litigation.

(a) No Action against Buyer, its business or any of its properties is pending or, to the Knowledge of Buyer, threatened, except with respect to such Actions the outcome of which would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the consummation of the Transactions.

(b) There is no Order against Buyer, its business or its Assets that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the consummation of the Transactions.

Section 4.5 Board Approval; No Vote Required.

(a) Board Approval. The Buyer Board of Directors has (i) determined that this Agreement, the Transaction Agreements and the Transactions, taken together, are advisable, fair and in the best interest of Buyer and its stockholders and (ii) approved this Agreement, the Transaction Agreements and the Transactions.

(b) No Vote Required. No approvals or consents of the holders of any class or series of capital stock of Buyer are necessary to adopt this Agreement and the Transaction Agreements and to approve the Transactions. No other corporate proceedings are necessary to adopt or approve this Agreement, the Transaction Agreements or to consummate the Transactions

Section 4.6 Brokers or Finders. Except as set forth in Section 4.6 of the Buyer Disclosure Schedules, neither Buyer nor its Affiliates has employed any investment banker, broker, finder or intermediary in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Transactions and any such fee or commission and any costs or expenses incurred in connection therewith shall be borne solely by Buyer.

Section 4.7 Financing Matters.

(a) Buyer is a party to and has accepted a fully executed commitment letter dated February 20, 2024 (together with all exhibits, schedules, annexes and other attachments thereto, collectively, as amended, supplemented, replaced, waived or otherwise modified in a manner not prohibited by Section 5.18(b), the “Debt Commitment Letter”) from the Financing Parties, pursuant to which the Financing Parties have agreed, subject to the terms and conditions thereof, to provide Debt Financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b) Buyer has delivered to Transferor a true, complete and correct copy of the executed Debt Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redactions of fee and other economic provisions (including customary “flex” terms) in a manner customary for transactions of this type and that could not in any event adversely affect the conditionality, enforceability, availability, termination or aggregate gross amount of the Debt Financing.

(c) Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Financing Parties to provide the Debt Financing or any contingencies that would permit the Financing Parties to reduce the total gross amount of the Debt Financing, including any condition or other contingency relating to the amount of availability of the Debt Financing pursuant to any “flex” provision. As of the date hereof, assuming satisfaction of the conditions to Closing set forth in Section 7.1 and Section 7.3, Buyer does not have any reason to believe that it will be unable to satisfy on a timely basis all material terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Buyer have Knowledge that any of the Financing Parties will not perform its obligations thereunder. As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter that could adversely affect the availability, conditionality, enforceability, termination or aggregate gross amount of the Debt Financing.

(d) Assuming satisfaction of the conditions to Closing set forth in Section 7.1 and Section 7.3, the Debt Financing, when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), shall provide Buyer with cash proceeds on the Closing Date sufficient for the satisfaction of all of Buyer’s obligations under this Agreement, including payment of the Closing Payment and Final Purchase Price, and any fees and expenses of or payable by Buyer, as and when contemplated by this Agreement, and to pay or otherwise perform all obligations of Buyer under this Agreement (such amounts, collectively, the “Financing Amounts”).

(e) As of the date hereof, the Debt Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Buyer and, to the Knowledge of Buyer, all other parties thereto, and, subject to the Enforceability Exceptions, is in full force and effect. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default, breach or a failure to satisfy a condition precedent on the part of Buyer under the terms and conditions of the Debt Commitment Letter. The Debt Commitment Letter has not been amended or modified prior to the date hereof, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect, in each case except as permitted pursuant to Section 5.18(b).

(f) All commitments and other fees required to be paid under the Debt Commitment Letter and any fee letters related thereto prior to the date hereof have been paid in full, and Buyer (assuming compliance by Transferor with the covenants and obligations under the Transaction Agreements and the accuracy of the representations and warranties by Transferor in this Agreement) is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate or that would reasonably be expected to cause the Debt Commitment Letter to be ineffective.

(g) Buyer affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that the Buyer obtain financing for, or related to, any of the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Transferred Business Pending the Closing. Following the date of this Agreement and until the earlier of the Closing or the valid termination of this Agreement in accordance with Article X, except as (i) specifically required under this Agreement, (ii) as set forth in Section 5.1 of the Transferor Disclosure Schedules, or (iii) to the extent that Buyer shall otherwise previously consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Transferor agrees that:

(a) Ordinary Course. Transferor shall, and shall cause its Affiliates to, (i) conduct the Transferred Business in, and shall not take any action with respect to the Transferred Business except in, the ordinary course of business consistent with past practice and in compliance with all applicable Laws, (ii) with respect to the Transferred Business, use reasonable best efforts to preserve intact its current business organization, maintain its Assets (including through the payment of planned capital expenditures), material rights and Licenses, keep available the services of its current officers and Business Employees and preserve its relationships with its employees, customers, suppliers and others having business dealings with the Transferred Business in such a manner that its goodwill and ongoing business and operations are not impaired in any material respect as of the Closing. Transferor shall, and shall cause its Subsidiaries to, operate their respective businesses (other than the Transferred Business) in the ordinary course of business in their dealings with, and otherwise in respect of, the Transferred Business (including its customers and continuing in the ordinary course the ongoing capital expenditures that are the subject of Section 3.6(c) of the Transferor Disclosure Schedules), and (iii) implementing the Water 5R Project in accordance with Schedule 5.1(a).

(b) Dispositions. Transferor shall not, and shall cause its Subsidiaries not to, with respect to the Transferred Business or Transferred Assets, enter into a single transaction or a series of related transactions, sell, lease, pledge, encumber (other than those to be released on or prior to the Closing), transfer, license or otherwise dispose of, or agree to sell, lease, pledge, encumber (other than those to be released on or prior to the Closing), transfer, license or otherwise dispose of, any of the Transferred Assets (other than Contracts, which are governed by Section 5.1(e)) (excluding the disposition of Inventory in the ordinary course of business consistent with past practices); provided, however, that, subject to the provisions of Section 5.5, nothing in this Section 5.1 shall restrict Transferor or any of its Representatives from directly or indirectly, soliciting, initiating, seeking or encouraging in any (i) sale or transfer, directly or indirectly, or all or substantially all of the consolidated assets of Transferor and its Subsidiaries (other than the Transactions) or (ii) merger, consolidation, reorganization or similar transaction involving Transferor as a result of which the holders of shares of capital stock of Transferor immediately prior to the merger, consolidation, reorganization or similar transaction no longer represent at least a majority of the voting power of the surviving corporation or other entity (such transaction, a “Permitted Transaction”).

(c) Indebtedness. Transferor shall not, and shall cause its Subsidiaries not to, with respect to the Transferred Business, Transferred Assets or Assumed Liabilities:

(i) enter into (or amend) any real property lease or any agreement for the purchase of real property, or any other agreement with respect to any Owned Real Property which impairs the value or use of the Owned Real Property;

(ii) make any loans, advances, capital contributions to or investments in any other Person;

(iii) commit to any capital expenditures, except (x) pursuant to ordinary course maintenance or repair activities, (y) that are the subject of the capital expenditures contemplated by Section 5.1(c)(iii) of the Transferor Disclosure Schedules, or (z) in connection with implementing the Water 5R Project in accordance with Schedule 5.1(a); or

(iv) authorize or incur Liabilities secured by an Encumbrance on the Transferred Assets other than (x) Permitted Encumbrances or (y) Encumbrances released at or prior to the Closing;

which, in the case of clauses (i) through (v), would obligate Buyer or its Subsidiaries to pay any amounts, or assume any Liabilities.

(d) Employee Arrangements. Except as set forth on Section 5.1(d) of the Transferor Disclosure Schedules, pursuant to the terms of any collective bargaining agreements in effect as of the date hereof and disclosed on Section 3.11(a) of the Transferor Disclosure Schedules, as contemplated by this Agreement or as otherwise required by applicable Law, Transferor shall not, and shall cause its Affiliates not to, with respect to the Transferred Business, Transferred Assets or Assumed Liabilities:

(i) grant any increases in the compensation (including bonus and incentive compensation) or fringe benefits of any Business Employee, except in the ordinary course of business consistent with past practice;

(ii) pay or agree to pay to any Business Employee any pension, retirement allowance, severance benefit or other material employee benefit not required by any of the existing Transferor Benefit Plans as in effect on the date hereof;

(iii) enter into or establish any new, or terminate or materially amend or modify any CBAs, voluntary recognition agreement, card check agreement, neutrality agreement, union security agreement, project labor agreements, no-strike agreements, or relationship with any labor union, labor organization, works council or trade association or similar body, or any employment, severance or termination Contract with any Business Employee or his or her representative, whether written, oral, formal, or informal;

(iv) (A) become obligated under any new pension plan, welfare plan, employee benefit plan (including any equity incentive plan), severance plan, benefit arrangement or similar plan or arrangement sponsored or maintained by the Transferred Business that was not in existence on the date hereof or (B) amend any such plan or arrangement in existence on the date hereof;

(v) make any offer for the employment or engagement of any Business Employee or other individual on a full-time, part-time, or consulting basis providing for annual base salary and target incentive compensation in excess of $200,000;

(vi) transfer any Business Employee from the Transferred Business to the Transferor Business or change the employment duties of any individual who is a Business Employee as of the date hereof such that they are no longer a Business Employee;

(vii) implement any distribution center, facility, warehouse or business unit closing or mass layoff that could implicate WARN; or

(viii) make any loan to (x) any director, officer or member of senior management of the Transferred Business or (y) except in the ordinary course of business and in compliance with applicable Law, to any other Business Employee.

(e) Contracts. Except as set forth on Section 5.1(e) of the Transferor Disclosure Schedule, Transferor shall not, and cause its Affiliates not to, with respect to the Transferred Business or Assigned Contracts, except in the ordinary course of business, modify, amend, terminate or enter into any Material Contract that is an Assigned Contract with a third party, or waive, release or assign any material rights or claims of the Transferred Business or Assigned Contracts thereunder.

(f) Settlement of Litigation. Transferor shall not, and shall not permit any of its Affiliates to, institute or settle any Action relating to or affecting the Transferred Business, Transferred Assets or Assumed Liabilities, or waive or surrender any rights related to any pending or threatened Action to the extent relating to or affecting the Transferred Business, Transferred Assets or Assumed Liabilities, other than Excluded Liabilities and other than any settlements, individually or together with any other settlements, not exceeding $500,000 in the aggregate and to the extent and so long as (i) any and all Liabilities under such settlements are satisfied in full prior to the Closing, (ii) neither Buyer nor any of its Subsidiaries have any Liability relating to such settlement, and (iii) such settlements in no way restrict or encumber the ownership or operation of the Transferred Assets or Transferred Business (other than those that are de minimus).

(g) Restrictive Agreements. Transferor shall not, and shall not permit any of its Subsidiaries to, with respect to the Transferred Business, enter into any Contract or arrangement that could reasonably be expected to, following the Closing, limit or restrict Buyer or its Subsidiaries from engaging in any line of business, in any location or with any Person.

(h) Intellectual Property. Transferor shall not, and shall not permit any of its Subsidiaries to, with respect to the Transferred Business or Transferred Assets, sell, transfer, license, provide a covenant not to sue with respect to, abandon, let lapse, encumber or otherwise dispose of any Transferred Intellectual Property, except, in each case, in the ordinary course of business consistent with past practices.

(i) Transferred Real Property. Transferor shall not create any new Encumbrance (other than Permitted Encumbrances or in connection with any refinancing, and/or any amendment or maturity date extension, of any existing Indebtedness so long as such Encumbrances are released in full at the Closing) affecting any parcel of Transferred Real Property that is not being contested in good faith or will not be removed prior to Closing. Transferor shall not demolish or remove any existing material improvements or erect new material improvements on any parcel of Transferred Real Property or any portion thereof, except in the ordinary course.

(j) Accounting; Tax. Transferor shall not, and shall cause its Subsidiaries not to, to the extent exclusively related to the Transferred Business, the Transferred Assets or the Assumed Liabilities, (i) except as required by Law or GAAP, make any material change in any method of accounting or accounting practice for the Transferred Business, the Transferred Assets or the Assumed Liabilities that would reasonably be expected to result in a material increase in the Liabilities of Buyer or a material decrease in the Assets (including any Tax attributes) of Buyer or its Affiliates after the Closing, (ii) make or change any material tax election, (iii) compromise or settle any Liability for Taxes, (iv) amend any material Tax Return or file any material claim for refund, (v) request or enter into any ruling or agreement with a Taxing Authority or request or enter into any material ruling or Contract, including a closing agreement, with respect to Taxes for the Transferred Business, the Transferred Assets or the Assumed Liabilities that would reasonably be expected to result in an increase in the Tax Liabilities of Buyer or a material decrease in the tax Assets (including any tax attributes) of Buyer or its Affiliates after the Closing, or (vi) extend or request an extension of the limitations period on the assessment or collection of Taxes.

(k) Foregoing Actions. Transferor shall not agree or commit, and shall not permit its Subsidiaries to agree or commit, to do any of the actions described in (b) through (j) above.

Section 5.2 Cooperation and Efforts. The parties hereto shall use their reasonable best efforts to, together or pursuant to the allocation of responsibility set forth below or otherwise to be agreed upon between them take, or cause to be taken, the following actions:

(a) Further Assistance. The parties hereto shall use their reasonable best efforts to provide such further assistance as any of the other parties hereto may reasonably request and as may be reasonably necessary or appropriate in connection with the foregoing and in effectuating the provisions of this Agreement or as may reasonably be required to enable Transferor to meet its obligations to the Transferred Employees under the Transferor Benefits Plans.

(b) Cooperation of Third Parties. Where the cooperation of any third parties, such as insurers or trustees, would be necessary in order for any party hereto to completely fulfill its obligations under this Agreement or any Transaction Agreement, such party will use its reasonable best efforts to seek the cooperation of such third parties.

(c) Efforts. Subject to Section 5.3 (which provisions shall control), prior to the Closing, each of Transferor and Buyer shall use its reasonable best efforts to obtain any third-party consent or approval of a Governmental Authority required in connection with the Transactions.

Section 5.3 Competition Approvals.

(a) Subject to the terms and conditions of this Agreement, including the other provisions of this Section 5.3, each of the parties hereto shall cooperate with one another and use its best efforts to take, or cause to be taken (including causing their respective Affiliates to take), all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable federal, state or foreign antitrust or fair trade Laws (“Competition Laws”) to consummate and make effective as promptly as practicable the Transactions, including providing information and using their best efforts to obtain all necessary exemptions, rulings, consents, authorizations, approvals and waivers to effect all necessary registrations and filings, and to use its best efforts to take all other actions necessary to consummate the Transactions contemplated hereby in a manner consistent with applicable Law.

(b) Without limiting the generality of the foregoing, Transferor and Buyer agree, and shall cause each of their respective Affiliates, to cooperate and to use their respective best efforts to obtain any government clearances required to consummate the Transactions under Competition Laws, including (i) making all necessary filings for government clearances as soon as practicable as agreed by the parties, and in no event later than ten (10) Business Days after the date of this Agreement for filing the Premerger Notification and Report Form pursuant to the HSR Act, (ii) requesting early termination of the waiting period under the HSR Act, (iii) responding as promptly as practicable to any requests for additional information and documents made by the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Authority in connection with any Competition Law applicable to the Transactions, and (iv) using their respective best efforts to take, or cause to be taken, all other actions consistent with this Section 5.3 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and other Competition Laws as soon as practicable and in any event by or before the Termination Date, including to contest, resist and litigate any Action, and to have vacated, lifted, reversed or overturned any Order, that restricts, prevents or prohibits consummation of the Transactions. Buyer shall not, without the prior written consent of Transferor, which consent shall not be unreasonably withheld, conditioned or delayed, (A) “pull-and-refile,” pursuant to 16 C.F.R. § 803.12, any filing made under the HSR Act, (B) agree to extend or restart the waiting, review or investigation period under any Competition Law or (C) offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Authority to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the Transaction.

(c) The parties hereto will consult and cooperate with one another (including by permitting the other parties to review in advance any communication to be given by it to, and consult with each other in advance of any meeting or material telephone call with, any Governmental Authority, subject to applicable Laws relating to the exchange of information and to the extent practicable), and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Competition Laws, and will provide one another with copies of all material communications from and filings with, any Governmental Authorities relating to Competition Laws with the Transactions contemplated hereby. The parties may, as they deem advisable and necessary, designate any competitively or commercially sensitive materials provided to the other under this Section 5.3 or otherwise as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all meetings and substantive telephone calls with a Governmental Authority regarding the Transaction shall include representatives of all parties. Any filing fees required to be paid by the parties hereto under any filing with any Governmental Authority shall be borne one-half by Transferor and one-half by Buyer.

(d) Notwithstanding anything to the contrary in this Agreement, neither Transferor nor Buyer or any of their respective Affiliates will be required to offer or agree to sell, divest, lease, license, transfer, hold separate, dispose of or otherwise encumber before or after the Closing any assets, Licenses, operations, rights, product lines, business or interests therein of Transferor or Buyer or any of their respective Affiliates or agree to make any changes or restriction on, or other impairment of Transferor’s, Buyer’s or either of their respective Affiliates’ ability to own, operate or exercise rights in respect of such assets, Licenses, operations, rights, product lines, business or interests therein.

(e) Neither Buyer nor Transferor shall, and each shall cause its respective Affiliates not to, enter into or amend any Contract or take any other action, if such Contract, amendment of a Contract or action would reasonably be expected to (i) impose any material delay in obtaining, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or any other Transaction Document or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting or conditioning the consummation of the transactions contemplated by this Agreement, or (iii) otherwise materially delay the consummation of the transactions contemplated by this Agreement.

Section 5.4 Access.

(a) Subject to Section 6.4 hereof upon reasonable notice, Transferor shall, throughout the period prior to the earlier of the Closing or the valid termination of this Agreement, afford to Buyer and its Representatives, reasonable access to Transferor’s Representatives and, during normal business hours, in a manner that does not unreasonably interfere with business and operations, to its and its Subsidiaries’ officers, properties, Contracts, commitments, books, records (including environmental records) and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities Laws, and shall use its reasonable best efforts to cause its Representatives to furnish promptly to Buyer such additional financial and operating data and other information, including environmental records and information, as to the Transferred Business, Transferred Assets and Assumed Liabilities as Buyer or its duly authorized Representatives, may reasonably request, and instruct its employees, legal counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with the other in Buyer’s investigation; provided, however, that the foregoing shall not permit Buyer to conduct any invasive or destructive environmental sampling, testing or analysis (including any of the nature commonly referred to as a Phase II environmental assessment) on the Mill Facilities.

(b) For the purposes of this Section 5.4, all communications, including requests for information or access, pursuant to this Section 5.4, shall only be made by and among Representatives of each of Transferor and Buyer, each of whom shall initially be designated in writing by each of Transferor and Buyer, respectively, and may be replaced with a substitute representative by Transferor or Buyer from time to time upon reasonable written notice to the other parties hereto.

(c) Notwithstanding the foregoing, Transferor shall not be required to provide any information to the extent that such information or to the extent that such access would jeopardize the attorney-client privilege or contravene any applicable Law or confidentiality obligation; provided that the parties hereto shall have notified the other party of any information subject to such restriction and used reasonable best efforts to make such disclosure or in a form or manner that would not jeopardize such privilege or violate such Law or confidentiality obligation (including by redacting or otherwise not disclosing any portion thereof the disclosure of which would jeopardize such privilege or entering into a joint defense agreement). Each of Transferor and Buyer will hold, and will cause their respective Subsidiaries to hold, and will direct its and their Representatives to hold, any and all information received from any of the parties hereto, directly or indirectly, in confidence in accordance with the Confidentiality Agreement and Section 6.4.

(d) Except as provided in Section 5.17, Transferor shall not be required to provide a copy of (or access to) any information with respect to any business conducted by Transferor, other than the Transferred Business.

(e) With respect to any Contracts posted to the Dataroom on or after February 17, 2024, Buyer shall have ten (10) days from the date hereof to review such Contracts and inform Transferor in writing whether any such Contracts shall be Retained Contracts.

Section 5.5 Exclusivity. From the date hereof through the Closing or earlier termination of this Agreement in accordance with Article IX, Transferor shall not, shall cause each of its Subsidiaries and its and their Representatives not to, directly or indirectly, enter into, engage in, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or group, or any conversion, merger, consolidation, liquidation, dissolution or similar transaction involving the Transferred Business (any such offer or proposal related thereto, an “Acquisition Proposal”) other than (i) with Buyer and its Affiliates or (ii) pursuant to or in connection with a Permitted Transaction subject to Section 5.3(e) and so long as the counterparty in the Permitted Transaction has entered into a customary confidentiality agreement in connection therewith. From the date hereof through the Closing or earlier valid termination of this Agreement in accordance with Article IX, Transferor agrees that it shall promptly notify Buyer regarding any offer, proposal or other contact (with Transferor, any of its Affiliates or any of its Representatives) by any individual or entity relating to, or which could reasonably be expected to lead to, an Acquisition Proposal other than a Permitted Transaction, including in any such notice a description of any such contact and the material terms of any offer or proposal.

Section 5.6 Real Property Matters.

(a) Transferor has provided Buyer with copies of any existing title insurance commitments or policies and surveys for each parcel of Owned Real Property in its possession or control. Buyer has, through a national title company, obtained a preliminary title report and any applicable supporting documents, along with a commitment for an owner’s policy of title insurance with respect to each parcel of Owned Real Property (“Title Commitments”). Following the date of this Agreement, Buyer may obtain a new or updated survey for any parcel of Owned Real Property for any reason (“Surveys”) at its sole cost and expense. Upon receipt of any Title Commitments or Surveys, Buyer shall promptly furnish Transferor with a copy of the same. After Buyer’s review of the Title Commitments and Surveys (collectively, “Title Evidence”), Buyer shall have the right to deliver to Transferor written notice of any objections Buyer may have to new matters shown on the Title Evidence that are materially adverse to the Transferred Business and are not Permitted Encumbrances, and the parties shall thereafter reasonably cooperate to satisfy any such objections, it being understood that if such objections are not satisfied prior to the Closing Date, the Closing shall nonetheless take place on the terms set forth herein and the parties thereafter shall continue to reasonably cooperate to satisfy any such objections.

(b) Notwithstanding anything herein to the contrary, but only to the extent Buyer provides Transferor with written notice of its objection to the same, at or prior to the Closing, Transferor shall be required to cure and remove the following items encumbering any parcel of Owned Real Property created by, through, under or at the direction of Transferor: (i) any mortgages, deeds of trust or other Indebtedness, (ii) any mechanics’ or materialmen’s liens, (iii) any Tax liens, (iv) any financing statements, and (v) any monetary fine attached to any notice of violation posted by a Governmental Authority.

Section 5.7 Public Announcements. Transferor and Buyer shall consult with each other prior to making any press release or public announcement relating to the Transactions and shall not issue any such press release or make any such public announcement prior to such consultation and without the consent of the other parties hereto, which consent shall not be unreasonably withheld, delayed or conditioned, except as (i) may be required by applicable Law, Order or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with, and accept reasonable comment from, the other party a reasonable time before issuing any such press release or making any such public announcement or (ii) is substantially similar in content to previous written press releases, public disclosures or public statements made jointly by the parties hereto or in investor conference calls, SEC filings, Q&As or other documents approved by the parties hereto.

Section 5.8 Defense of Litigation. Each of Transferor and Buyer shall use its reasonable best efforts to defend against all Actions in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the Transactions or seek damages with respect to the Transactions. Neither of Transferor or Buyer shall settle any such Action or fail to perfect on a timely basis any right to appeal any judgment rendered or Order entered against such party therein without having previously consulted with the other parties hereto; provided that no party hereto shall settle any such Action without the prior written consent of the other parties if (a) settlement of such Action involves agreement to injunctive or equitable relief or (b) a settlement of such Action would impose Liability on the Transferred Business, Buyer or any of its Subsidiaries. Each Transferor and Buyer shall use its reasonable best efforts to cause each of its Affiliates, directors and officers to use its reasonable best efforts to defend any such Action in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 5.8 to the same extent as if such Person was a party hereto.

Section 5.9 Control of Other Party’s Transferred Business. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct Transferor’s operations prior to the Closing. Prior to the Closing, each of Transferor and Buyer shall exercise and be responsible for, consistent with the terms and conditions of this Agreement and applicable Law (including the HSR Act and other Competition Laws), complete control and supervision over their respective operations, including, in the case of Transferor, complete control and supervision of all programs, employees, finances and policies of the Transferred Business.

Section 5.10 Post-Closing Access; Preservation of Records. From and after the Closing (a) upon reasonable written notice, Transferor and Buyer will make or cause to be made available to the other, as applicable, and their respective Representatives during regular business hours all information and assistance as is necessary for any reasonable business purpose relating to the Transferred Business, including financial reporting and accounting matters and in connection with any disclosure obligation or the defense of any Action and (b) upon reasonable written notice, Transferor shall (provided Buyer reimburses Transferor for any reasonable out-of-pocket costs) use reasonable best efforts to provide, and shall cause its Subsidiaries and their respective Representatives to provide, all required financial statement information for any period prior to the Closing Date, in a form reasonably requested by Buyer, in connection with any financial reporting requirements which Buyer or any of its Affiliates is, or may subsequently become subject to, including comparative interim financial statements for each of the completed quarters prior to the Closing Date and the partial quarter ending on the Closing Date reviewed by Transferor’s independent accountant and required financial information supporting any filing with or furnishing information to the U.S. Securities and Exchange Commission, including selected historical financial data, MD&A, guarantor and non-guarantor footnote presentation and segment reporting. Each of Transferor and Buyer shall, and shall cause each of their respective Subsidiaries, successors and assigns to, retain, maintain and preserve all such books, records and other documents (including personnel files) that relate to the Transferred Business for periods prior to the Closing Date for the greater of (i) five (5) years after the Closing Date, and (ii) any applicable statutory or regulatory retention period, as the same may be extended and, in each case, shall offer to transfer such records to the other party at the end of any such period by providing the other party with not less than twenty (20) days’ written notice of its intention to destroy or dispose of such records so that such other party may exercise its rights to obtain such records within such twenty (20)-day period.

Section 5.11 Financial Statements.

(a) As promptly as practicable after the date hereof and in any event no later than five (5) Business Days prior to the Closing Date, Transferor shall deliver to Buyer (i) the audited carve-out balance sheet of the Transferred Business as of December 31, 2022 and December 31, 2023, and the related audited carve-out statements of operations, comprehensive income (if required), divisional equity, and cash flows of the Transferred Business for each of the twelve-month periods then ended, together with all notes related thereto, and (ii) if the Closing occurs after March 15, 2025, the audited carve-out balance sheet of the Transferred Business as of December 31, 2024, and the related audited related audited carve-out statements of operations, comprehensive income (if required), divisional equity, and cash flows for the Transferred Business for the year ended December 31, 2024, together with all notes related thereto (as applicable and together, the “Audited Closing Financial Statements”), together with the audit report from Transferor’s independent registered public accounting firm, and in each case shall comply as to form in all material respects with the applicable accounting requirements and published rules and regulations of the U.S. Securities and Exchange Commission with respect to Item 9.01(a)(2) of Form 8-K.

(b) To the extent required by Buyer under the Exchange Act or in order for Buyer to prepare the pro forma financial statements described in Section 5.18(d)(ii), with respect to each quarterly financial reporting period ending prior to the Closing Date, commencing with the calendar quarter ending December 31, 2023 (other than the fourth (4th) quarter of any fiscal year) that ends at least forty (40) days prior to the Closing Date, Transferor will prepare as promptly as practicable after such quarter end, but no later than fifteen (15) Business Days following the Closing (or, in respect of information requested by Buyer to prepare the pro forma financial statements described in Section 5.18(d)(ii), no later than five (5) Business Days prior to the Closing Date), unaudited financial statements on a basis consistent with the Audited Closing Financial Statements, as of and for the applicable quarterly period ended, together with the comparable quarter end unaudited financial statements for the preceding year, on a basis consistent with the Audited Closing Financial Statements, as of and for such applicable preceding year quarterly periods ended (as applicable, the “Interim Financial Statements”, and together with the Audited Closing Financial Statements, the “Closing Financial Statements”). Transferor agrees to engage Transferor’s independent registered public accounting firm to perform a review of the Interim Financial Statements under AU 722.

Section 5.12 Employment Terms for Business Employees.

(a) Except as otherwise provided herein, Buyer shall employ a substantial compliment of bargaining unit Business Employees and make a conditional offer of employment to each other Business Employee, effective at the Closing or, with respect to any Inactive Business Employee or Wood Procurement Employees, at the applicable Deferred Employment Date; provided, however, that (i) Buyer’s obligations to employ any Business Employee or Wood Procurement Employee shall be subject to the applicable individual successfully completing Buyer’s standard employment screening and I-9 verification and (ii) Transferor shall ensure that wages and benefits are maintained as appropriate for any Inactive Business Employee from Closing until such Deferred Employment Date. Where required by applicable Law, Buyer shall document its offer of employment to any Business Employee or Wood Procurement Employee in writing at such times and in such manner as is required by applicable Law. Subject to his or her continued employment with Buyer, each Transferred Employee shall receive through the end of the year in which Closing occurs at least the same rate of base pay or wage rate as was provided to such Transferred Employee by Transferor immediately prior to the Closing. Buyer shall also provide (i) salaried Transferred Employees who are not covered by a collective bargaining agreement with employee benefit plans, programs and arrangements substantially similar to those Buyer makes available to its similarly situated employees; and (ii) hourly Transferred Employees who are covered by an applicable collective bargaining agreement with employee benefit plans, programs and arrangements that are comparable to those provided for in the applicable collective bargaining agreements in effect immediately prior to Closing. In all events, a Transferred Employee must be provided employee benefit plans, programs and arrangements that satisfy the requirements of applicable Law. Notwithstanding anything herein to the contrary, Buyer shall not be obligated to employ or offer employment to, any Business Employee who terminates employment with the Transferred Business for any reason prior to the Closing. Transferor shall deliver to Buyer an update to the Business Employee List at a reasonable time prior to the Closing Date. Notwithstanding the foregoing, except as may be required pursuant to any applicable collective bargaining agreement, nothing contemplated by this Agreement shall be construed as requiring Buyer to be obligated to continue the employment of any Transferred Employee for any period after the Closing Date; provided that Buyer shall provide such Transferred Employee with pay and benefits in accordance with any such termination of employment to the extent required pursuant to Section 5.12(d).

(b) Transferor’s Employee Plans. Transferred Employees shall cease to be eligible to participate and/or be active participants in Transferor’s Employee Plans as of the Closing Date, or, if after the Closing Date, at the Deferred Employment Date. Transferor shall retain all liabilities and assets in any such Employee Plans as of the Closing Date and shall distribute benefits to such Transferred Employees that shall become entitled to such benefits in accordance with the applicable plan document and each such employee’s election, as applicable, with the exception of the annual incentive compensation for the 2024 plan year, which Transferor will pay to Business Employees, on a pro-rata basis assuming target performance, as soon as practical following the Closing Date. Transferor shall also be responsible for all Losses arising out of or relating to workers’ compensation claims of any Business Employee if the event giving rise to the claim occurs prior to the Closing Date and shall have the sole responsibility and authority for administering such claims. Buyer shall have no obligations or liabilities under any of Transferor’s Employee Plans. Transferor shall otherwise treat such Business Employees as having had a “Divestiture Termination” (as such term is defined in the applicable plans) as of the Closing Date for purposes of applicable tax qualified defined contribution plans. In addition, Transferor shall cause the Transferred Employees who are eligible participants in the 2018 US Graphic Packaging International Pension Plan at the time of Closing and who have less than 5 years of service at that time to be credited with Years of Vesting Service based upon their Years of Credited Service, as provided in Sections 3.2 and 3.3 of the Plan as of the Closing Date.

(c) Buyer’s Benefit Plans; Service Credit; Waiver of Limitations and Credit for Deductibles. On or as soon as practicable after the Closing Date, Buyer shall permit (i) eligible salaried Transferred Employees who are not covered by a collective bargaining agreement to participate in 401(k) plans that it offers its similarly situated salaried employees; and (ii) eligible hourly Transferred Employees who are covered by an applicable collective bargaining agreement to participate in 401(k) and/or pension benefit plans that are reasonably comparable to those included in the applicable collective bargaining agreements.

At Closing, Buyer will permit all Transferred Employees to enroll in its health and welfare plans as provided in Section 5.12(a), and shall credit each Transferred Employee with service for his or her service with Transferor and its Subsidiaries prior to the Closing for all purposes under any employee benefit plan, program or arrangement made available to such Transferred Employee by Buyer following the Closing; provided that, no service credit need be provided to any such Transferred Employee (i) for benefit accrual purposes under any defined benefit plan or (ii) to the extent it would result in the Transferred Employee being entitled to receive benefits under any Buyer plan that are duplicative of any vested benefits that such Transferred Employee is entitled to receive under any Transferor Employee Plan. Buyer shall (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Transferred Employees and their dependents and beneficiaries under any welfare benefit plans made available to such Transferred Employees following the Closing and (B) Buyer shall (I) provide each Transferred Employee and his or her eligible dependents and beneficiaries with credit under Buyer’s medical benefit plans, programs and arrangements that it generally makes available to its own similarly situated employees (“Buyer’s Standard Medical Plans”) for any co-payments, other out-of-pocket expenses and deductibles with respect to claims that were reported under the medical benefits plan made available to such Transferred Employees from and after January 1 of the year in which the Closing Date occurs and through and including the date prior to the date the Transferred Employees become participants in the Buyer’s Standard Medical Plans (the “Medical Transition Date”), and use reasonable commercial efforts without undue administrative burden to provide such credit for any such expenses reported after the Medical Transition Date for purposes of satisfying any applicable deductible, co-insurance or out-of-pocket requirements (and any annual and lifetime maximums) under any such Buyer welfare benefit plan in which such Transferred Employee participates, and (II) such Transferred Employee’s applicable health coverage premium under Buyer’s Standard Medical Plans shall reflect that such Transferred Employee did not participate in such Buyer’s Standard Medical Plans during the period between the Closing Date and the Medical Transition Date.

(d) Severance Benefits. Without limiting the generality of the foregoing provisions of this Section 5.12, in the event that any Transferred Employee’s employment with Buyer is terminated on or prior to December 31 of the year in which the Closing occurs, other than due to the Transferred Employee’s death, disability or voluntary termination of employment, Buyer shall provide such non-union hourly employees with severance and termination benefits similar to those provided to Buyer’s other non-union hourly employees and shall provide salaried Transferred Employees with severance and other termination benefits that are no less favorable than the severance and other termination benefits the Transferred Employee would have received under the Transferor Employee Plans in respect of a similar termination. For clarity, nothing in this Agreement shall require Buyer to pay severance to any Business Employee who voluntarily declines to become a Transferred Employee or any non-bargaining unit Business Employee who fails to satisfy the conditions of the employment offer under Section 5.12(a). Transferor shall pay severance and other applicable termination benefits to any Business Employee to whom Buyer does not make an offer of employment.

(e) Pre-Closing and Post-Closing Annual Incentive Compensation. Without limiting the generality of the foregoing, Buyer shall pay each Transferred Employee in respect of services provided to the Transferred Business from the Closing Date to the last day of the calendar year in which the Closing Date occurs, an amount of incentive compensation at least equal to the amount that would have been payable to such Transferred Employee for such services under any applicable Transferor Benefit Plan that is an annual incentive plan for service from the Closing Date (but treating service with Buyer following the Closing as if it were continuing service with Transferor for purposes of determining any Transferred Employee’s right to receive payment in accordance with such applicable Transferor Benefit Plan) based on target performance during this timeframe. Any amount payable pursuant to the immediately preceding sentence shall be payable to an eligible Transferred Employee at the same time and subject to the same conditions (including continued employment) as would have applied under the applicable corresponding Buyer plan.

(f) Outstanding Transferor Performance-Based Equity Incentive Compensation. As of the Closing Date, Transferor shall determine the value (such value, the “Outstanding Grant Value”) of each outstanding service-based and performance-based equity incentive compensation award associated with the Transferor’s 2024 annual equity grant (each, a “Transferor Equity Award”) held at the Closing Date by any Transferred Employee. As soon as practical following the Closing Date, but effective as of the Closing Date, Buyer shall grant each Transferred Employee a deferred cash award or a restricted stock unit (“RSU”) award in respect of Buyer’s common stock (rounded to the nearest whole share) (such cash or RSU award shall be referred to as the “Buyer Replacement Award”); for the avoidance of doubt, any such RSU award may be settled in cash or shares of Buyer common stock, at Buyer’s discretion. The value of each Buyer Replacement Award shall be at least equal to Transferor Equity Award it replaces. The Transferor will provide the cash equivalent value of the award from the 2024 grant date to the Closing date to the Buyer. Each Buyer Replacement Award shall have terms and conditions, including with respect to vesting, that are substantially comparable to the terms and conditions applicable to the Transferor Equity Award which it replaces; provided, however, that to the extent that any such Transferor Equity Award was subject to the achievement of performance conditions to receive payment, any such performance condition shall be deemed waived. In determining the Outstanding Grant Value, Transferor shall assume that any applicable performance goals and conditions have been achieved at target performance levels. With the exception of the Transferor Equity Awards addressed in the foregoing provisions of this Section 5.12(f), as of the Closing Date, Transferor shall fully vest all outstanding unvested equity awards held at the Closing Date by any Transferred Employee.

(g) Vacation. As of the Closing, Buyer shall credit each Transferred Employee with all the vacation days to which such Transferred Employee is entitled to under Transferor’s applicable vacation policy and/or the applicable collective bargaining agreements as of Closing and, through December 31st of the year in which the Closing occurs, and shall permit accrual of additional vacation days such that each Transferred Employee is entitled to at least as many vacation days as such Transferred Employee would have been entitled to under the vacation policies of Transferor.

(h) Collective Bargaining Agreements.

(i) Buyer acknowledges that it intends to hire a substantial compliment of Business Employees who are members of USW Local 983 and 1803 and IBEW Local 1588. Buyer shall recognize only USW Local 983 and 1803 and IBEW Local 1588 as the sole and exclusive collective bargaining agent for the applicable bargaining unit employees upon the hiring of a majority of said Business Employees. Buyer acknowledges it intends to apply, to the extent commercially reasonable, the material terms of all collective bargaining agreements (including any amendments, side letters, letters of understanding, memoranda of agreement, shutdown agreements, effects bargaining agreements) listed in Section 3.13(a) of the Transferor Disclosure Schedules and in effect immediately prior to the Closing Date (each, a “CBA”). Buyer acknowledges and agrees that all grievances, mediations, and arbitrations under the CBAs that are made, filed, commenced or instituted after the Closing Date, excluding those based substantially on events or circumstances that occurred, existed or were initiated before the Closing Date, will be the sole responsibility of Buyer and its Affiliates

(ii) For the avoidance of doubt, Buyer shall not be obligated to participate in or maintain any Transferor Benefit Plan referenced in any applicable CBA but shall instead provide benefits reasonably comparable to the benefits is included in the applicable CBAs via its own employee benefit plans.

(iii) The parties agree that Transferor shall (a) be solely responsible for providing USW Local 983 and 1803 and IBEW Local 1588 with post-signing, pre-Closing notice of the purchase and sale of assets provided for in this Agreement and satisfying any related effects bargaining obligations under the National Labor Relations Act, and (b) shall indemnify and hold Buyer harmless against any Losses that arise out of or are in respect thereto. Likewise, the parties agree that Buyer shall (a) post-Closing, be solely responsible for negotiating with the respective bargaining agents, to the extent required by applicable Law and (b) indemnify and hold Transferor harmless against Losses or disputes that arise out of or are in respect thereto. Transferor shall use good faith efforts to provide Buyer with relevant information to facilitate Buyer’s discussions with the labor unions during the period between the signing of this Agreement and the Closing.

(i) WARN. Buyer shall be responsible for providing any required notice under WARN or any similar federal, state or local Law or regulation and for any other actions required to comply with WARN and any other similar Law or regulation, in each case with respect to any “plant closing” or “mass layoff” (as defined in WARN) or group termination or similar event affecting Transferred Employees and occurring after the Closing. None of Buyer or any of its Affiliates shall take any action after the Closing that would cause any termination of employment of any Business Employees that occurs before the Closing to constitute a “plant closing” or “mass layoff” or group termination under WARN or any similar federal, state or local Law or regulation, or to create any liability or penalty to Transferor for any employment terminations under applicable Law. On the Closing Date, Transferor shall notify Buyer of any employment losses (as defined in WARN) of any Business Employees in the ninety (90)-day period prior to the Closing. Transferor shall provide any required notices under WARN with respect to any “plant closing” or “mass layoff” that occurs prior to the Closing Date and shall provide Buyer at Closing with the number and location(s) of employment of any Business Employees who incurred an “employment loss” (as defined in WARN) within six (6) months prior to the Closing Date.

Section 5.13 Guarantee Obligations and Liens.

(a) Transferor and Buyer shall, upon Buyer’s request, cooperate, and shall cause their respective Subsidiaries to cooperate and use their respective reasonable best efforts to: (x) terminate, or to cause Transferor or its appropriate Subsidiary to be substituted in all respects for Buyer or its applicable Subsidiary in respect of, all obligations of Buyer or any of its Subsidiaries under any Excluded Liabilities for which Buyer or such Subsidiary of Buyer may be liable, as guarantor, original tenant, primary obligor or otherwise (including Excluded Liabilities under any Financial Instrument) (“Business Guarantees”), and (y) terminate, or to cause reasonably comparable substitute Excluded Assets to be substituted in all respects for any Transferred Assets in respect of, any liens or Encumbrances on Transferred Assets which are securing any Excluded Liabilities. Notwithstanding anything to the contrary herein, all actions contemplated by this Section 5.13(a) shall be taken at Transferor’s sole cost and expense. Transferor further agrees that to the extent Buyer or any of its Affiliates incurs any Losses in connection with such Business Guarantees on or after the Closing, Transferor shall indemnify, defend and hold harmless Buyer or such Affiliate against, and reimburse Buyer or such Affiliate for, any and all Losses, and shall in any event promptly reimburse Buyer or such Affiliate to the extent any Transferred Business Guarantee is called upon and Buyer or any of its Affiliates incurs any Losses in connection with the Business Guarantees.

(b) Following the date hereof, (i) Transferor will use its reasonable best efforts to identify to Buyer any items described in clauses (x) and (y) of Section 5.13(a) for purposes of termination or substitution of such items, and (ii) Transferor shall not, and shall cause each of its Subsidiaries not to, enter into any additional Transferor Guarantees or Business Guarantees, in each case, without Buyer’s prior written consent, after disclosure of the terms and conditions thereof to Buyer, and provided that any such Business Guarantees shall be subject to the terms of this Section 5.13.

Section 5.14 Insurance. In the event that, prior to the Closing Date, any Transferred Asset that is covered under an Insurance Policy suffers any damage, destruction or other loss, Transferor shall surrender to Buyer after the Closing Date any insurance proceeds received by Transferor or any of its Subsidiaries under any Insurance Policy with respect to such damage, destruction or loss, less any such proceeds applied by Transferor or any of its Subsidiaries to the physical restoration of such asset or to otherwise respond to such loss. Until the fifth (5th) anniversary of the Closing Date, Transferor shall, upon Buyer’s request, make available to Buyer copies of any Insurance Policy potentially covering any claim, occurrence, event, circumstance, damage, Loss, or Liability arising out of the conduct or operation of the Transferred Business, including the Transferred Assets and Assumed Liabilities, with respect to insured events or occurrences prior to the Closing Date (the “Buyer Insurance Claims”); provided, however, that any recovery for a Buyer Insurance Claim shall be reduced by the amount of any applicable deductibles and co-payment provisions solely with respect to such Buyer Insurance Claim, which amounts shall be the responsibility of Buyer. At the request of Buyer, Transferor shall (x) use reasonable best efforts to pursue Buyer Insurance Claims, or (y) enable Buyer to pursue and assist Buyer in pursuing Buyer Insurance Claims under applicable Insurance Policies. With respect to any Buyer Insurance Claim for which Transferor or any of its Subsidiaries has a right to indemnification from any Person, including International Paper Company or any of its Affiliates, Transferor shall, upon Buyer’s request (x) make a claim for indemnification pursuant to and in accordance with such right and pursue such claims, or (y) enable Buyer to pursue such claims and assist Buyer in pursuing such claims. Upon any recovery under such claims, Transferor shall hold such recoveries in trust for the benefit of Buyer and promptly upon receipt pay Buyer all such recoveries, less the amount of such recoveries that constitute the fees and expenses of Transferor prosecuting such claim.

Section 5.15 Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, the parties hereto shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the Transactions (including all actions contemplated to be taken from time to time after the Closing Date, which shall be taken at the expense of the party taking such action and for no further consideration from any other party or its Affiliates (except as otherwise expressly provided in this Agreement)). Without limiting the foregoing, the parties hereto shall cooperate with the other parties, and execute and deliver, or use their respective reasonable best efforts to cause to be executed and delivered, all instruments, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as a party (as the case may be) may reasonably be requested to take by another party from time to time, consistent with the terms of this Agreement and the other Transaction Agreements, in order to effectuate the provisions and purposes of this Agreement, including, in the case of (a) and (b), at the expense of Transferor, and in the case of (c) and (d), at the expense of Buyer: (a) to evidence the assignment of all right, title, and interest in and to Intellectual Property Assets to Buyer or its Subsidiaries, as appropriate, in a recordable form for filing with any Governmental Authority and otherwise reasonably acceptable to Buyer; (b) to assist in the preparation and prosecution of any application for registration, or any application for renewal of a registration, relating to any of the Intellectual Property Assets; (c) to assist in the prosecution or defense of any interference, opposition, infringement, or other proceedings that may arise in connection with any of the Intellectual Property Assets; and (d) to assist Buyer or its Subsidiaries, as appropriate, in obtaining any additional protection relating to Intellectual Property Assets that Buyer or its Subsidiaries may reasonably deem appropriate that may be secured under applicable Laws.

Section 5.16 No Use of Certain Retained Names. Buyer shall, and shall cause its Affiliates to, promptly, and in any event within ninety (90) days after the Closing Date,

(a) revise print advertising, product labeling and all other information or other materials, including any Internet or other electronic communications vehicles, to delete all references to the Retained Names; and

(b) change signage and stationery and otherwise discontinue use of the Retained Names, except with respect to any Inventory that is a Transferred Asset; provided that the foregoing period shall be six (6) months (or a longer period, if agreed by the parties) with respect to the manufacture and sale of cup lids bearing the Retained Names, recognizing that it may take a longer period of time to remake molds for the manufacture of cup lids so as to remove the Retained Names. In no event shall Buyer or any of its Subsidiaries use any Retained Names more than ninety (90) days after the Closing in any manner or after the Closing for any purpose different from the use of such Retained Names by Transferor and its Subsidiaries during the ninety (90)-day period preceding the Closing Date. With respect to any Inventory that is a Transferred Asset, Buyer or its Subsidiaries may continue to sell such Inventory, notwithstanding that it or its labeling or packaging bears one or more of the Retained Names. None of the foregoing provisions of this Section 5.16 shall be construed to obligate Buyer or any of its Subsidiaries to require any wholesaler, distributor, retailer or other merchant or customer of the Transferred Business to conduct itself in accordance therewith.

Section 5.17 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, value added and other such similar Taxes and fees incurred in connection with the Transactions (including any real property transfer tax and any similar Tax) (collectively, “Transfer Taxes”) shall be split equally by Buyer and Transferor. Each party will file all necessary Tax Returns and other documentation that it is required to file with respect to all Transfer Taxes and provide the other party with copies of all such filed Tax Returns relating to Transfer Taxes and reasonable evidence that all such Transfer Taxes have been timely paid, it being understood that Transferor or Buyer shall reimburse Buyer or Transferor, respectively, for its share of any such Transfer Taxes paid by Buyer or Transferor within ten (10) days of its receipt of such reasonable evidence of payment. If required by applicable Law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties hereto will cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes, including if the transactions shall be exempt from Transfer Taxes upon the filing or receipt by one party of an appropriate certificate or other evidence of exemption (including a sales and use tax resale/exemption certificate), by timely furnishing to the other party such certificate or evidence.

(b) Transferor shall prepare (or cause to be prepared) and timely file all Tax Returns with respect to the Transferred Business or the Transferred Assets that are required to be filed on or before the Closing Date (taking into account any extensions); except that, subject to Section 5.17(f), reasonably in advance of filing any such Tax Return, Transferor shall deliver (or cause to be delivered) a copy of such Tax Return to Buyer for its review and reasonable comment. Transferor shall cause such Tax Return (as revised to incorporate Buyer’s reasonable comments) to be timely filed and will provide a copy to Buyer. Transferor shall timely pay all Taxes shown as due on such Tax Returns. Such Tax Returns shall be true, correct and complete in all material respects and shall be prepared in a manner consistent with prior practice, unless otherwise required by applicable Laws. Buyer shall control the preparation and filing of any amendment or other filing related to any such Tax Return that is filed after the Closing Date, subject to the Transferor’s rights and the procedures set forth in Section 5.17(c) and (f).

(c) Subject to Section 5.17(f), Buyer shall prepare (or cause to be prepared) all Tax Returns with respect to the Transferred Business and Transferred Assets required to be filed after the Closing Date for any Pre-Closing Tax Period (and to the extent such Tax Returns are for any taxable period ending on or prior to the Closing Date, such Tax Returns shall be prepared on a basis consistent with past practice, except to the extent otherwise required by Law). Reasonably in advance of filing any such Tax Return that relates solely to the Transferred Business and the Transferred Assets, Buyer shall deliver (or cause to be delivered) a copy of such Tax Return to Transferor for its review and reasonable comment. Buyer will cause such Tax Return (as revised to incorporate Transferor’s reasonable comments) to be timely filed and will provide a copy to Transferor. Transferor shall pay Buyer the amount of Pre-Closing Taxes shown as being due on any Tax Return for which Buyer is responsible pursuant to this Section 5.17(c) at least five (5) Business Days before the due date of any payment required to be made as a post-closing adjustment to the Final Purchase Price pursuant to Section 2.4 of this Agreement.

(d) With respect to any Straddle Period, tax items shall be apportioned between the portion of the Straddle Period ending on the Closing Date and the portion beginning the day after the Closing Date in the following manner: (i) in the case of a real property, property, intangibles or other similar ad valorem Tax, the amount of such Tax allocable to each portion of such Straddle Period shall be the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the total number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of all other Taxes, such Taxes shall be allocated to each portion of such Straddle Period based on an interim closing of the books at the close of business on the Closing Date. For the avoidance of doubt, liabilities for Tax apportioned to the Pre-Closing Tax Period shall be Pre-Closing Taxes.

(e) Each of Transferor and Buyer shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any Taxing Authority or any judicial or administrative proceeding or other Action relating to Taxes and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information pertaining to the Transferred Business, the Transferred Assets and the Assumed Liabilities which may be relevant to such Tax Return, audit, examination, proceeding or Action, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties. To the extent practicable, Transferor shall be permitted to control any audit or examination of any Tax Return to the extent it relates solely to Pre-Closing Taxes with respect to the Transferred Business or the Transferred Assets for a Pre-Closing Tax Period and for which Transferor is solely liable, and, if not practicable, Buyer will allow Transferor to participate in such audit or examination to the extent practicable and shall consult with Transferor regarding such audit or examination and adopt Transferor’s reasonable comments and directions. The party requesting assistance or cooperation shall bear the other party’s reasonable out-of-pocket expenses in complying with such request. For the avoidance of doubt, Third Party Claims relating to Taxes shall be governed by this Section 5.17(e) rather than Section 8.3(b).

(f) Notwithstanding anything to the contrary herein, Transferor and Buyer (in each case, with their respective Affiliates) shall have the sole control of all income Tax Returns of Transferor or Buyer, as the case may be, and all consolidated, combined, unitary, affiliated or similar Tax Returns that include Transferor or Buyer, as applicable, and this Agreement shall not provide the other party with any rights with respect to such Tax Returns other than the right to pro forma information that relates to the Transferred Assets, the Transferred Business and the Assumed Liabilities.

(g) Transferor shall consult with Buyer regarding any provision in any Assumed Contracts between the Transferred Business on the one hand, and Buyer or any of its Affiliates, on the other, that would or could reasonably be expected to require Buyer or its Affiliates to indemnify Transferor or any of its Affiliates for, or share the payment of or liability for, any Tax (or any amount calculated with reference to any Tax) and, absent Buyer’s consent to the contrary, Transferor shall terminate any such provision as of the Closing and neither Buyer nor any Affiliate of Buyer shall have any obligation or Liability under any such agreement after the Closing.

Section 5.18 Cooperation with Financing Transactions.

(a) Buyer shall use its reasonable best efforts to obtain the Debt Financing on or prior to the Closing, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or, if available, on other terms that would otherwise be permitted by this Section 5.18 and (iii) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Buyer in the Debt Commitment Letter and the Definitive Agreements and complying with its obligations thereunder. Buyer shall use reasonable best efforts to comply with its obligations, and enforce its rights, under the Debt Commitment Letter and Definitive Agreements to the extent necessary to pay the Financing Amounts. Without limiting the generality of the foregoing, in the event that all conditions contained in the Debt Commitment Letter (other than the consummation of the Transactions and those conditions that by their nature are to be satisfied or waived at Closing) have been satisfied, Buyer shall use its reasonable best efforts to cause the Financing Parties to fund the Debt Financing to the extent required to provide the Financing Amounts. Buyer shall give Transferor prompt notice of (x) any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter or Definitive Agreements of which Buyer has become aware and (y) the receipt by Buyer or any of their Affiliates or Representatives of any written notice with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or Definitive Agreements or any provision of the financing contemplated pursuant to the Debt Commitment Letter or Definitive Agreements (including any proposal by any lender named in the Debt Commitment Letter to withdraw, terminate or make a material change in the terms of (including the amount of financing contemplated by) the Debt Commitment Letter) or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or Definitive Agreements, and (z) if for any reason Buyer believes in good faith that (A) there is a dispute or disagreement between or among any parties to the Debt Commitment Letter or Definitive Agreements or (B) there is a material possibility that it will not be able to obtain all or any portion of the financing contemplated in the Debt Commitment Letter on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or Definitive Agreements. Buyer shall provide Transferor, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow Transferor to monitor the progress of such financing activities.

(b) Prior to the Closing, Buyer shall not, without the prior written consent of Transferor (such consent not to be unreasonably withheld, conditioned or delayed), (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or Definitive Agreements, including any amendment, modification, waiver or remedy that (A) adds new (or modifies in a manner adverse to the Buyer) conditions to the consummation of all or any portion the Debt Financing, (B) reduces the amount of the Debt Financing, together with available cash on hand of the Buyer (including any such amounts available under existing credit facilities and other lines of credit) to an amount that would be less than the Financing Amounts or (C) otherwise adversely affects the ability of Buyer to enforce its rights against other parties to the Debt Commitment Letter or Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Buyer to enforce its rights against such other parties to the Debt Commitment Letter as in effect on the date hereof or in the Definitive Agreements; or (ii) terminate the Debt Commitment Letter or any Definitive Agreement (unless such Debt Commitment Letter or Definitive Agreement is replaced at such time with a new debt commitment letter or definitive agreement that would satisfy the requirements of clause (b)(i) if it would have otherwise been structured as an amendment, including that Transferor shall have provided its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed)). Notwithstanding the foregoing, any amendment, supplement, restatement or other modification or waiver to (x) add or replace any additional agents or other financial institutions to the Debt Commitment Letter (including through an amendment and restatement thereof or via joinder agreements thereto) or (y) implement any of the “flex” provisions exercised by the Financing Parties in accordance with the Debt Commitment Letter shall be permitted and shall not require the prior written consent of Transferor.

(c) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and is required to fund the Financing Amounts, regardless of the reason therefor, Buyer will use its reasonable best efforts to (i) arrange and obtain, as promptly as practicable, alternative financing (the “Alternative Financing”) from the same or other sources in an amount that (together with other immediately available financial resources of Buyer and its Subsidiaries) is sufficient to pay the Financing Amounts, on terms acceptable to Buyer and its Subsidiaries; provided, such terms shall be deemed acceptable to Transferor if such terms of the Alternative Financing (A) do not expand the conditions to the Debt Financing as compared to the conditions set forth in the Debt Commitment Letter as of the date of this Agreement in a manner that would reasonably be expected to prevent, impede, or delay the consummation of the Transactions, and (B) do not adversely affect in any material respect the ability of Buyer to enforce its rights against other parties relative to the ability of Buyer to enforce its rights against such other parties to the Debt Commitment Letter as in effect on the date hereof or in the Definitive Agreements and (ii) promptly notify Transferor of such unavailability and the reason therefor. Notwithstanding anything to the contrary herein, for the purposes of this Agreement, (x) the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question) and (y) the term “Debt Financing” shall be deemed to include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.18 and any Alternative Financing. Buyer shall provide Transferor with prompt written notice of any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter or the Definitive Agreements of which Buyer becomes aware and the receipt of any written notice or other written communication from any Financing Party or other financing source with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter or the Definitive Agreements or any provision thereof. Buyer shall keep Transferor informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing.

(d) Prior to the Closing, Transferor shall use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives (including independent accountants and attorneys) to provide, all cooperation reasonably requested by Buyer and customary for financings of the type contemplated by the Debt Commitment Letter in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Transferor or any of its Subsidiaries), including using its reasonable best efforts to: (i) furnish all business and other financial data and other pertinent information regarding the Transferred Assets and the Transferred Business reasonably and timely requested by Buyer in order to consummate the Debt Financing, (ii) furnish any financial information reasonably requested by Buyer in order for Buyer to prepare pro forma financial statements required by paragraph 5 of Exhibit C of the Debt Commitment Letter; provided, that (A) Buyer shall be responsible for the preparation of any pro forma financial statements and any pro forma adjustments giving effect to the Transactions and (B) Transferor’s assistance shall relate solely to the financial information and data derived from Transferor’s historical books and records, (iii) upon reasonable prior notice and at times and locations to be reasonably and mutually agreed, participate (including causing senior management of the Transferred Business to participate) in a reasonable number of meetings, presentations, due diligence sessions and sessions with prospective lenders, voting participants or other investors that are customary for financings of a type similar to the Debt Financing, (iv) assist with the preparation by Buyer and the Financing Parties of customary lender presentations, confidential information memoranda and similar documents reasonably requested by Buyer in connection with the Debt Financing (including to provide customary authorization letters in connection with lender presentation or confidential information memoranda or similar marketing documents authorizing the distribution of information related to the Transferred Assets to prospective lenders or other investors in connection with a bank or other debt financing and, subject to review and comment on such marketing documents, certifying that information with respect to the Transferred Assets does not include material non-public information), (v) facilitate the pledging of collateral and the granting of a security interest in the Transferred Assets in connection with the Debt Financing (including in respect of the effectuation, termination or collateral assignment of (as applicable) the Augusta Mill Bond Assignment Transaction, as further provided for herein), (vi) obtain customary payoff and/or lien release documentation and such other customary documents reasonably requested by Buyer or the Financing Parties evidencing the Lien Releases, in form and substance acceptable to Buyer (such documentation in this clause (vi), collectively, the “Lien Release Letters”), and (vii) promptly furnish Buyer at least three (3) Business Days prior to the Closing Date with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, in each case, as reasonably requested by Buyer at least nine (9) days prior to the Closing Date; provided that none of Transferor or any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.18 that would (1) require Transferor or any of its Subsidiaries or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement unless (A) such Person will continue to serve as a director or manager or officer, as the case may be, after the Closing Date and (B) the effectiveness of such authorization or approval or agreement, certificate or other document is expressly made contingent upon the occurrence of the Closing Date, (2) cause any representation or warranty in this Agreement to be breached by Transferor or any of its Subsidiaries, (3) require Transferor or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing Date, (4) subject any director, officer, employee, stockholder or other Representative of Transferor or any of its Subsidiaries to personal liability, (5) reasonably be expected to conflict with the organizational documents of Transferor or any Laws, (6) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material Contract to which Transferor or any of its Subsidiaries is a party or any Law which is contemplated hereunder to survive Closing, (7) provide access to or disclose information that Transferor or any of its Subsidiaries determines would jeopardize any attorney-client privilege of Transferor or any of its Subsidiaries, (8) require the delivery of any opinion of counsel, (9) require Transferor or any of its Subsidiaries to prepare or deliver any financial statements (other than those set forth in Section 5.18(d)) or information that are not available to it and prepared in the ordinary course of its financial reporting practice, (10) prepare the initial draft of any Definitive Agreements, including any pledge or security documents, guarantees, or other certificates, incumbencies or other similar documents, or (11) take any action that would result in the creation and imposition of an Encumbrance on any of the assets of Transferor (for the avoidance of doubt, prior to the Closing). Buyer shall, promptly upon request by Transferor, reimburse Transferor or any of its Subsidiaries for all documented reasonable out-of-pocket third party costs incurred by them or their respective Representatives in connection with such cooperation provided in connection with this Section 5.18(d) and shall indemnify and hold harmless Transferor and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Buyer or its Representatives pursuant to this Section 5.18(d) and any information used in connection therewith (other than (A) information provided in writing by Transferor or any of its Subsidiaries specifically in connection with Transferor’s obligations pursuant to this Section 5.18(d) or (B) as a result of the gross negligence, bad faith or willful misconduct of Transferor or any of its Subsidiaries). Transferor hereby consents to and authorizes the use of Transferor’s logos, trademarks and trade names in connection with the Debt Financing contemplated by the Debt Commitment Letter; provided, that such logos, trademarks and trade names are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage Transferor.

Section 5.19 R&W Insurance. The parties acknowledge that, as of the date of this Agreement, Buyer has bound coverage under the R&W Insurance Policy. Transferor shall use all reasonable efforts to cooperate with Buyer’s efforts and provide assistance as requested by Buyer to bind coverage under and obtain issuance of the final R&W Insurance Policy, including providing all information reasonably requested by the R&W Insurer in connection with removing any exclusions in such policy. Buyer shall cause the R&W Insurance Policy to include customary language providing that (a) the R&W Insurer irrevocably waives, and agrees not to pursue, directly or indirectly, any and all rights of subrogation the R&W Insurer might have against Transferor or its Subsidiaries except in the event and to the extent that a payment under the R&W Insurance Policy arose out of Fraud, (b) Transferor and its Subsidiaries shall be express third party beneficiaries of such provisions, and (c) the R&W Insurance Policy may not be amended in any manner that would actually prejudice Transferor or its Subsidiaries without Transferor’s express prior written consent (which consent may not be unreasonably withheld, conditioned, or delayed). Buyer shall not amend the R&W Insurance Policy with respect to the foregoing clauses (a), (b), and (c) in any manner that would actually prejudice Transferor or its Subsidiaries without Transferor’s express prior written consent (which consent may not be unreasonably withheld, conditioned, or delayed). Each of Buyer and Transferor shall bear responsibility for fifty percent (50%) of the premium, costs and expenses associated with the R&W Insurance Policy.

Section 5.20 Non-Solicitation.

(a) For a period of two (2) years from the Closing, Transferor shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer, solicit for employment, induce or attempt to induce to leave the employ of Buyer or any of its Affiliates, employ or hire any Transferred Employee; provided, however, that this Section 5.20(a) shall not prohibit any party from (i) engaging in general solicitations to the public not specifically directed at employees of the other party or (ii) the hiring of any employee who has not been employed by Buyer or its Affiliates for at least six (6) months at the time of the hiring party’s first contact with such employee.

(b) Transferor acknowledges that a breach or threatened breach of this Section 5.20 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Transferor of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(c) Transferor acknowledges that the restrictions contained in this Section 5.20 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 5.20 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 5.20 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions in this Section 5.20, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.21 Wood Procurement Transition. Transferor shall use its reasonable best efforts to effect the Wood Procurement Transition as promptly as practical after the date hereof. To the extent the Wood Procurement Transition has not occurred prior to or at the Closing, Transferor shall use its reasonable best efforts to effect the Wood Procurement Transition as promptly as practical following the Closing, and upon the occurrence of the Wood Procurement Transition (a) Transferor will convey the Wood Procurement Assets purchased from the Wood Procurement Counterparty to Buyer free and clear of all Encumbrances and Buyer will purchase the Wood Procurement Assets for the purchase price paid by Transferor to Wood Procurement Counterparty and (b) the parties will reasonably cooperate to ensure continued employment of the Wood Procurement Employees. Until the Wood Procurement Transition, Transferor shall use reasonable best efforts to supply the Mill Facility with the benefits of the Wood Procurement Assets.

Section 5.22 Augusta Mill Bond Assignment Transaction.

(a) Buyer and Transferor agree to cooperate in good faith with each other, the Augusta Development Authority, the Augusta Bond Trustee and the Richmond County Board of Assessors (the “BOA”) to execute and deliver the Augusta Mill Bond Assignment Documents at Closing. Buyer and Transferor acknowledge that the Augusta Mill Bond Assignment Transaction is subject to the approval of the Augusta Development Authority (the “Bond Approval”). Buyer and Transferor will use reasonable and diligent efforts to consummate the Augusta Mill Bond Assignment Transaction. In connection with the Augusta Mill Bond Assignment Transaction, Transferor hereby covenants and agrees to use its reasonable and diligent efforts, at Buyer’s sole cost and expense, to cause the Augusta Development Authority to execute any and all documents required by one or more of Buyer’s lenders in order for the Augusta Development Authority to subordinate and/or collaterally assign its rights under the Augusta Mill Bond Documents (the “Collateral Assignment”).Transferor agrees to attend any such meetings as is required by the Augusta Development Authority, the Augusta Bond Trustee, the BOA, the Authority’s Counsel or otherwise in order to obtain the Bond Approval. In particular, the parties hereto agree to coordinate with each other and the Augusta Development Authority in a good faith effort to place the consideration of the Augusta Mill Bond Assignment Transaction and the execution and delivery of the Augusta Mill Bond Assignment Documents, including the Collateral Assignment, on the agenda for the March meeting (currently scheduled for March 21, 2024) or, if approval is not obtained at the March meeting, the April meeting (currently scheduled for April 18, 2024) and to promptly provide the Augusta Development Authority with forms of the Augusta Mill Bond Assignment Documents, including the Collateral Assignment, for review in a timely manner prior to the applicable meeting. Transferor agrees to use reasonable best efforts to obtain the Bond Approval at the applicable meeting and, within two (2) Business Days after the applicable meeting, to obtain the executed Augusta Mill Bond Assignment Documents (including the Collateral Assignment) by the Augusta Development Authority, the Bond Trustee and the BOA (if needed) which such documents will be held in escrow until the Closing and shall be automatically effective without any further action by any Person.

(b) Buyer agrees to promptly provide such applications and other information relating to Buyer and attend any such meetings as is required by the Augusta Development Authority, the Augusta Bond Trustee, the BOA, the Authority’s Counsel or otherwise, in order to obtain the Bond Approval at the applicable meeting. Buyer and Transferor will use reasonable efforts to update the other on a regular basis as to the progress of its pursuit.

(c) The Augusta Development Authority will be represented by outside legal counsel (the “Authority’s Counsel”), and Transferor and Buyer each agree to be responsible for 50% of the payment of the actual costs and expenses incurred in connection with obtaining the Bond Approval and fees and expenses required to be paid or reimbursed to the Augusta Development Authority or the Authority’s Counsel in connection with the Augusta Mill Bond Transaction.

(d) Transferor hereby agrees to pay all fees, expenses, Taxes and charges due in connection with the Augusta Mill Bond Documents (collectively, the “Bond Costs”) as follows: (i) 100% of such Bond Costs (including any Local Recoupment Amount) for the period ending December 31, 2023; (ii) its prorated share of the annual fee of the Augusta Development Authority for calendar year 2024 (with Buyer to pay its prorated share of such annual fee for the period commencing as of the Closing Date and ending on 12/31/2024); and (iii) its prorated share of any required Local Recoupment Amount for the calendar year ending December 31, 2024 (with Buyer to pay its prorated share of such annual fee for the period commencing as of the Closing Date and ending on 12/31/2024), provided, however, that notwithstanding the foregoing, in the event that Transferor has achieved an Average Goal Percentage in excess of 80% as of the Closing Date, then Buyer shall be responsible for paying any Local Recoupment Amount for calendar year ending December 31, 2024. Except as otherwise expressly set forth in this subsection (d), Buyer shall be solely responsible for paying all Bond Costs for any period from and after the Closing.

(e) Within fifteen (15) days following the Bond Termination Deadline, if the Bond Approval has not been obtained by such date, the Buyer shall have the right to instruct the Transferor to terminate the Augusta Mill Bond Transaction, and upon such instruction, the Transferor will diligently pursue such bond termination, and Buyer will reimburse Transferor for all documented out-of-pocket costs and expenses incurred in connection with its obligations under Section 5.22. Within fifteen (15) days following the Bond Termination Deadline, if the Bond Approval has not been obtained by such date, the Transferor may terminate the Augusta Mill Bond Transaction and Transferor will reimburse Buyer for all documented out-of-pocket costs and expenses incurred in connection with its obligations under Section 5.22.

Section 5.23 Transition Services Agreement.

(a) From and after the date hereof, each of the parties hereto shall, and shall cause their respective Affiliates to, work diligently and in good faith using reasonable best efforts to negotiate the definitive terms, including schedules thereto, of the Transition Services Agreement (which such terms shall be consistent with the Transition Services Agreement attached hereto to the extent of matters addressed therein), to enable Buyer to operate the Transferred Business in substantially the same manner as conducted prior to the Closing.

(b) Notwithstanding anything to the contrary, each party hereto shall take or cause to be taken all actions or do or cause to be done all things necessary, required or advisable so that, as of the Closing, such party that is the “Service Provider” can and will deliver to the “Service Recipient” and the “Service Recipient” can use and receive each of the “Services” as contemplated by, and during the term of, the Transition Services Agreement (as such terms are defined in the Transition Services Agreement). With respect to consents sought from third party suppliers, service providers, software vendors, lessors or other third party providers of goods or services in accordance with this Section 5.23(b), each party hereto shall promptly provide the other party hereto (and the other party’s designated advisors and counsel) with such information, assistance and cooperation as may be reasonably requested by or on behalf of the other party to enable procurement of all such consents.

(c) Without limiting Section 5.23(b) above, in order to facilitate informed decision-making by Buyer with respect to the Services under the Transition Services Agreement, Transferor and its Affiliates shall work collaboratively with Buyer, including by participating in workshops (in person if reasonably requested), providing access to the personnel and information regarding systems used to provide the Services, and providing input on the effort, timelines, and risks for various options for migrating performance of Services by Transferor to Buyer under the Transition Services Agreement, and the transfer of Transferor’s Confidential Information and data related to the Transferred Business to Buyer. The parties hereto shall agree, each acting reasonably and in good faith, on a plan to accomplish the migration path determined by Buyer with Transferor’s input prior to Closing (the “Migration Plan”). The Migration Plan shall include the actions, assistance, documentation, knowledge and data transfer and other obligations to be undertaken by each party, and milestones for completion, testing and validation of the migration of each Service, and the date by which the migration shall be completed.

(d) If the parties are unable to agree on the final form of the schedules to the Transition Services Agreement (the “TSA Schedules”) on or before April 15, 2024, then either Party may elect to submit the TSA Schedules to be determined by “baseball” arbitration (as described in this Section 5.23(d)) administered by an arbitrator appointed by the American Arbitration Association from the Large, Complex Commercial Case Panel in accordance with the procedures set forth in R-13 of the Commercial Arbitration Rules and Mediation Procedures. Within ten (10) days following the appointment of the arbitrator, Transferor and Buyer shall each submit to the other and to the arbitrator, their respective final positions and full drafts of the TSA Schedules, which positions and drafts must be consistent with their respective prior negotiating positions. The arbitrator shall select which of the two TSA Schedules shall be applicable to the parties. The arbitrator may select only one TSA Schedules (and in whole only) and shall not add or change any term in any submission. Within ten (10) days following the arbitrator’s receipt of the parties’ submissions, the arbitrator shall issue his or her decision. The cost of the arbitrator shall be paid by the party whose determination of the form of TSA Schedules was not selected by the arbitrator.

Section 5.24 SBS Volumes.

(a) Within thirty (30) days of the date hereof, Transferor and its Affiliates shall provide reasonable sales and product data requested by the Reviewers and reasonable access to Transferor personnel, in each case sufficient to confirm that the paperboard products included in the file contained in 13.2.2 of the Dataroom (the “Volume File”) as of the date of this Agreement represent the tons of SBS (as defined in Exhibit A to the Supply Agreement) sold to the customers included in the Volume File during the twelve (12)-month period ended December 31, 2023. The Reviewers shall treat all information received under this Section 5.24 as “Sensitive Competitive Information” as such term is defined in the Clean Team Agreement. To the extent Buyer determines that any such paperboard products identified as being sold to such customers do not consist of SBS (such amount, the “Shortfall”), Buyer shall notify Transferor in writing (the “Shortfall Notice”) and provide a description of the basis therefor. Within fifteen (15) Business Days after receipt of the Shortfall Notice, Transferor shall, in a written notice to Buyer, describe in reasonable detail any proposed adjustments to the Shortfall set forth in the Shortfall Notice and provide the reasons therefor. Buyer shall cause Reviewer to provide such reasonable back-up information as requested by Transferor. If Buyer shall not have received a notice of proposed adjustments within such fifteen (15) Business Day period, Transferor will be deemed to have accepted irrevocably the Shortfall as set forth in the Shortfall Notice. During the twenty (20) Business Day period following Transferor’s delivery of a notice of proposed adjustments to Buyer, Transferor and Buyer shall negotiate in good faith to resolve the disputed matters. If the parties are not able to resolve any such disputed matter within such twenty (20) Business Day period, Transferor and Buyer shall jointly engage an expert in the paperboard manufacturing industry firm (“Volume Arbiter”) acceptable to each of Transferor and Buyer to audit and determine the amount of the proposed adjustment to the Shortfall. Buyer shall provide any reasonable back-up information to the Volume Arbiter. Transferor shall provide the Volume Arbiter with all relevant working papers, supporting schedules, supporting analyses, other supporting documentation requested by the Volume Arbiter in determining whether the paperboard products set forth in the Volume File represent the tons of SBS sold to the customers identified in the Volume File during the twelve-month period ended December 31, 2023, and in its determination of the Shortfall. The fees and expenses of the Volume Arbiter shall be borne by Transferor.

(b) Upon final resolution of the Shortfall Amount under Section 5.24(a), the Supply Agreement shall automatically be amended such that the “Minimum Commitment” (as such term is defined in the Supply Agreement) is increased by the Shortfall, and the Shortfall shall be allocated equally among the nine (9) months of the Term following such amendment (as defined in the Supply Agreement).

ARTICLE VI

ACCESS TO INFORMATION

Section 6.1 Provision of Information. Notwithstanding anything herein to the contrary, the parties hereto agree that the obligation of Transferor to deliver Information that is part of the Transferred Assets to Buyer from and after the Closing will be governed by this Article VI. Subject to the terms of this Article VI:

(a) From the date hereof until the Closing and with respect to the Transferred Business only, upon reasonable notice, Transferor shall (i) give Buyer and its Representatives reasonable access to Business Employees, the Transferred Real Property and other Transferred Assets, and (ii) furnish to Buyer and its Representatives such accounting, financial and operating data and other information relating to the Transferred Business, the Transferred Assets and the Assumed Liabilities as such Persons may reasonably request.

(b) Prior to the Closing Date, Transferor shall deliver to Buyer at the address specified for notices in Section 10.1 below (or to such other address in the continental United States as may be designated by Buyer to Transferor no less than ten (10) days prior to the Closing Date), (i) complete copies of the Information constituting Transferred Assets that are continuing property records, and (ii) complete and accurate copies of the Information constituting Transferred Assets that is contained in the Dataroom and to which Buyer has had access prior to the date hereof, together with such other information to be made available between the date hereof and the Closing Date in the Dataroom, and such additional Information constituting Transferred Assets that is in the same general categories as the existing Information in such Dataroom and is added to the Dataroom by Transferor (using reasonable best efforts to do so) immediately prior to the Closing Date.

(c) Following the Closing Date until the sixth (6th) anniversary thereof and except in connection with any dispute among Transferor and any of its Subsidiaries, on the one hand, and Buyer and any of its Affiliates, on the other hand (which shall be governed by such discovery rules as may be applicable thereto), Transferor shall deliver or make available to Buyer and its Subsidiaries from time to time, upon the request of Buyer or its Subsidiaries, Information in Transferor’s possession and not provided pursuant to Section 6.1(a) relating directly or primarily to the Transferred Assets, the Transferred Business, or the Assumed Liabilities including, in each case, all: (i) Contracts, (ii) litigation files and (iii) all other Information that constitutes Transferred Assets or relates directly to any Assumed Liability, in each case to the extent they relate directly or primarily to the conduct of the Transferred Business following the Closing. Transferor also will cooperate with Buyer to accommodate Buyer’s reasonable requests from time to time following the Closing Date for other Information relating to the Transferred Assets, the Transferred Business or the Assumed Liabilities that has not been provided to Buyer previously. Subject to Section 6.4, Transferor may retain complete and accurate copies of such Information relating to periods ending on or prior to the Closing. Transferor shall maintain all such Information consistently with Transferor’s ordinary course document retention policies except to the extent that any such Information has already been provided to Buyer or has been offered to and declined by Buyer in accordance with Section 6.3 following the Closing Date. The out-of-pocket costs and expenses incurred in the identification, isolation and provision of Information to Buyer (and in the case of any Information provided pursuant to the second sentence of this paragraph, a reasonable internal cost allocation) shall be paid for (i) by Buyer if incurred after the Closing and (ii) by Transferor if incurred prior to the Closing. Information shall be provided by Transferor to Buyer as promptly as practicable upon request, with due regard for other commitments of Transferor personnel and the materiality of the information to Buyer (including the need to comply with any legal or regulatory requirement of any Governmental Authority).

Section 6.2 Privileged Information.

(a) Each party hereto acknowledges that: (i) each of Transferor and Buyer (and their respective Subsidiaries) has or may obtain Privileged Information; (ii) there are or may be a number of Litigation Matters affecting each or both of Transferor and Buyer (and their respective Subsidiaries); (iii) both Transferor and Buyer have a common legal interest in Litigation Matters, in the Privileged Information and in the preservation of the confidential status of the Privileged Information, in each case relating to the pre-Closing Transferred Business or Transferor Business or, in the case of the Transferred Business, relating to or arising in connection with the relationship among Transferor and its Subsidiaries on or prior to the Closing Date; and (iv) both Transferor and Buyer intend that the Transactions and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(b) Each of Transferor and Buyer agrees, on behalf of itself and each of its Subsidiaries, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the pre-Closing Transferred Business or Transferor Business, as applicable, or, in the case of the Transferred Business, relating to or arising in connection with the relationship among Transferor and its Subsidiaries on or prior to the Closing Date, without providing prompt written notice to and obtaining the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed and shall not be withheld, conditioned or delayed if the other party certifies that such disclosure is to be made in response to a likely threat of sanctions, suspension or debarment or similar action; provided that Transferor and Buyer shall not be required to give any such notice or obtain any such consent and may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the pre-Closing Transferor Business or Transferred Business, respectively. In the event of a disagreement between Transferor and Buyer concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction, provided that the limitations in this sentence shall not apply in the case of disclosure required by Law and so certified as provided in the first sentence of this paragraph.

(c) Upon Transferor, Buyer or any of their respective Subsidiaries receiving any subpoena or other compulsory disclosure notice from a court or other Governmental Authority which requests disclosure of Privileged Information, in each case relating to the pre-Closing Transferor Business or the Transferred Business, as applicable, or, in the case of the Transferred Business, relating to or arising in connection with the relationship among Transferor and its Subsidiaries on or prior to the Closing Date, the recipient of the notice shall (to the extent consent is required in connection with the disclosure of such Privileged Information under Section 6.2(b)) as promptly as practicable provide to the other party (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information relating to the other party that might be disclosed and the proposed date of disclosure. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in Section 6.2(b), the parties hereto shall cooperate to assert all defenses to disclosure claimed by either such party, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined, except as otherwise required by a court order requiring such disclosure.

Section 6.3 Retention of Information. Except as otherwise agreed in writing, or as otherwise provided in the other Transaction Agreements, each of Transferor and Buyer shall, and shall cause each of its respective Subsidiaries to, retain all Information (including any Confidential Information) in such party’s possession or under its control, relating directly or primarily to the pre-Closing business, Assets or Liabilities of the other party (such information “Retained Information”) for so long as such Information is retained pursuant to such party’s ordinary course document retention policies as of such time or such later date as may be required by Law, except that if, prior to the expiration of such period, either party wishes to destroy or dispose of any such Retained Information that is at least five (5) years old, prior to destroying or disposing of any of such Retained Information, (a) the party that is proposing to dispose of or destroy any such Retained Information shall provide no less than sixty (60) days’ prior written notice to the other party, specifying the Retained Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Retained Information proposed to be destroyed or disposed of be delivered to such other party, the party that is proposing to dispose of or destroy such Retained Information promptly shall arrange for the delivery of the requested Retained Information to a location specified by, and at the expense of, the requesting party.

Section 6.4 Confidentiality.

(a) The parties hereto acknowledge that in connection with the Transactions, the parties hereto have disclosed and will continue to disclose to each other Information, including Confidential Information.

(b) Subject to Section 6.2, which shall govern Privileged Information, the parties hereto shall hold, and shall cause each of their respective Affiliates that receive Confidential Information or are controlled by the applicable party to hold, and each of the foregoing shall cause their respective Representatives to hold, in strict confidence, and not to disclose to any other Person (including by issuing a press release or otherwise making any public statement), use, for any purpose other than as expressly permitted pursuant to this Agreement or the other Transaction Agreements, without the prior written consent of the other party, any and all Confidential Information concerning the other party or such party’s Subsidiaries; provided that the parties hereto may disclose, or may permit disclosure of, Confidential Information (i) to their respective Representatives who have a need to know such information for auditing and other non-commercial purposes and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties hereto and in respect of whose failure to comply with such obligations, the applicable party will be responsible, (ii) if the parties hereto or any of their respective Affiliates that receive Confidential Information or are controlled by the applicable party are requested or required to disclose any such Confidential Information by oral questions, interrogatories, requests for information or other documents in legal proceedings, subpoena, civil investigative demand or any other similar process, or by other requirements of Law or stock exchange rule, or (iii) as necessary in order to permit a party to prepare and disclose its financial statements, or other required disclosures required by Law or such applicable stock exchange. Each party hereto further agrees to take all reasonable best efforts (and to cause each of its Affiliates that receive Confidential Information or are controlled by the applicable party to take all reasonable best efforts) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii) above, each party hereto, as applicable, shall provide the other with prompt written notice of any such request or requirement so that the other party has an opportunity to seek a protective order or other appropriate remedy, which such parties will cooperate in obtaining. In the event that such appropriate protective order or other remedy is not obtained, the party whose Confidential Information is required to be disclosed shall or shall cause the other applicable party or parties to furnish, or cause to be furnished, only that portion of the Confidential Information that is in the opinion of outside counsel necessary to be disclosed and shall use its reasonable best efforts to ensure confidential treatment is accorded to such disclosed information. For the avoidance of doubt, upon the Closing, Confidential Information included within Transferred Intellectual Property shall be considered solely Confidential Information of Buyer (and its Subsidiaries) and shall not be considered Confidential Information of Transferor or its Subsidiaries.

(c) Each party hereto acknowledges that it and its Affiliates may have in their possession confidential or proprietary information of third parties that was received under confidentiality or non-disclosure agreements or agreements containing confidentiality or non-disclosure provisions that the other party or its Affiliates entered into with a third party prior to the Closing. Such party will hold, and will cause its Affiliates and their respective Representatives to hold, in strict confidence the confidential and proprietary information of third parties to which it or any of its respective Affiliates has had access, in accordance with the terms of such agreements entered into prior to the Closing or, if more restrictive, the terms set forth herein.

(d) If the Transactions are not consummated, the other party shall promptly (i) deliver or cause to be delivered to such requesting party (and if in electronic format, delete or destroy or cause to be deleted or destroyed) all Confidential Information furnished to it or to any of its Affiliates and (ii) if specifically requested by such requesting party, destroy any copies of such Confidential Information (including any extracts therefrom), unless such delivery or destruction would violate any Law. Upon the written request of such requesting party, the other party shall cause one of its duly authorized officers to certify promptly in writing to such requesting party that all Confidential Information has been returned, destroyed or deleted as required by the preceding sentence. Notwithstanding the foregoing, the other party shall be permitted to retain (a) one copy of such Confidential Information with its legal department for compliance and archival purposes, and (b) a copy of such Confidential Information in the event that any copy of such Confidential Information has been created electronically pursuant to automatic archiving, back-up, email, security or disaster recovery systems or procedures; provided, however, that such retained Confidential Information shall remain subject to this Section 6.4.

(e) Transferor and Buyer acknowledge that they have previously executed the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms and that the provisions of this Section 6.4 are in furtherance of, and do not limit the obligations of, Transferor and Buyer under the Confidentiality Agreement. If the Closing occurs, this Section 6.4 shall terminate on the two (2) year anniversary of the Closing Date other than with respect to Confidential Information that is a trade secret under applicable Law, in which case the obligations in this Section 6.4 shall continue with respect to such information for so long as it remains a trade secret under applicable Law. Notwithstanding anything to the contrary, following the Closing, Buyer shall not be restricted by this Section 6.4 from the disclosure or use of Confidential Information related to the Transferred Business.

Section 6.5 Cooperation with Respect to Government Reports and Filings. Transferor, on behalf of itself and its Subsidiaries, agrees to provide Buyer and its Subsidiaries, and Buyer, on behalf of itself and its Subsidiaries, agrees to provide Transferor and its Subsidiaries, with such cooperation and Information (in each case, with respect to the Transferred Business only) as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting or responding to any other government proceeding relating to the pre-Closing Transferor Business or the Transferred Business or relating to or in connection with the relationship between Transferor and the Transferred Business on or prior to the Closing Date. Such cooperation and Information shall include promptly forwarding copies of appropriate notices, forms and other communications received from or sent to any Governmental Authority that relate to Transferor and its Subsidiaries, in the case of Buyer and its Subsidiaries, or Buyer and its Subsidiaries, in the case of Transferor and its Subsidiaries. All cooperation provided under this Section 6.5 shall be provided at the expense of the party requesting such cooperation. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide an explanation of any documents or Information provided hereunder.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Transactions are subject to the satisfaction as of the Closing of the following conditions, any or all of which may be waived, in whole or in part, by each party to the extent permitted by applicable Law:

(a) All consents, clearances, approvals and authorizations of any Governmental Authority required for the consummation of the Transactions (including under Competition Laws other than under the HSR Act) shall have been obtained and shall be in full force and effect at the Closing;

(b) Any applicable waiting period (and any extensions thereof) under the HSR Act or any other applicable Competition Law relating to, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transactions shall have expired or been terminated;

(c) No Order issued by any Governmental Authority of competent jurisdiction or other legal impediment restraining, preventing or making illegal the consummation of the Transactions shall be in effect; and

(d) No Qualifying Action by a Governmental Authority shall be pending challenging the Transaction as illegal or prohibited under applicable Competition Laws.

Section 7.2 Additional Conditions to the Obligations of Transferor. The obligations of Transferor to consummate the Transactions are subject to the satisfaction as of the Closing of the following conditions, any or all of which may be waived, in whole or in part, by Transferor to the extent permitted by applicable Law:

(a) (i) The representations and warranties of Buyer contained in this Agreement (other than the Buyer Fundamental Representations) (disregarding all materiality and Buyer Material Adverse Effect qualifications or exceptions) shall be true and correct in all respects, in each case as the date of this Agreement and as of the Closing as if made as of the Closing (except to the extent such representations and warranties address matters as of a particular date, which shall be true and correct as of the specified date), except where the failure to be true and correct has not been or would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect; (ii) the Buyer Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing as if made as of the Closing (except to the extent such representations and warranties address matters as of a particular date, which shall be true and correct as of the specified date); and (iii) Buyer shall have performed in all material respects each of its covenants and agreements contained in this Agreement required to be performed at or prior to the Closing;

(b) Buyer shall have delivered to Transferor a certificate, dated as of the Closing Date, of an executive officer of Buyer (on Buyer’s behalf and without any personal liability) certifying the satisfaction by Buyer of the conditions set forth in Section 7.2(a);

(c) Buyer shall have entered into and delivered to Transferor the Transaction Agreements to which it is a party and such agreements shall be in full force and effect and no default thereunder; and

(d) Buyer shall have delivered to Transferor a duly completed and executed IRS Form W-9.

Section 7.3 Additional Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the Transactions are subject to the satisfaction as of the Closing of the following conditions, any or all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable Law:

(a) (i) The representations and warranties of Transferor contained in this Agreement (other than the Transferor Fundamental Representations) (disregarding all materiality and Material Adverse Effect qualifications or exceptions) shall be true and correct in all respects, in each case as the date of this Agreement and as of the Closing as if made as of the Closing (except to the extent such representations and warranties address matters as of a particular date, which shall be true and correct as of the specified date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) the Transferor Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing as if made as of the Closing (except to the extent such representations and warranties address matters as of a particular date, which shall be true and correct as of the specified date); (iii) Transferor shall have performed in all material respects each of its covenants and agreements contained in this Agreement required to be performed at or prior to the Closing; and (iv) since the date of this Agreement, no Material Adverse Effect shall have occurred;

(b) Transferor shall have delivered to Buyer a certificate, dated as of the Closing Date, of an executive officer of Transferor (on Transferor’s behalf and without any personal liability) certifying the satisfaction by Transferor of the conditions applicable to it set forth in Section 7.3(a);

(c) Transferor or its applicable Subsidiaries shall have entered into and delivered the applicable Transaction Agreements and such agreements shall be in full force and effect and no default thereunder;

(d) Transferor shall have delivered to Buyer a duly completed and executed IRS Form W-9;

(e) Transferor shall have delivered to Buyer an executed limited warranty deed (or other customary deed) conveying each of the parcels of Owned Real Property, substantially in the form of Exhibit J (each, a “Deed” and, together, the “Deeds”) and which shall be acceptable for recording in the applicable county in which such parcel is located; and

(f) To the extent timely instructed by Buyer or elected by Transferor pursuant to Section 5.22(e), Transferor shall have terminated the Augusta Mill Bond Transaction.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival; Exclusive Remedy. The representations and warranties of Transferor contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith (other than the Transaction Agreements) shall not survive the Closing (except, for the avoidance of doubt, for purposes of the R&W Insurance Policy). The covenants, obligations and agreements contained herein to be performed (a) prior to the Closing shall survive for, and a claim may be brought with respect to any breach thereof, until the first (1st) anniversary of the Closing Date, and (b) following the Closing shall survive, and a claim may be brought with respect to any breach thereof, after the Closing in accordance with their respective terms, if specified, and otherwise, indefinitely. The indemnity contained in Section 8.2(b)(iii) shall survive until the fifth (5th) anniversary of the Closing Date. The parties hereto hereby agree that the sole and exclusive remedy for any claim (whether such claim is framed in tort, contract or otherwise) arising out of a breach of this Agreement (other than with respect to any claim arising as a result of Fraud or that may be available to Buyer under the R&W Insurance Policy) shall be asserted pursuant to this Article VIII, Section 10.12 (Specific Performance; Damages Waiver) or, with respect to Losses incurred in connection with any Business Guarantees or Transferor Guarantees (as the case may be) on or after the Closing Date; provided that, the parties shall not be entitled to indemnity under this Article VIII with respect to any Specified Current Assets, Specified Current Liabilities and Closing Date Indebtedness solely to the extent of the amount of such items as were expressly and specifically included in the calculation of the Final Purchase Price. After the end of the applicable period set forth in this Section 8.1, no claim for breach of covenants, obligations or agreements may be brought, and no action with respect thereto may be commenced, and no party shall have any liability or obligation with respect thereto, unless the Indemnitee gave written notice to the Indemnifying Party, specifying in reasonable detail to the extent known the breach of the representation, warranty, covenant, obligation or agreement claimed, on or before the expiration of such period, as applicable, in which case the right of the party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is fully resolved and/or any applicable obligation to remedy such breach has been fully satisfied.

Section 8.2 Indemnification.

(a) From and after the Closing, Buyer shall indemnify, defend and hold harmless the Transferor Indemnitees from and against, and pay or reimburse the Transferor Indemnitees for, all Indemnifiable Losses relating to or arising from (i) the Assumed Liabilities (including, subject to Section 2.7, any Delayed Transfer Liabilities that would otherwise be Assumed Liabilities if transferred on the Closing Date; or (ii) any breach by Buyer of any obligations, covenants or agreements to be performed by Buyer pursuant to this Agreement prior to and/or subsequent to Closing, all of the foregoing in accordance with the applicable survival period(s) set forth herein.

(b) From and after the Closing, Transferor shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and pay or reimburse the Buyer Indemnitees for, all Indemnifiable Losses relating to or arising from (i) the Excluded Liabilities; (ii) any breach by Transferor or any of its Subsidiaries of any obligations, covenants or agreements to be performed by such Persons pursuant to this Agreement prior to and/or subsequent to the Closing in accordance with the applicable survival period(s) set forth herein; or (iii) the Pre-Closing Environmental Liabilities.

(c) Transferor, on the one hand, and Buyer Indemnitees, on the other hand, shall each pay fifty percent (50%) of each dollar of the initial $2,000,000 (the “Shared Risk Threshold”) of Indemnifiable Losses the Buyer Indemnitees are entitled to recover under Section 8.2(b)(iii) from Pre-Closing Remediation Liabilities. After the Shared Risk Threshold has been reached, Transferor shall be responsible for all Pre-Closing Remediation Liabilities the Buyer Indemnitees are entitled to recover under Section 8.2(b)(iii), subject to the limitations herein.

(d) The Buyer Indemnities shall not be entitled to recover under Section 8.2(b)(iii) for an aggregate amount of Indemnifiable Losses in excess of $140,000,000.

(e) Buyer hereby agrees that, in the event of any indemnification claim for Indemnifiable Losses under Section 8.2(b) may also be recovered under the R&W Insurance Policy, Buyer shall first bring such claims for such Indemnifiable Losses under the R&W Insurance Policy and may not pursue recovery against Transferor until (x) the R&W Insurer takes the position that the R&W Insurance Policy does not cover such Indemnifiable Losses or (y) the limits of the R&W Insurance Policy have been exhausted, and thereafter, may pursue such claims against Transferor, subject to the terms of this Agreement. Any claim under the R&W Insurance Policy pursuant to this Section 8.2(e) shall be deemed a claim brought against Transferor during the applicable survival period under Section 8.1 for all purposes. For purpose of Article VIII only, any breach or inaccuracy in any representation or warranty contained in this Agreement and any determination of Indemnifiable Losses resulting therefrom, shall be determined without regard to any materiality, “Material Adverse Effect” or similar qualification contained in or otherwise applicable to such representation or warranty.

(f) Notwithstanding anything to the contrary set forth herein, indemnification relating to any Contract between Transferor or any of its Subsidiaries and the Transferred Business for the provision after the Closing of goods and services in the ordinary course shall be governed by the terms of such Contract and not by this Section 8.2 or as otherwise set forth in this Agreement and the other Transaction Agreements.

Section 8.3 Procedures for Indemnification of Third-Party Claims.

(a) Transferor shall, and shall cause the other Transferor Indemnitees to, notify Buyer in writing promptly after learning of any Third-Party Claim for which any Transferor Indemnitee intends to seek indemnification from Buyer under this Agreement. Buyer shall, and shall cause the other Buyer Indemnitees to, notify Transferor in writing promptly after learning of any Third-Party Claim for which any Buyer Indemnitee intends to seek indemnification from Transferor under this Agreement. The failure of any Indemnitee to give such notice shall not relieve any Indemnifying Party of its obligations under this Article VIII, except to the extent (and only to the extent) that such Indemnifying Party is actually prejudiced by such failure to give notice. Such notice shall (i) describe such Third-Party Claim in reasonable detail considering the information provided to the Indemnitee, (ii) indicate, to the extent determinable, the estimated amount of the Indemnifiable Loss that has been claimed against or may be sustained by such Indemnitee and the nature of the claim, and (iii) contain a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) Except as provided in Section 5.17 or as otherwise provided in Section 8.3(c), an Indemnifying Party may, by notice to the Indemnitee within thirty (30) days after receipt by such Indemnifying Party of such Indemnitee’s notice of a Third-Party Claim, undertake (itself or through one of its Subsidiaries) the defense or settlement of such Third-Party Claim, at such Indemnifying Party’s own expense and by counsel reasonably satisfactory to the Indemnitee; provided that the Indemnitee shall be entitled to have sole control over the defense and settlement of any Third-Party Claim (i) seeking an injunction or other equitable relief against the Indemnitee, (ii) involving any criminal or quasi-criminal Litigation Matter, allegation or indictment to which the Indemnitee is a party, (iii) which the Indemnifying Party has failed or, in the reasonable determination of the Indemnitee, is failing to defend or otherwise prosecute diligently, (iv) the defense and conduct of which is handled by the insurer pursuant to the R&W Insurance Policy, (v) the settlement of, or an adverse judgment with respect to, which may establish (in the reasonable judgment of Buyer) a precedential custom or practice adverse to the business interests or reputation of Buyer or any of its Affiliates, (vi) involving a material supplier, material customer or other material business relationship of the Indemnitee or any of its Affiliates, or (vii) for which applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnifying Party and the Indemnitee, in the case of each of clauses (i) through (vii), at the cost and expense of the Indemnifying Party. If an Indemnifying Party undertakes the defense of any Third-Party Claim, such Indemnifying Party shall control the investigation and defense or settlement thereof, and the Indemnitee may not settle or compromise such Third-Party Claim without the prior written consent of the Indemnifying Party. In any event, the Indemnifying Party shall not (x) require any Indemnitee, without Indemnitee’s prior written consent, to take or refrain from taking any action in connection with such Third-Party Claim, or make any public statement or refrain from doing so, that would be in violation of Law, or (y) without the prior written consent of the Indemnitee and of Transferor, if the Indemnitee is a Transferor Indemnitee, or the Indemnitee and of Buyer, if the Indemnitee is a Buyer Indemnitee, consent to any settlement that does not include as a part thereof an unconditional release of the relevant Indemnitees from Liability with respect to such Third-Party Claim or that requires the Indemnitee or any of its Representatives or Affiliates to make any payment that is not fully indemnified by the Indemnifying Party under this Agreement or to be subject to any non-monetary remedy. Subject to the Indemnifying Party’s control rights, as specified herein, the Indemnitees may participate in such investigation and defense, at their own expense. Until such time as an Indemnifying Party has undertaken the defense of any Third-Party Claim as provided herein, such Indemnitee shall control the investigation and defense or settlement thereof, without prejudice to its right to seek indemnification hereunder and any fees and expenses of the Indemnitee that are incurred in connection therewith prior to the date the Indemnifying Party has undertaken the defense shall be borne by the Indemnifying Party.

(c) If an Indemnitee reasonably determines that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party which make it inappropriate for the Indemnifying Party to undertake the defense or settlement thereof, then such Indemnifying Party shall not be entitled to undertake the defense or settlement of such Indemnitee with respect to the Third-Party Claim; instead, counsel for the Indemnifying Party shall be entitled to conduct the defense or settlement of the Indemnifying Party and separate counsel for the Indemnitee (selected by the Indemnitee) shall be entitled to conduct the defense for the Indemnitee, in which case the reasonable fees, costs and expenses of such counsel for the Indemnitee (but not more than one separate firm of attorneys (in addition to reasonably necessary local counsel(s), if any) reasonably satisfactory to the Indemnifying Party) shall be paid by the Indemnifying Party, it being understood that both such counsel shall cooperate with each other to conduct the defense or settlement of such Third-Party Claim as efficiently as possible.

(d) In no event shall an Indemnifying Party be liable for the fees and expenses of more than one separate firm of attorneys for all Indemnitees (in addition to reasonably necessary local counsel(s) and its own counsel, if any) in connection with any one Litigation Matter, or separate but similar or related Litigation Matters, in the same jurisdiction arising out of the same general allegations or circumstances.

(e) If the Indemnifying Party undertakes the defense or settlement of a Third-Party Claim, (i) the Indemnifying Party shall keep the Indemnitee reasonably informed of the status of, and all material developments relating to or in connection with, such Third-Party Claim and shall provide the Indemnitee with reasonable access to all written, and summaries of all oral, correspondence, drafts of settlements agreements, court filings and all other notices and documents received or transmitted by the Indemnifying Party relating to such Third-Party Claim; and (ii) the Indemnitee shall make available to the Indemnifying Party and its counsel all information and documents reasonably available to it which relate to any Third-Party Claim, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof, subject to the terms and conditions of a mutually acceptable joint defense agreement. In the event the Indemnitee is undertaking the defense or settlement of a Third-Party Claim, the Indemnifying Party shall make available to the Indemnitee and its counsel all information and documents reasonably available to it which relate to any Third-Party Claim, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof, subject to the terms and conditions of a mutually acceptable joint defense agreement.

(f) Environmental Limitations. Notwithstanding any provision to the contrary in this Agreement, with respect to any Losses arising from Retained Environmental Liabilities, Pre-Closing Environmental Liabilities or with respect to breaches of the representations and warranties contained in Section 3.10 (Environmental Matters): (x) Transferor shall have satisfied its obligations with respect to any remedial action to the extent such remedial action is conducted to standards applicable to industrial properties, including the use of risk-based cleanup standards, natural attenuation, and deed restrictions so long as such use is not prohibited by the Governmental Authority overseeing such remedial action, (y) Transferor shall not be required to indemnify any Buyer Indemnitees for any such Losses, except to the extent such Losses are required to comply with Environmental Law in force and in effect on the Closing Date and (z) Transferor shall not be required to indemnify any Buyer Indemnitees for any such Losses to the extent that, after the Closing Date, Buyer Indemnitees directly and intentionally exacerbate any such Losses after obtaining actual knowledge thereof (excluding any exacerbation arising from post-Closing activities by Buyer Indemnitees that are in the ordinary course of business).

Section 8.4 Reductions for Insurance Proceeds. The amount that any Indemnifying Party is or may be required to pay to any Indemnitee pursuant to this Article VIII shall be reduced (retroactively or prospectively, as applicable) by any insurance proceeds in respect of the related Indemnifiable Losses (net of all costs of recovery, including deductibles, co-payments or other payment obligations) solely to the extent actually received by the Indemnitee. The existence of a claim or a potential claim by an Indemnitee for insurance in respect of any Indemnifiable Loss shall not, however, delay or reduce any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by an

Indemnifying Party. Notwithstanding any other provisions of this Agreement, it is the intention of the parties hereto that no insurer shall be (x) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (y) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnitee shall have received the payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Losses and shall subsequently actually receive insurance proceeds in respect of such Indemnifiable Losses, then such Indemnitee shall hold such insurance proceeds in trust for the benefit of such Indemnifying Party and shall pay to such Indemnifying Party a sum equal to the amount of such insurance proceeds actually received (net of all costs of recovery, including deductibles, co-payments or other payment obligations and without interest), up to the aggregate amount of any payments received from such Indemnifying Party pursuant to this Agreement in respect of such Indemnifiable Losses.

Section 8.5 Direct Claims. Any claim on account of an Indemnifiable Loss that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party. Such notice shall (i) specify in reasonable detail to the extent known the breach of the covenant, obligation or agreement claimed, and (ii) with respect to any Environmental Indemnity Claim, state whether Buyer has elected to control and/or perform the Responsive Action pursuant to Section 8.7(a). Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make such payment. If such Indemnifying Party does not respond in such thirty (30)-day period or rejects such claim in whole or in part, the Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Agreements.

Section 8.6 Joint Defense and Cooperation. With respect to any Third-Party Claim in which both Transferor and Buyer (or any of their respective Affiliates) are, or reasonably may be expected to be, named as parties, or that otherwise implicates both Transferor or Buyer (or any of their respective Affiliates) in a material fashion, the parties hereto shall reasonably cooperate with respect to such Third-Party Claim and if the parties hereto agree, maintain a joint defense in a manner that will preserve applicable privileges.

Section 8.7 Environmental Access, Control, and Cooperation.

(a) Buyer shall have the right, but not the obligation, to control and/or perform, and make all final decisions with respect to, any investigation, cleanup or other corrective or responsive action (“Responsive Action”) relating to any claim for indemnification by the Buyer Indemnitees for any Pre-Closing Environmental Liabilities (“Environmental Indemnity Claim”) and any related Responsive Actions. To the extent that Buyer does not elect to control and/or perform the Responsive Action in accordance with Section 8.5, Transferor shall have an obligation to control and/or perform such Responsive Action. To the extent Transferor controls or performs any Responsive Action relating to any Environmental Indemnity Claim under this Agreement, (i) Transferor shall not conduct or agree to conduct any Responsive Action in a manner that unreasonably interferes with the operations of the Transferred Business; and (ii) Buyer shall (or shall cause its Subsidiaries to) provide Transferor, at reasonable times and after reasonable notice, access to the Transferred Real Property and Transferred Business records and employees in connection with any such control and/or performance by Transferor.

(b) The party that controls and/or performs any Responsive Action (“Controlling Party”) shall (i) reasonably consult with the other party (“Non-Controlling Party”) regarding any such Responsive Action, including the selection of, and development of any scope of work for, any Responsive Action including the selection of any environmental consultants and the selection of, and development of any scope of work for, any Responsive Action; (ii) provide the Non-Controlling Party with an opportunity to review and comment on any submission to any Governmental Authority reasonably in advance of such submission and shall consider such comments in good faith; and (iii) provide the Non-Controlling Party with an opportunity to (A) attend any meetings with any Governmental Authority; (B) review any documents or records relating to such Responsive Action in the Controlling Party’s control that Non-Controlling Party may reasonably request; and (C) monitor the performance of such Responsive Action and, in the case of any intrusive investigation or cleanup, and at Non-Controlling Party’s reasonable request and expense, take split samples; provided, however, that, with respect to any such Environmental Indemnity Claim, Buyer or Transferor shall not, except as required by Law, conduct, agree to, or enter any settlement or order or make any reporting to any Governmental Authority with respect to any Responsive Action (including the selection of consultants, development and selection of a scope of work, any submissions to any Governmental Authority) without the prior written consent of Buyer or Transferor, as applicable, which shall not be unreasonably withheld, conditioned or delayed.

(c) The Controlling Party shall perform or cause to be performed any required investigations, remediation, removal, cleanup and other corrective or responsive action relating to and any Environmental Indemnity Claim (i) in accordance with this Agreement and as necessary to satisfy applicable requirements of any Governmental Authority, Environmental Law, License or Order; (ii) using qualified environmental consultants and engineers reasonably approved by the Non-Controlling Party; (iii) in a diligent and workmanlike manner that does not unreasonably interfere with the use or operation of the Transferred Business or Transferred Assets; and (iv) if Transferor is the Controlling Party, in a manner that does not require or result in any lien, restriction, encumbrance or condition that would apply to or adversely affect the Transferred Business or Transferred Assets without Buyer’s written approval of such lien, restriction, encumbrance or condition.

(d) In performing Responsive Actions for any Environmental Indemnity Claim, the Controlling Party shall: (i) submit to the Non-Controlling Party a written plan reflecting the activities necessary to perform the Responsive Action, which plan shall be subject to the Non-Controlling Party’s reasonable approval; (ii) provide the Non-Controlling Party with all proposed investigation and remediation plans, reports and other proposed submissions to any Governmental Authority at least fifteen (15) Business Days prior to submission of such documentation to any Governmental Authority, which proposed plans, reports and submissions shall be subject to the Non-Controlling Party’s reasonable approval; (iii) provide the Non-Controlling Party with true and complete copies of all plans, reports and other documents submitted to any Governmental Authority within five (5) Business Days after submission any Governmental Authority; (iv) provide the Non-Controlling Party with no less than fifteen (15) Business Days advance written notice of all planned activities that require access to the Transferred Real Property; and (v) keep the Non-Controlling Party reasonably informed of the progress of any such activities and the schedule for completing the Responsive Action.

(e) The Controlling Party shall have satisfied its obligations with respect to a Responsive Action to the extent such Responsive Action is conducted to standards applicable to industrial properties, including the use of risk-based cleanup standards and natural attenuation, so long as such standards are approved by the Governmental Authority overseeing such Responsive Action. Without Buyer’s prior written approval, if Transferor is the Controlling Party, Transferor shall not seek and/or implement any engineering controls (e.g., fencing, capping, physical barriers, etc.) or institutional controls (e.g., land use restrictions, deed notifications, etc.), other than (A) a groundwater use restriction on the Transferred Real Property, and (B) a deed restriction limiting the use of the Transferred Real Property to commercial/industrial (non-residential) uses, which instruments shall be prepared and recorded as necessary. Transferor may propose institutional controls or engineering controls to Buyer, which Buyer may approve or deny in its discretion, which approval shall not be unreasonably withheld. Transferor shall have no obligation to indemnify Buyer Indemnitees pursuant to Section 8.2(b) of this Agreement for any Losses to the extent that (A) such Losses arise out of or result from any testing, sampling or other invasive investigation of, or Responsive Action relating to, the air, soil, soil gas, surface water, groundwater, sediment, building materials or other environmental media conducted by, on behalf of, or at the direction of Buyer or any of its Affiliates or any disclosure, report or communication to any Governmental Authority or other third party relating to any Environmental Indemnity Claim by, on behalf of, or at the direction of Buyer or any of its Affiliates unless such investigation, sampling, testing, Responsive Action, disclosure, report or communication (i) was required by any Governmental Authority or by any Environmental Law, License, or Order; or (ii) was reasonably necessary to defend or resolve an Action brought by a Governmental Authority or other Person (in which case, if Buyer is the Controlling Person, it will notify Transferor of its obligation and permit Transferor to participate and provide reasonable comments); or (iii) was reasonably necessary to respond to or correct an actual or perceived imminent threat of a risk to human health or the environment; or (iv) was reasonably necessary for the construction, maintenance and/or repair of the Transferred Assets, the Owned Real Property, or the Leased Real Property, which construction, maintenance and/or repair is performed for a legitimate and bona fide business purpose and would be performed in the ordinary course; provided further, that in the case of (A)(ii), (A)(iii) and (A)(iv) of this Section 8.7 such defense or resolution, response or correction, or construction, maintenance and/or repair would have been performed or undertaken even if there was not a right to indemnification under this Agreement; (B) such Losses arise in connection with any total change in property use from commercial or industrial to residential use; (C) such Losses arise from a property closure that accelerates or exacerbates any Environmental Indemnity Claim for which Buyer and its Affiliates seek indemnification if such property closure would not have occurred but for a right to indemnification under this Agreement, or (D) any environmental response investigation, cleanup, remediation or similar activity that is more comprehensive or stringent than the minimum applicable environmental standard, unless otherwise required by the appropriate Governmental Authority.

Section 8.8 Tax Treatment of Payments. Except to the extent otherwise required by applicable Law, Transferor and Buyer shall (and shall cause their respective Affiliates to) treat any and all payments under this Article VIII as an adjustment to the Final Purchase Price for tax purposes, it being understood that where such payments relate to a Transferred Asset, such adjustment shall apply to the portion of the Final Purchase Price that is allocated to such Transferred Asset pursuant to Section 2.6.

ARTICLE IX

TERMINATION

Section 9.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Transferor;

(b) by either Buyer or Transferor if the Closing shall not have occurred on or before February 20, 2025 (the “Termination Date”), unless the failure of the Closing to have occurred by the Termination Date is due to the failure of the party hereto seeking to terminate this Agreement pursuant to this Section 9.1(b) to perform, or otherwise comply with, in all material respects the covenants and agreements of such party hereto as set forth herein;

(c) by Buyer (so long as Buyer is not then in material breach of any covenant, representation or warranty or other agreement contained herein which breach would cause the Closing conditions of Transferor not to be satisfied if the Closing were to occur at the time of termination), if there has been a breach by Transferor of any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation and warranty shall have become untrue in any material respect, in either case such that Section 7.3(a) hereof would be incapable of being satisfied, and such breach or condition has not been cured or capable of being cured by the earlier of the day prior to the Termination Date and thirty (30) Business Days following receipt by Transferor of notice of such breach;

(d) by Transferor (so long as Transferor is not then in material breach of any covenant, representation or warranty or other agreement contained herein which breach would cause the Closing conditions of Buyer not to be satisfied if the Closing were to occur at the time of termination), if there has been a breach by Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation and warranty shall have become untrue in any material respect, in either case such that Section 7.2(a) hereof would be incapable of being satisfied, and such breach or condition has not been cured or capable of being cured by the earlier of the day prior to the Termination Date and thirty (30) Business Days following receipt by Buyer of notice of such breach;

(e) by either Transferor or Buyer if any Law or Order by any Governmental Authority preventing or prohibiting consummation of the Transactions shall have become final and nonappealable; or

(f) by Transferor if (i) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied or waived in accordance with this Agreement on or prior to the date that the Closing should have been consummated in accordance with Section 2.1 (and continued to be so satisfied or waived), (ii) Transferor has confirmed by irrevocable notice to Buyer in writing that all of the conditions set forth in Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) or that it is willing to waive and waives any such unsatisfied conditions and that Transferor is ready, willing and able to consummate the Closing in accordance with Section 2.1, (iii) Buyer fails to consummate the Transaction within four (4) Business Days following receipt of such notice, and (iv) at all times during such four (4) Business Day period described in clause (iii), Transferor stood ready, willing and able to consummate the Transactions contemplated hereby.

The party hereto desiring to terminate this Agreement pursuant to this Section 9.1 will give written notice of such termination to the other party, specifying the provision pursuant to which such termination is affected.

Section 9.2 Effect of Termination.

(a) In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination (other than obligations that by their terms are to be performed following any such termination, including the payment of the Termination Fee when and if required pursuant to Section 9.2(b)) and such termination shall be without liability to Transferor or Buyer; provided, however, that subject to the terms of this Section 9.2, (i) no such termination shall (A) restrict the availability of specific performance with respect to surviving obligations that are to be performed following such termination or (B) except as provided in Section 9.2(c), relieve any party hereto from Liability for damages resulting from any Willful Breach; provided that the Liability of Buyer for any breach (whether a Willful Breach or otherwise) shall be limited to $50,000,000 and in no event shall Transferor or any of its Affiliates seek to recover any money damages in excess of such amount; and (ii) the provisions of the Confidentiality Agreement, this Section 9.2 and Article X shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

(b) In the event that this Agreement is validly terminated by Transferor pursuant to Section 9.1(f), Buyer shall pay to Transferor a fee of $30,000,000 (the “Termination Fee”) by wire transfer of immediately available funds, such payment to be made within five (5) Business Days of such termination.

(c) The parties acknowledge and hereby agree that the Termination Fee if, as and when required to be paid in accordance with this Section 9.2, shall not constitute a penalty but will constitute liquidated damages, in a reasonable amount that will compensate Transferor in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event (i) will Transferor be permitted or entitled to receive both a grant of specific performance to cause the Closing to occur and the Termination Fee and (ii) shall Buyer be required to pay the Termination Fee on more than one (1) occasion.

(d) Notwithstanding anything to the contrary in this Agreement, in the event Transferor receives full payment of the Termination Fee from Buyer pursuant to Section 9.2(b), Transferor’s receipt of the Termination Fee (and reimbursement for any costs and expenses of Transferor in accordance with Section 5.18(d) and Section 9.2(e)) shall, subject to Section 10.12, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort, or otherwise) of Transferor or any of its Related Parties against Buyer, or any of its former, current or future stockholders, controlling Persons, managers, members, partners, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, controlling Person, manager, member, partners, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, the “Related Parties”) or any of the Financing Entities for any Liability as a result of the failure of the Transactions to be consummated or for a breach of, or failure to perform under, (whether a Willful Breach, willful failure or otherwise) this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and none of the Related Parties of Buyer or the Financing Entities shall have any further Liability or obligation relating to or arising out of this Agreement, any Transaction Document, the Transactions or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing in this paragraph shall relieve Buyer of its obligations under the Confidentiality Agreement, or for reimbursement for any costs and expenses of Transferor in accordance with Section 5.18(d) and Section 9.2(e).

(e) Each of the parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. If Buyer fails to timely pay the Termination Fee when due and payable in accordance with Section 9.2(b), Buyer shall pay to Transferor interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at a per annum rate based on the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 9.2(b) shall be paid by Buyer by wire transfer of same day funds.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices, requests, claims, demands and other communications to be given or delivered under or by the provisions of this Agreement shall be in writing and shall be deemed given only (i) when delivered personally to the recipient, (ii) on the first Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid); provided that confirmation of delivery is received, (iii) when sent if sent by e-mail transmission prior to 5:00 p.m. New York time on a Business Day, otherwise on the next Business Day; or (iv) three (3) days after being mailed to the recipient by certified or registered mail (return receipt requested and postage prepaid). Such notices, requests, claims, demands and other communications shall be sent to the parties at the following addresses (or at such address for a party as is specified by like notice):

(a) if to Transferor, to:

Graphic Packaging International, LLC

1500 Riveredge Parkway NW

Suite 100, 9th Floor

Atlanta, GA 30328

Attention:   Law Department

Email:

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Attention:   W. Scott Kitchens

      Justin R. Howard

Email:    scott.kitchens@alston.com

      justin.howard@alston.com

(b) if to Buyer, to:

Clearwater Paper Corporation

601 West Riverside, Suite 1100

Spokane, WA 99201

Attention:   Carol Haugen

       Marc Rome

Email:

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center, 22nd Floor

San Francisco, CA 94111-5998

Attention:   Justin D. Hovey

       Patrick J. Devine

Email:     justin.hovey@pillsburylaw.com

       patrick.devine@pillsburylaw.com

and

Pillsbury Winthrop Shaw Pittman LLP

401 Congress Avenue, Suite 1700

Austin, TX 78701-3797

Attention:   Veronica T. Nunn

Email:    veronica.nunn@pillsburylaw.com

Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 10.1; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 10.2 Fees and Expenses. Except as otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement, the Transaction Agreements, and the Transactions shall be paid by the party incurring such fees or expenses; provided that Buyer and Transferor shall each pay one-half of all filing fees in connection with Competition Laws, including the HSR Act, and each of Transferor and Buyer shall pay one-half of the premium, costs and expenses associated with the R&W Insurance Policy.

Section 10.3 Counterparts; Delivery by Electronic Transmission. This Agreement may be executed in one or more counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, portable document format (PDF), or DocuSign shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 10.4 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties that are expressly identified in the preamble hereof and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement and no Person shall be deemed a third party beneficiary under or by reason of this Agreement, except as provided in Section 5.12(g)(ii). In addition, and without limiting the generality of the foregoing, nothing contained in any provision of this Agreement (i) shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement or (ii) create any third-party beneficiary rights or obligations in any Business Employee or former employee of the Transferred Business, including with respect to (x) any right to employment or continued employment or to a particular term or condition of employment or (y) the ability of Transferor or any of its Subsidiaries to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time established, sponsored or maintained by any of them. Notwithstanding the foregoing, the Financing Parties shall be express third party beneficiaries of and shall be entitled to rely upon Section 9.2(d) (Effect of Termination), this Section 10.4 (No Third Party Beneficiaries), Section 10.7 (Governing Law; Venue; WAIVER OF JURY TRIAL), Section 10.8 (Jurisdiction; Service of Process), Section 10.10 (Amendment), Section 10.11 (Extension; Waiver) and Section 10.14 (No Recourse), and each Financing Party may enforce such provisions.

Section 10.5 Entire Agreement. This Agreement, the Exhibits, the Transferor Disclosure Schedules, the Buyer Disclosure Schedules, the Confidentiality Agreement, and the other Transaction Agreements (when executed and delivered) and other documents referred to herein and therein shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and understandings, both written and oral, between the parties hereto or any of them with respect to such subject matter (including any proposal or letter of intent).

Section 10.6 Assignment. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void; except that this Agreement and any rights, interests or obligations hereunder may be assigned, in whole or from time to time in part, by Buyer to (a) any of its Affiliates, (b) its financing sources as collateral security, and (c) following the Closing, any successor in interest to Buyer, including as a result of a merger or a sale of all or substantially all of its assets (but no such assignment shall relieve Buyer of any of its duties or obligations hereunder). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 10.7 Governing Law; Venue; WAIVER OF JURY TRIAL.

(a) This Agreement and all issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement (and all Schedules and Exhibits hereto) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal Laws of the State of Delaware shall control the interpretation and construction of this Agreement (and all Schedules and Exhibits hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive Law of some other jurisdiction would ordinarily apply. Notwithstanding anything to the contrary contained elsewhere herein, the parties hereby further agree (i) that no party will bring any legal action or proceeding against the Financing Entities in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing, the Debt Commitment Letter or the performance of either thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), in each case sitting in the Borough of Manhattan in the New York City and (ii) that any claims brought against the Financing Entities will be governed by the Laws of the State of New York, without regard to the conflict of laws provisions thereof that would cause the laws of another state to apply, provided that (a) the interpretation of the definition of “Material Adverse Effect” and whether or not a “Material Adverse Effect” has occurred, (b) the accuracy of any of the representations of Transferor contained in this Agreement and whether as a result of any inaccuracy thereof Buyer (or its subsidiaries) have the right to terminate Buyer’s (or its subsidiaries’) obligations under this Agreement or decline to consummate the Transactions as a result of a breach of any such representation or warranty in this Agreement and (c) whether the Transactions have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(B) AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (WITH EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH OF THE PARTIES EXPRESSLY AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING PARTY) OR ANY OTHER TRANSACTION AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING, AND ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER TRANSACTION AGREEMENT (INCLUDING ANY ACTIONS, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING PARTY) SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 10.8 Jurisdiction; Service of Process. ANY ACTION WITH RESPECT TO THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT OF THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER BROUGHT BY THE OTHER PARTY OR PARTIES OR THEIR SUCCESSORS OR ASSIGNS, IN EACH CASE, SHALL BE BROUGHT AND DETERMINED EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR,

IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION WITH RESPECT TO THIS AGREEMENT (I) ANY CLAIM THAT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE IN ACCORDANCE WITH THIS SECTION 10.8, (II) ANY CLAIM THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE) AND (III) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) THE ACTION IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (B) THE VENUE OF SUCH ACTION IS IMPROPER OR (C) THIS AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH OF THE PARTIES FURTHER AGREES THAT NO PARTY TO THIS AGREEMENT SHALL BE REQUIRED TO OBTAIN, FURNISH OR POST ANY BOND OR SIMILAR INSTRUMENT IN CONNECTION WITH OR AS A CONDITION TO OBTAINING ANY REMEDY REFERRED TO IN THIS SECTION 10.8 AND EACH PARTY WAIVES ANY OBJECTION TO THE IMPOSITION OF SUCH RELIEF OR ANY RIGHT IT MAY HAVE TO REQUIRE THE OBTAINING, FURNISHING OR POSTING OF ANY SUCH BOND OR SIMILAR INSTRUMENT. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.1, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

Section 10.9 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable to the maximum extent permitted while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the original intent of the parties hereto. Notwithstanding the foregoing, the parties hereto intend that the provisions of Section 10.7(b) (Waiver of Jury Trial), Section 10.8 (Jurisdiction; Service of Process), Section 10.12 (Specific Performance; Damages Waiver), and Section 10.14 (No Recourse) be construed as integral provisions of this Agreement.

Section 10.10 Amendment. This Agreement may be amended by the parties hereto at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. To the extent any amendment or waiver to Section 10.4 (No Third Party Beneficiaries), Section 10.7 (Governing Law; Venue; WAIVER OF JURY TRIAL), Section 10.8 (Jurisdiction; Service of Process), this Section 10.10 (Amendment), Section 10.11 (Extension; Waiver) and Section 10.14 (No Recourse) is sought which is adverse to the rights of the Financing Parties, the prior written consent of the Financing Parties shall be required before such amendment is rendered effective.

Section 10.11 Extension; Waiver. At any time prior to the Closing, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, or (c) subject to the proviso of the second to last sentence of Section 10.1, waive compliance with, or breach of, any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party hereto. No waiver or election shall be inferred from the conduct of any party hereto. Any waiver of an inaccuracy or failure to comply with, or breach of, any provision of this Agreement shall not be, or be deemed to be, a waiver of any subsequent inaccuracy or failure to comply with, or breach of, any provision of this Agreement. Failure to enforce any provision of this Agreement at any time or for any period shall not waive that provision or any other provision or the right subsequently to enforce all provisions of this Agreement.

Section 10.12 Specific Performance; Damages Waiver.

(a) In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Agreement, the party who is, or is to be, thereby aggrieved will, subject to the terms, conditions and limitations set forth in this Section 10.12, have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Agreement, in addition to any and all other rights and remedies at law or in equity. The parties hereto agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements of the securing or posting of any bond with such remedy are waived by each of the parties hereto.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, the parties agree that, prior to the valid termination of this Agreement in accordance with Section 9.1, Transferor may obtain an injunction, specific performance or other equitable remedies to specifically enforce Buyer’s obligation to consummate the Closing at the time the Closing is required to occur on the terms and conditions set forth herein, if (and only so long as): (i) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied or waived in accordance with this Agreement on or prior to the date that the Closing should have been consummated in accordance with Section 2.1 (and continued to be so satisfied or waived), (ii) Transferor has confirmed by irrevocable notice to Buyer in writing that all of the conditions set forth in Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) or that it is willing to waive and waives any such unsatisfied conditions and that Transferor is ready, willing and able to consummate the Closing in accordance with Section 2.1, (iii) Buyer fails to consummate the Transaction within four (4) Business Days following receipt of such notice, (iv) at all times during such four (4) Business Day period described in clause (iii), Transferor stood ready, willing and able to consummate the Transactions contemplated hereby, and (v) the Debt Financing has been funded in accordance with the terms and conditions thereof or will be funded at the Closing in accordance with the terms and conditions of the Debt Commitment Letter in an aggregate amount sufficient to fund the Required Amounts; provided that, in accordance with Section 9.2(c), under no circumstances, notwithstanding anything to the contrary contained herein, shall Transferor be permitted or entitled to receive both a grant of specific performance that results in the consummation of the transactions contemplated by this Agreement pursuant to this Section 10.12 and the payment of all or any portion of the Termination Fee.

(c) Notwithstanding anything to the contrary, no party shall be liable to another party or any of its Affiliates (or any of their respective present, former and future Representatives and each of their respective heirs, executors, successors and assigns) for any exemplary damages or punitive damages arising out of or in connection with this Agreement or any Transaction Agreement (in each case, unless any such damages are payable to a third party or Governmental Authority pursuant to a Third-Party Claim).

Section 10.13 No Representations and Warranties.

(a) EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER TRANSACTION AGREEMENT, TRANSFEROR (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) ACKNOWLEDGES THAT NONE OF BUYER, GUARANTOR OR ANY OF THEIR SUBSIDIARIES MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY HEREIN AS TO ANY MATTER WHATSOEVER, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OR TITLE. EXCEPT TO THE EXTENT OTHERWISE PROVIDED FOR HEREIN OR IN ANY OTHER TRANSACTION AGREEMENT, TRANSFEROR (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) FURTHER ACKNOWLEDGES THAT ALL OTHER REPRESENTATIONS OR WARRANTIES THAT BUYER, GUARANTOR OR ANY OF THEIR SUBSIDIARIES GAVE OR MIGHT HAVE GIVEN, OR WHICH MIGHT BE PROVIDED OR IMPLIED BY APPLICABLE LAW OR COMMERCIAL PRACTICE, ARE HEREBY EXPRESSLY EXCLUDED, AND THAT NEITHER TRANSFEROR NOR ANY OF ITS SUBSIDIARIES HAS RELIED ON ANY SUCH REPRESENTATION OR WARRANTY.

(b) EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER TRANSACTION AGREEMENT, BUYER (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) ACKNOWLEDGES THAT NONE OF TRANSFEROR OR ANY OF ITS SUBSIDIARIES MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY HEREIN AS TO ANY MATTER WHATSOEVER, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OR TITLE. EXCEPT TO THE EXTENT OTHERWISE PROVIDED FOR HEREIN OR IN ANY OTHER TRANSACTION AGREEMENT, BUYER (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) FURTHER ACKNOWLEDGES THAT ALL OTHER REPRESENTATIONS OR WARRANTIES THAT TRANSFEROR OR ANY OF ITS SUBSIDIARIES GAVE OR MIGHT HAVE GIVEN, OR WHICH MIGHT BE PROVIDED OR IMPLIED BY APPLICABLE LAW OR COMMERCIAL PRACTICE, ARE HEREBY EXPRESSLY EXCLUDED, AND THAT NEITHER BUYER NOR ANY OF ITS SUBSIDIARIES HAS RELIED ON ANY SUCH REPRESENTATION OR WARRANTY.

Section 10.14 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, may only be made against the Persons that are expressly identified as parties to this Agreement in the preamble hereof in their capacities as such, and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of, and any lender to, any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of, and any lender to (including the Financing Parties), any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

GRAPHIC PACKAGING INTERNATIONAL, LLC

By:	/s/ Michael P. Doss
Name: Michael P. Doss
Title: President and Chief Executive Officer

CLEARWATER PAPER CORPORATION

By:	/s/ Arsen S. Kitch
Name: Arsen S. Kitch
Title: President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]